e-KONG
Convergence through Services

02 NOV -4 AM 10:05

By DHL

Date : 30 OCT 2002

02055634

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen:

Re : e-Kong Group Limited – SEC File No. 082-34653
<u>Information Furnished pursuant to Rule 12g3-2(b)</u>

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

We, e-Kong Group Limited, submit the following documents to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act:

1. Announcement dated 19 September 2002 regarding the interim results for the six months ended 30 June 2002, made public and filed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited ("SEHK").

2. Interim Report for the six months ended 30 June 2002 made public, filed or distributed pursuant to the SEHK Listing Rules.

3. Announcement dated 7 October 2002 regarding the proposed capital reorganisation, proposed rights issue, whitewash waiver and general mandates to issue and repurchase new shares, made public and filed pursuant to the SEHK Listing Rules.

4. Circular dated 28 October 2002 regarding the proposed capital reorganisation, proposed rights issue, whitewash waiver, proposed bye-law amendments and general mandates to issue and to repurchase new shares, made public and filed pursuant to the SEHK Listing Rules.

5. Form of Proxy for the Special General Meeting of the Company to be held on 21 November 2002, made public, filed or distributed pursuant to the SEHK Listing Rules.

dlw 11/4

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the copy of this letter and returning it to us in the self-addressed envelope enclosed for your convenience. Should you have any questions concerning the foregoing, please contact the undersigned at 011 (852) 3101 3047 or Mr. Wallace Yuen at 011 (852) 3101 3049.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lim Shyang Guey
Director

Enclosures

02 NOV -4 AM 10: 05

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2002

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002, together with comparative figures for the corresponding period in 2001. The results are unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

Condensed consolidated income statement

	Note	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Turnover	2	140,592	126,923
Cost of sales		(102,909)	(101,170)
Gross profit		37,683	25,753
Other revenue	3	1,261	3,747
		38,944	29,500
Distribution costs		(12,736)	(11,296)
Business promotion and marketing expenses		(3,767)	(20,688)
Operating and administrative expenses		(78,756)	(108,469)
Depreciation and amortisation		(22,686)	(16,342)
Loss from operations		(79,001)	(127,295)
Finance costs		(770)	(105)
Intangible assets and goodwill written off		-	(112,956)
Provision for diminution in value of investment securities		(26,882)	(118,945)
Unrealised holding loss on other investments		(8,675)	(177,283)
Share of results of associates		-	(501)
Loss from ordinary activities before taxation		(115,328)	(537,085)
Taxation	4	-	-
Loss from ordinary activities after taxation		(115,328)	(537,085)

(b) *by geographical segments:*

	Six months ended 30 June 2002 Asia Pacific (Unaudited) HK$'000	North America (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000	Six months ended 30 June 2001 Asia Pacific (Unaudited) HK$'000	North America (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000
Turnover						
External sales	64,249	76,343	140,592	71,420	55,503	126,923
Result						
Loss from operations	(14,264)	(56,921)	(71,185)	(58,709)	(47,362)	(106,071)
Intangible assets and goodwill written off	-	-	-	(77,263)	(35,693)	(112,956)
	(14,264)	(56,921)	(71,185)	(135,972)	(83,055)	(219,027)
Finance costs			(770)			(105)
Other operating income and expenses			(7,816)			(21,224)
Unrealised holding loss on other investments			(8,675)			(177,283)
Provision for diminution in value of investment securities			(26,882)			(118,945)
Share of results of associates			-			(501)
Net loss attributable to shareholders			(115,328)			(537,085)

3. **Other revenue**

	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Interest income	248	3,747
Others	1,013	-
	1,261	3,747

4. **Taxation**

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profits for the period (30 June 2001: Nil).

5. **Loss per share**

The calculation of basic loss per share for the six months ended 30 June 2002 was based upon the consolidated loss attributable to shareholders of HK$115,328,000 (30 June 2001 : HK$537,085,000) and on the weighted average number of 4,699,262,008 (30 June 2001: 1,797,078,196) ordinary shares in issue during the period.

The fully diluted loss per share for 2001 and 2002 are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amount of the loss per share has been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company in December 2001.

The general economic environment of the countries in which the Group operates is unlikely to improve for the second half of the year. Its adverse effects are reflected in the slower than expected revenue growth of the Group for this period. However, the Group's key operating subsidiaries have proven to have a competitive edge to grow its market share whilst continuing to improve their overall operating efficiencies. ZONE Hong Kong and Singapore are expected to contribute positively towards the Group's cashflow for the coming period. The Group will continue to invest in growing the revenue of the ZONE business in the US, particularly in the enterprise and corporate markets, while exercising tight financial control on its operating cost.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial results

Group turnover for the period under review increased by 10.8% to HK$140.6 million compared with HK$126.9 million for the corresponding period in 2001. The ZONE telecommunications business continues to be the main revenue growth driver of the Group.

The operating loss for the period was HK$79 million compared with HK$127.3 million for the previous corresponding period. The decrease in the operating loss was mainly a result of ongoing improvements in operational efficiencies within the Group and the ZONE subsidiaries in Singapore and Hong Kong achieving positive EBITDA. Consolidated net loss attributable to shareholders declined to HK$115.3 million from HK$537.1 million. Non-recurring losses for the period were HK$35.6 million compared with HK$409.2 million for the previous period.

Financial resources, liquidity and gearing ratio

The Group relied on its internal resources, including the net proceeds of HK$128 million raised from the rights issue in December 2001, to fund its operations during the period.

Cash and bank balances (excluding pledged deposits) were HK$33.1 million as at 30 June 2002 (31 December 2001: HK$111.3 million). The Group had pledged deposits amounting to HK$7.7 million as at 30 June 2002 (31 December 2001: HK$7.1 million). The Group had no bank borrowings during the period under review.

As at 30 June 2002, the Group's liabilities under equipment lease financing amounted to HK$10.7 million (31 December 2001: HK$16.3 million).

As at 30 June 2002, the net assets of the Group amounted to HK$241.5 million (31 December 2001 : HK$357.3 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 4.4% (31 December 2001: 4.6%).

Foreign exchange risks

Since most of the Group's assets and liabilities, revenue and payments are mainly denominated in Hong Kong dollars and United States dollars.

	Notes		
Finance costs		(770)	(105)
Intangible assets and goodwill written off		-	(112,956)
Provision for diminution in value of investment securities		(26,882)	(118,945)
Unrealised holding loss on other investments		(8,675)	(177,283)
Share of results of associates		-	(501)
Loss from ordinary activities before taxation		(115,328)	(537,085)
Taxation	4	-	-
Loss from ordinary activities after taxation		(115,328)	(537,085)
Minority interests		-	-
Net loss attributable to shareholders		(115,328)	(537,085)
Loss per share	5		
Basic		(2.45) cents	(29.89) cents
Diluted		N/A	N/A
EBITDA	6	(56,315)	(110,953)

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated interim financial statements are prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements under Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover and segmental information**

The analysis of the Group's turnover and results by principal business activities and geographical area of operations during the period are as follows:

(a) *by business segments:*

	Six months ended 30 June 2002			Six months ended 30 June 2001		
	Telecommunication services (Unaudited) HK$'000	Others (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000	Telecommunication services (Unaudited) HK$'000	Others (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000
Turnover						
External sales	131,187	9,405	140,592	105,078	21,845	126,923
Result						
Loss from operations	(62,708)	(8,477)	(71,185)	(84,394)	(21,677)	(106,071)
Intangible assets and goodwill written off	-	-	-	(105,718)	(7,238)	(112,956)
	(62,708)	(8,477)	(71,185)	(190,112)	(28,915)	(219,027)
Finance costs			(770)			(105)
Other operating income and expenses			(7,816)			(21,224)
Unrealised holding loss on other investments			(8,675)			(177,283)
Provision for diminution in value of investment securities			(26,882)			(118,945)
Share of results of associates			-			(501)
Net loss attributable to shareholders			(115,328)			(537,085)

	1,261	3,747

4. **Taxation**

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profits for the period (30 June 2001: Nil).

5. **Loss per share**

The calculation of basic loss per share for the six months ended 30 June 2002 was based upon the consolidated loss attributable to shareholders of HK$115,328,000 (30 June 2001 : HK$537,085,000) and on the weighted average number of 4,699,262,008 (30 June 2001: 1,797,078,196) ordinary shares in issue during the period.

The fully diluted loss per share for 2001 and 2002 are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amount of the loss per share has been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company in December 2001.

6. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, intangible assets and goodwill written off, provision for diminution in value of investment securities, unrealised holding loss on other investments and the Group's share of results of associates.

7. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board has not recommended the payment of any interim dividend for the six months ended 30 June 2002 (30 June 2001: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review the key focus of the Group was on the ZONE telecommunications business. The ZONE business in Hong Kong, Singapore and the United States accounted for 93% of the Group's total revenue. Revenue from the ZONE business increased by 24.9% to HK$131.1 million compared with HK$105.1 million for the previous corresponding period.

Revenue for this period from the ZONE business in the United States increased by 37.6% to HK$76.3 million from HK$55.5 million for the previous corresponding period. The operating loss for ZONE US was HK$56.9 million compared with HK$47.4 million for the previous corresponding period. Operating expenses for ZONE US peaked during this period. Additional cost was incurred in product development and operational set-up to meet the more demanding needs of the business segment of the US market. As most of these efforts are now completed, the operating cost is anticipated to decrease in the coming period.

Despite intense competition and difficult economic times, ZONE Hong Kong achieved positive EBITDA for this period. This was attained through gross margin improvements, increased operational efficiencies and a marginal revenue growth. Competitive pressures will continue to affect gross margins but as ZONE Hong Kong achieves economic scale, incremental revenue growth will not require corresponding increase in operating expenses. Looking ahead, ZONE Hong Kong will continue to concentrate on its sales and marketing, and ongoing operational cost control efforts. Minimal capital expenditure is expected for the next period.

ZONE Singapore achieved positive EBITDA on a month-on-month basis from the second quarter of this year. More than 50% of ZONE Singapore's revenue for this period was generated from its business customers as a result of increased sales and marketing initiatives targeting the business segment of the market. Improvements in call quality and a better understanding of ZONE's value-added features has helped increase penetration rate into the Singapore's corporate sector.

The revenue from the Group's non-telecom subsidiaries declined from HK$21.8 million for the previous corresponding period to HK$9.4 million for this period. The Group will continue to explore opportunities through partnerships and alliances with key players in the respective industries in order to enhance the value of these subsidiaries.

As the Group's non-core investments, mostly acquired in year 2000 are no longer considered strategic, it will continue to divest these investments as appropriate and reallocate resources to the core business.

Cash and bank balances (excluding pledged deposits) were HK$33.1 million as at 30 June 2002 (31 December 2001: HK$111.3 million). The Group had pledged deposits amounting to HK$7.7 million as at 30 June 2002 (31 December 2001: HK$7.1 million). The Group had no bank borrowings during the period under review.

As at 30 June 2002, the Group's liabilities under equipment lease financing amounted to HK$10.7 million (31 December 2001: HK$16.3 million).

As at 30 June 2002, the net assets of the Group amounted to HK$241.5 million (31 December 2001 : HK$357.3 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 4.4% (31 December 2001: 4.6%).

Foreign exchange risks

Since most of the Group's assets and liabilities, revenue and payments are mainly denominated in Hong Kong dollars and United States dollars, the Group considers the exposure to foreign exchange fluctuations is minimal.

Contingent liabilities and commitments

As at 30 June 2002, there are no material contingent liabilities and commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the 2001 annual report.

Employee and remuneration policy

As at 30 June 2002, the Group had approximately 269 employees (30 June 2001 : 250 employees) in Hong Kong and overseas. The Group's remuneration policies, including both salaries and bonuses, are in line with local market practices where the Company and its subsidiaries operate and are formulated on the basis of the performance and experience of individual employee.

In addition to salary payment, the Group also offers to its employees other fringe benefits including provident fund and medical subsidies. The Company also granted share options to eligible employees of the Group, including directors of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the period ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

AUDIT COMMITTEE

The Audit Committee has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated financial results for the six months ended 30 June 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2002 interim report containing all information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules will be published on both the Stock Exchange's website and the Company's website in due course.

APPRECIATION

The Board would like to thank the business associates, shareholders and customers for their continuous support and acknowledge its appreciation for the contribution and dedication of the Group's employees.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 19 September 2002



2002

Interim Report 2002

e-KONG

Convergence through Services

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002, together with comparative figures in 2001. The results are unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

Condensed consolidated income statement

	Note	Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Turnover	2	**140,592**	126,923
Cost of sales		**(102,909)**	(101,170)
Gross profit		**37,683**	25,753
Other revenue	3	**1,261**	3,747
		38,944	29,500
Distribution costs		**(12,736)**	(11,296)
Business promotion and marketing expenses		**(3,767)**	(20,688)
Operating and administrative expenses		**(78,756)**	(108,469)
Depreciation and amortisation		**(22,686)**	(16,342)
Loss from operations		**(79,001)**	(127,295)
Finance costs		**(770)**	(105)
Intangible assets and goodwill written off		**–**	(112,956)
Provision for diminution in value of investment securities		**(26,882)**	(118,945)
Unrealised holding loss on other investments		**(8,675)**	(177,283)
Share of results of associates		**–**	(501)
Loss from ordinary activities before taxation		**(115,328)**	(537,085)
Taxation	4	**–**	–
Loss from ordinary activities after taxation		**(115,328)**	(537,085)
Minority interests		**–**	–
Net loss attributable to shareholders		**(115,328)**	(537,085)
Loss per share	5		
Basic		**(2.45) cents**	(29.89) cents
Diluted		**N/A**	N/A
EBITDA	6	**(56,315)**	(110,953)

Condensed consolidated balance sheet

	Note	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	7	**211,511**	215,428
Interests in associates		**4,838**	4,838
Investment securities		**4,552**	31,434
		220,901	251,700
Current assets			
Other investments		**24,339**	47,737
Trade and other receivables	8	**44,497**	54,230
Pledged deposits		**7,714**	7,107
Cash and cash equivalents		**33,120**	111,349
		109,670	220,423
Current liabilities			
Trade and other payables	9	**78,360**	98,556
Current portion of obligations under finance leases		**9,694**	11,372
		88,054	109,928
Net current assets		**21,616**	110,495
Total assets less current liabilities		**242,517**	362,195
Long-term liabilities			
Obligations under finance leases		**1,017**	4,885
Minority interests		**–**	–
NET ASSETS		**241,500**	357,310
CAPITAL AND RESERVES			
Issued capital		**103,665**	103,665
Reserves		**137,835**	253,645
		241,500	357,310

Condensed consolidated statement of changes in equity

	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Reserve on consolidation (Unaudited) *HK$'000*	Accumulated losses (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
As at 1 January 2001	40,879	1,122,734	(388)	6	(69,335)	(252,280)	841,616
Share issued at premium	62,786	70,638	–	–	–	–	133,424
Share issue expenses	–	(6,131)	–	–	–	–	(6,131)
Exchange difference on translation of foreign subsidiaries	–	–	381	–	–	–	381
Goodwill on consolidation written off	–	–	–	–	69,335	–	69,335
Net loss attributable to shareholders	–	–	–	–	–	(681,315)	(681,315)
As at 31 December 2001	103,665	1,187,241	(7)	6	–	(933,595)	357,310
Share issue expenses	–	(489)	–	–	–	–	(489)
Exchange difference on translation of foreign subsidiaries	–	–	7	–	–	–	7
Net loss attributable to shareholders	–	–	–	–	–	(115,328)	(115,328)
As at 30 June 2002	**103,665**	**1,186,752**	**–**	**6**	**–**	**(1,048,923)**	**241,500**

Condensed consolidated cash flow statement

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash outflow from operating activities	**(75,701)**	(136,324)
Net cash (outflow)/inflow from returns on investments and servicing of finance	**(522)**	3,642
Tax Paid	**-**	–
Net cash outflow from investing activities	**(18,769)**	(89,978)
Net cash outflow before financing activities	**(94,992)**	(222,660)
Net cash (outflow)/inflow from financing activities	**(6,028)**	7,501
Decrease in cash and cash equivalents	**(101,020)**	(215,159)
Cash and cash equivalents as at 1 January	**166,193**	412,988
Cash and cash equivalents as at 30 June	**65,173**	197,829
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**33,120**	85,291
Pledged deposits	**7,714**	5,000
Other investments	**24,339**	107,538
	65,173	197,829

Notes:

1. Basis of preparation and accounting policies

The condensed consolidated interim financial statements are prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements under Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover and segmental information

The analysis of the Group's turnover and results by principal business activities and geographical area of operations during the period are as follows:

(a) by business segments:

	Six months ended 30 June 2002			Six months ended 30 June 2001		
	Telecom-munication services (Unaudited) *HK$'000*	**Others (Unaudited) *HK$'000***	**Consoli-dated (Unaudited) *HK$'000***	Telecom-munication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consoli-dated (Unaudited) *HK$'000*
Turnover						
External sales	**131,187**	**9,405**	**140,592**	105,078	21,845	126,923
Result						
Loss from operations	**(62,708)**	**(8,477)**	**(71,185)**	(84,394)	(21,677)	(106,071)
Intangible assets and goodwill written off	**-**	**-**	**-**	(105,718)	(7,238)	(112,956)
	(62,708)	**(8,477)**	**(71,185)**	(190,112)	(28,915)	(219,027)
Finance costs			**(770)**			(105)
Other operating income and expenses			**(7,816)**			(21,224)
Unrealised holding loss on other investments			**(8,675)**			(177,283)
Provision for diminution in value of investment securities			**(26,882)**			(118,945)
Share of results of associates			**-**			(501)
Net loss attributable to shareholders			**(115,328)**			(537,085)

(b) by geographical segments:

	Six months ended 30 June 2002			Six months ended 30 June 2001		
	Asia Pacific (Unaudited)	**North America (Unaudited)**	**Consolidated (Unaudited)**	Asia Pacific (Unaudited)	North America (Unaudited)	Consolidated (Unaudited)
	HK$'000	***HK$'000***	***HK$'000***	*HK$'000*	*HK$'000*	*HK$'000*
Turnover						
External sales	**64,249**	**76,343**	**140,592**	71,420	55,503	126,923
Result						
Loss from operations	**(14,264)**	**(56,921)**	**(71,185)**	(58,709)	(47,362)	(106,071)
Intangible assets and goodwill written off	**-**	**-**	**-**	(77,263)	(35,693)	(112,956)
	(14,264)	**(56,921)**	**(71,185)**	(135,972)	(83,055)	(219,027)
Finance costs			**(770)**			(105)
Other operating income and expenses			**(7,816)**			(21,224)
Unrealised holding loss *on other investments*			**(8,675)**			(177,283)
Provision for diminution in value of investment securities			**(26,882)**			(118,945)
Share of results of associates			**-**			(501)
Net loss attributable to shareholders			**(115,328)**			(537,085)

3. Other revenue

	Six months ended 30 June	
	2002 (Unaudited)	2001 (Unaudited)
	HK$'000	*HK$'000*
Interest income	**248**	3,747
Others	**1,013**	–
	1,261	3,747

4. Taxation

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profits for the period (30 June 2001: Nil).

5. Loss per share

The calculation of basic loss per share for the six months ended 30 June 2002 was based upon the consolidated loss attributable to shareholders of HK$115,328,000 (30 June 2001 : HK$537,085,000) and on the weighted average number of 4,699,262,008 (30 June 2001: 1,797,078,196) ordinary shares in issue during the period.

The fully diluted loss per share for 2001 and 2002 are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amount of the loss per share has been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company in December 2001.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, intangible assets and goodwill written off, provision for diminution in value of investment securities, unrealised holding loss on other investments and the Group's share of results of associates.

7. Acquisitions and disposals of property, plant and equipment

During the period, the Group acquired property, plant and equipment for an amount of approximately HK$20.7 million (31 December 2001: HK$159.2 million) and the disposal was approximately HK$6.5 million (31 December 2001: HK$5 million).

8. Trade and other receivables

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Trade receivables	**33,909**	37,943
Other receivables		
Deposits, prepayments and other debtors	**10,588**	16,287
	44,497	54,230

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Current	**29,255**	29,048
1 to 3 months	**3,753**	5,922
More than 3 months but less than 12 months	**901**	2,973
	33,909	37,943

9. Trade and other payables

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Trade payables	**42,656**	42,041
Other payables		
Accrued charges and other creditors	**35,704**	56,515
	78,360	98,556

Included in trade and other payables are trade creditors with the following ageing analysis.

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Current	**16,210**	12,617
1 to 3 months	**9,993**	16,580
More than 3 months but less than 12 months	**16,453**	12,844
	42,656	42,041

10. Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board has not recommended the payment of any interim dividend for the six months ended 30 June 2002 (30 June 2001: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review the key focus of the Group was on the ZONE telecommunications business. The ZONE business in Hong Kong, Singapore and the United States accounted for 93% of the Group's total revenue. Revenue from the ZONE business increased by 24.9% to HK$131.1 million compared with HK$105.1 million for the previous corresponding period.

Revenue for this period from the ZONE business in the United States increased by 37.6% to HK$76.3 million from HK$55.5 million for the previous corresponding period. The operating loss for ZONE US was HK$56.9 million compared with HK$47.4 million for the previous corresponding period. Operating expenses for ZONE US peaked during this period. Additional cost was incurred in product development and operational set-up to meet the more demanding needs of the business segment of the US market. As most of these efforts are now completed, the operating cost is anticipated to decrease in the coming period.

Despite intense competition and difficult economic times, ZONE Hong Kong achieved positive EBITDA for this period. This was attained through gross margin improvements, increased operational efficiencies and a marginal revenue growth. Competitive pressures will continue to affect gross margins but as ZONE Hong Kong achieves economic scale, incremental revenue growth will not require corresponding increase in operating expenses. Looking ahead, ZONE Hong Kong will continue to concentrate on its sales and marketing, and ongoing operational cost control efforts. Minimal capital expenditure is expected for the next period.

ZONE Singapore achieved positive EBITDA on a month-on-month basis from the second quarter of this year. More than 50% of ZONE Singapore's revenue for this period was generated from its business customers as a result of increased sales and marketing initiatives targeting the business segment of the market. Improvements in call quality and a better understanding of ZONE's value-added features has helped increase penetration rate into the Singapore's corporate sector.

The revenue from the Group's non-telecom subsidiaries declined from HK$21.8 million for the previous corresponding period to HK$9.4 million for this period. The Group will continue to explore opportunities through partnerships and alliances with key players in the respective industries in order to enhance the value of these subsidiaries.

As the Group's non-core investments, mostly acquired in year 2000 are no longer considered strategic, it will continue to divest these investments as appropriate and reallocate resources to the core business.

The general economic environment of the countries in which the Group operates is unlikely to improve for the second half of the year. Its adverse effects are reflected in the slower than expected revenue growth of the Group for this period. However, the Group's key operating subsidiaries have proven to have a competitive edge to grow its market share whilst continuing to improve their overall operating efficiencies. ZONE Hong Kong and Singapore are expected to contribute positively towards the Group's cashflow for the coming period. The Group will continue to invest in growing the revenue of the ZONE business in the US, particularly in the enterprise and corporate markets, while exercising tight financial control on its operating cost.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial results

Group turnover for the period under review increased by 10.8% to HK$140.6 million compared with HK$126.9 million for the corresponding period in 2001. The ZONE telecommunications business continues to be the main revenue growth driver of the Group.

The operating loss for the period was HK$79 million compared with HK$127.3 million for the previous corresponding period. The decrease in the operating loss was mainly a result of ongoing improvements in operational efficiencies within the Group and the ZONE subsidiaries in Singapore and Hong Kong achieving positive EBITDA. Consolidated net loss attributable to shareholders declined to HK$115.3 million from HK$537.1 million. Non-recurring losses for the period were HK$35.6 million compared with HK$409.2 million for the previous period.

Financial resources, liquidity and gearing ratio

The Group relied on its internal resources, including the net proceeds of HK$128 million raised from the rights issue in December 2001, to fund its operations during the period.

Cash and bank balances (excluding pledged deposits) were HK$33.1 million as at 30 June 2002 (31 December 2001: HK$111.3 million). The Group had pledged deposits amounting to HK$7.7 million as at 30 June 2002 (31 December 2001: HK$7.1 million). The Group had no bank borrowings during the period under review.

As at 30 June 2002, the Group's liabilities under equipment lease financing amounted to HK$10.7 million (31 December 2001: HK$16.3 million).

As at 30 June 2002, the net assets of the Group amounted to HK$241.5 million (31 December 2001 : HK$357.3 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 4.4% (31 December 2001: 4.6%).

Foreign exchange risks

Since most of the Group's assets and liabilities, revenue and payments are mainly denominated in Hong Kong dollars and United States dollars, the Group considers the exposure to foreign exchange fluctuations is minimal.

Contingent liabilities and commitments

As at 30 June 2002, there are no material contingent liabilities and commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the 2001 annual report.

Employee and remuneration policy

As at 30 June 2002, the Group had approximately 269 employees (30 June 2001 : 250 employees) in Hong Kong and overseas. The Group's remuneration policies, including both salaries and bonuses, are in line with local market practices where the Company and its subsidiaries operate and are formulated on the basis of the performance and experience of individual employee.

In addition to salary payment, the Group also offers to its employees other fringe benefits including provident fund and medical subsidies. The Company also granted share options to eligible employees of the Group, including directors of the Company.

SHARE OPTION SCHEMES

(a) the Company

(i) In accordance with the employee share option scheme of the Company (the "Share Option Scheme") adopted on 25 October 1999, the directors of the Company may at their discretion invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 but the share options granted and not yet exercised thereunder would however remain effective and are bound by terms therein.

(ii) On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme"), pursuant to which the Board may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate; (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have ever been granted by the Company under the New Share Option Scheme since adoption.

(b) the subsidiaries

(i) In accordance with the respective employee share option schemes (the "Subsidiary Schemes") adopted by certain subsidiaries of the Company pursuant to the terms and conditions of the rules and procedures for share option schemes for subsidiaries of the Company (the "Scheme Rules and Procedures") as adopted by the Company on 25 April 2001, certain directors and chief executive of the Company, who are also directors of these subsidiaries, and employees of these subsidiaries are eligible to subscribe for shares in the respective subsidiaries under the terms and conditions stipulated therein. The Subsidiary Schemes were subsequently terminated by the subsidiaries upon the cancellation of the Scheme Rules and Procedures in a special general meeting of the Company held on 28 June 2002. No share options have ever been granted by the subsidiaries under their respective Subsidiary Schemes since adoption.

(ii) On 28 June 2002, the Company adopted a new scheme rules and procedures for share option schemes for its subsidiaries (the "New Scheme Rules and Procedures"). The subsidiaries may adopt their respective share options schemes in terms and conditions of the New Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant their respective share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate; (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have ever adopted their respective share option schemes pursuant to the terms and conditions of the New Scheme Rules and Procedures since its adoption.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2002, the directors had the following interests in the issued share capital of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance or the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") or as recorded in the register maintained pursuant to section 29 of the SDI Ordinance:

	Number of ordinary shares of HK$0.02 each held		
Name of director	**Personal interests**	**Corporate interests**	**Total interests**
Mr. Richard John Siemens	–	513,529,500 *(Note 1)*	513,529,500
Mr. William Bruce Hicks	23,199,142	186,837,500 *(Note 2)*	210,036,642
Mr. Kuldeep Saran	3,412,000	183,537,500 *(Note 3)*	186,949,500
Mr. Shane Frederick Weir	100,000	–	100,000

Notes:

1. 24,000,000 shares are beneficially owned by Siemens Enterprises Limited, a company controlled by Mr. Richard John Siemens. 489,529,500 shares are beneficially owned by Goldstone Trading Limited, a company controlled by Mr. Siemens.

2. 186,837,500 shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

3. 183,537,500 shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

The interests of the directors in the share options of the Company are separately disclosed in the heading of "Arrangement to enable directors to acquire shares or debentures" below.

Save as disclosed above, none of the directors, the chief executive and/or any of their associates had any interests in the shares or debt securities of the Company or any of its associated corporations (as defined in the SDI Ordinance) as at 30 June 2002 pursuant to the SDI Ordinance and the Model Code.

ARRANGEMENT TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

In accordance with the Share Option Scheme as mentioned under the heading of "Share Option Schemes" above, no share options were granted, exercised, cancelled and lapsed during the period. Details of the share options granted to the directors or eligible employees under the Share Option Scheme remaining outstanding as at 30 June 2002 were as follows:

	Date of grant	Exercisable period	Exercise price	Number of outstanding share options
Director				
Mr. Richard John Siemens	24.01.2000	24.01.2000-24.10.2009	0.23	28,700,000
Mr. Derrick Francis Bulawa	25.10.1999	25.10.2000-24.10.2009	0.14	23,961,235
	16.11.1999	16.11.2000-24.10.2009	0.16	4,750,000
	23.12.1999	23.12.2000-24.10.2009	0.20	250,000
	03.01.2000	03.01.2001-24.10.2009	0.23	25,000
	25.10.2000	25.10.2001-24.10.2009	0.12	9,532,274
				38,518,509
Mr. Lim Shyang Guey	25.10.1999	25.10.2000-24.10.2009	0.14	4,500,000
	24.01.2000	21.02.2000-24.10.2009	0.23	1,500,000
	25.01.2000	01.03.2000-24.10.2009	0.23	500,000
	03.03.2000	03.04.2000-24.10.2009	0.76	3,800,000
				10,300,000
Employees	25.10.1999	25.10.2000-24.10.2009	0.14	13,650,000
	16.11.1999	16.11.2000-24.10.2009	0.16	75,000
	23.12.1999	23.12.2000-24.10.2009	0.20	3,700,000
	03.01.2000	03.01.2001-24.10.2009	0.23	3,000,000
	24.01.2000	21.02.2000-24.10.2009	0.23	6,000,000
	25.01.2000	01.03.2000-24.10.2009	0.23	2,000,000
	03.03.2000	03.04.2000-24.10.2009	0.76	15,200,000
	03.03.2000	03.03.2001-24.10.2009	0.76	3,150,000
	28.04.2000	28.04.2001-24.10.2009	0.33	4,915,000
	09.08.2000	09.08.2001-24.10.2009	0.23	550,000
	25.10.2000	25.10.2001-24.10.2009	0.12	400,000
	16.05.2001	16.05.2001-01.04.2003	0.08	200,000
				52,840,000
				130,358,509

Apart from the above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable any director or any chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, nor the chief executive, nor any of their spouses or children under the age of 18 had any right to subscribe for the shares in or debentures of the Company and its associated corporation (within the meaning of the SDI Ordinance), or had exercised any such right during the period.

SUBSTANTIAL SHAREHOLDER

As at 30 June 2002, according to the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance, the Company was notified that the following shareholder was directly or indirectly interested in 10% or more of the Company's issued share capital.

Name of shareholder	Number of ordinary shares of HK$0.02 held	Percentage of total issued share capital
Mr. Richard John Siemens *	513,529,500	10.93%

* The interest is the same as the corporate interest that Mr. Siemens had as disclosed under the heading of "Directors' Interests in Securities" above.

Save as disclosed above, the directors are not aware of any other party having an interest of 10% or more of the Company's issued share capital as at 30 June 2002.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the period ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

AUDIT COMMITTEE

The Audit Committee has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated financial results for the six months ended 30 June 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

APPRECIATION

The Board would like to thank the business associates, shareholders and customers for their continuous support and acknowledge its appreciation for the contribution and dedication of the Group's employees.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 19 September 2002

最佳應用守則

就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零零二年六月三十日止整個期間未有或未曾遵守聯交所證券上市規則(「上市規則」)附錄14所載之最佳應用守則。

審核委員會

審核委員會已與管理層及本公司之核數師審閱本集團所採納之會計原則及慣例，並就審核、內部監控及財務匯報事宜(包括審閱截至二零零二年六月三十日止六個月之未經審核綜合財務業績)進行討論。

買賣或贖回本公司之上市證券

在本期間，本公司或各附屬公司均無買賣或贖回本公司任何上市證券。

致謝

董事會謹此對業務夥伴、股東及客戶之持續支持，以及本集團員工之貢獻及努力致以衷心感謝。

承董事會命
主席
Richard John Siemens

香港，二零零二年九月十九日

主要股東

於二零零二年六月三十日，根據公開權益條例第16(1)條存置之主要股東登記冊所載，本公司獲悉下列股東直接或間接擁有本公司已發行股本10%或以上之權益。

股東名稱	所持每股面值0.02港元之普通股股份數目	佔全部已發行股本百分比
Richard John Siemens先生*	513,529,500	10.93%

* 有關權益與上文「董事之證券權益」所披露Siemens先生之公司權益相同。

除上文所披露者外，於二零零二年六月三十日，董事並無獲悉有任何人士持有本公司已發行股本10%或以上之任何其他權益。

董事收購股份或債券之安排

根據上文「購股權計劃」一節所述之購股權計劃，期內，概無授出、行使、註銷及使其失效之購股權。根據購股權計劃授予董事或合資格僱員而截至二零零二年六月三十日尚未行使之購股權詳情如下：

	授出日期	行使期	行使價	尚未行使購股權數目
董事				
Richard John Siemens先生	二零零零年一月二十四日	二零零零年一月二十四日至二零零九年十月二十四日	0.23	28,700,000
Derrick Francis Bulawa先生	一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	23,961,235
	一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	0.16	4,750,000
	一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	0.20	250,000
	二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	0.23	25,000
	二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	0.12	9,532,274
				38,518,509
林祥貴先生	一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	4,500,000
	二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	0.23	1,500,000
	二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	0.23	500,000
	二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	0.76	3,800,000
				10,300,000
僱員	一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	13,650,000
	一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	0.16	75,000
	一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	0.20	3,700,000
	二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	0.23	3,000,000
	二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	0.23	6,000,000
	二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	0.23	2,000,000
	二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	0.76	15,200,000
	二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	0.76	3,150,000
	二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	0.33	4,915,000
	二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	0.23	550,000
	二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	0.12	400,000
	二零零一年五月十六日	二零零一年五月十六日至二零零三年四月一日	0.08	200,000
				52,840,000
				130,358,509

除上文所述者外，本公司或其任何附屬公司概無於期內訂立任何安排，致使本公司任何董事或任何主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而各董事或主要行政人員或彼等之配偶或未滿18歲之子女於期內亦無擁有或行使任何可認購本公司或其聯營公司（定義見公開權益條例）股份或債券之權利。

董事之證券權益

於二零零二年六月三十日，根據證券（公開權益）條例（「公開權益條例」）第28條或上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所，或根據公開權益條例第29條存置之登記冊所記錄，各董事在本公司及其聯營公司（定義見公開權益條例）之已發行股本中擁有之權益如下：

	所持每股面值0.02港元之普通股股份數目		
董事姓名	個人權益	公司權益	權益總數
Richard John Siemens先生	—	513,529,500 *（附註1）*	513,529,500
William Bruce Hicks先生	23,199,142	186,837,500 *（附註2）*	210,036,642
Kuldeep Saran先生	3,412,000	183,537,500 *（附註3）*	186,949,500
韋雅成先生	100,000	—	100,000

附註:

1. 24,000,000股股份由Richard John Siemens先生管控之Siemens Enterprises Limited實益擁有。489,529,500股股份則由Siemens先生管控之Goldstone Trading Limited實益擁有。

2. 186,837,500股股份由William Bruce Hicks先生管控之Great Wall Holdings Limited實益擁有。

3. 183,537,500股股份由Kuldeep Saran先生管控之Future (Holdings) Limited實益擁有。

董事於本公司購股權之權益另於下文「董事收購股份或債券之安排」一段中披露。

除上文所披露者外，根據公開權益條例及標準守則，於二零零二年六月三十日各董事、主要行政人員及／或彼等之任何聯繫人士概無在本公司或其任何聯營公司（定義見公開權益條例）之已發行股份或債務證券中擁有任何權益。

購股權計劃

(a) 本公司

(i) 根據本公司在一九九九年十月二十五日採納之僱員購股權計劃(「購股權計劃」),本公司董事可根據購股權計劃所訂定之條款及條件酌情邀請本集團合資格僱員(包括本公司之執行董事)接納可認購本公司股份之購股權。購股權計劃隨後由本公司在二零零二年六月二十八日舉行之股東特別大會上予以終止,惟已授出但尚未行使之購股權仍為有效,並受購股權計劃之條款所約束。

(ii) 於二零零二年六月二十八日,本公司已採納新購股權計劃(「新購股權計劃」)。據此,董事會可根據計劃所訂定之條款及條件酌情授出購股權予(i)本集團旗下任何公司或任何聯屬公司之任何董事、僱員、諮詢人、客戶、供應商、業務介紹代理或法律、財務或市場推銷顧問,或承判商;(ii)全權信託之酌情對象(包括任何前述者之任何全權信託)。本公司自採納新購股權計劃後概無授出任何購股權。

(b) 附屬公司

(i) 本公司若干附屬公司根據本公司於二零零一年四月二十五日所採納之本公司附屬公司購股權計劃之規則及程序(「計劃規則及程序」)之條款及條件,採納各自之僱員購股權計劃(「附屬公司計劃」)。根據計劃所訂定之條款及條件,本公司若干董事及主要行政人員(亦為該等附屬公司之董事)及該等附屬公司之僱員均符合資格認購有關附屬公司之股份。在本公司於二零零二年六月二十八日舉行之股東特別大會上取消計劃規則及程序後,有關附屬公司之附屬公司計劃亦予終止。有關附屬公司自採納彼等各自之附屬公司計劃後概無授出任何購股權。

(ii) 於二零零二年六月二十八日,本公司就其附屬公司之購股權計劃採納一套新計劃規則及程序(「新計劃規則及程序」)。附屬公司可根據新計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此,各有關附屬公司之董事會可按其酌情權授出彼等各自之購股權予(i)附屬公司或彼等之附屬公司、任何彼等控股公司或任何聯屬公司之任何董事、僱員、諮詢人、客戶、供應商、業務介紹代理,或法律或財務或市場推廣顧問,或承判商;(ii)任何全權信託之酌情對象(包括前述者之任何全權信託)。自新計劃規則及程序獲採納後,並無任何附屬公司根據其條款及條件而採納彼等各自之購股權計劃。

僱員及薪酬政策

於二零零二年六月三十日，本集團於香港及海外約有269名僱員（二零零一年六月三十日：250名）。本集團之薪酬政策（包括薪金及花紅）與本公司及其附屬公司經營所在地方之市場慣例相符，並按個別員工之表現及經驗制訂。

除支付薪金外，本集團亦向員工提供其他福利，包括公積金及醫療津貼。本公司亦向本集團之合資格僱員（包括本公司董事）授予購股權。

管理層討論及分析

財務業績

本集團於回顧期內之營業額增加10.8%至140,592,000港元，二零零一年同期為126,923,000港元。ZONE電訊業務繼續成為本集團之主要收益來源。

期內經營虧損為79,001,000港元，去年同期為127,295,000港元。經營虧損下降主要由於集團持續改善經營效率所致及ZONE位於新加坡及香港之附屬公司取得正EBITDA。股東應佔綜合虧損淨額由537,085,000港元下降至115,328,000港元。期內非經常性虧損為35,557,000港元，去年同期為409,184,000港元。

財務資源、流動資金及資產負債比率

本集團依賴內部資源，包括二零零一年十二月進行供股所籌集之所得款項淨額128,000,000港元，作為期內營運資金所需。

於二零零二年六月三十日之現金及銀行結存（不包括已抵押存款）為33,120,000港元（二零零一年十二月三十一日：111,349,000港元）。本集團於二零零二年六月三十日之已抵押存款為7,714,000港元（二零零一年十二月三十一日：7,107,000港元）。本集團於回顧期內並無銀行借貸。

於二零零二年六月三十日，本集團於設備租賃融資項下之負債為10,711,000港元（二零零一年十二月三十一日：16,257,000港元）。

於二零零二年六月三十日，本集團之資產淨值為241,500,000港元（二零零一年十二月三十一日：357,310,000港元）。按總借貸佔資產淨值之百分比為基準計算之本集團資產負債比率為4.4%（二零零一年十二月三十一日：4.6%）.

外匯風險

鑒於本集團之資產與負債、收益與付款主要以港元及美元折算，故本集團所面對之外匯風險有限。

或然負債及承擔

於二零零二年六月三十日，本集團並無重大或然負債或承擔。

除上述者外，董事並不知悉任何資料與二零零一年年報所披露者有任何重大變動。

業務回顧及展望

於回顧期內，本集團主要集中發展ZONE電訊業務。香港、新加坡及美國之ZONE電訊業務佔本集團總收入93%。ZONE業務收益由去年同期105,078,000港元上升至131,187,000港元，升幅達24.9%。

期內於美國的ZONE電訊業務收益較去年同期上升37.6%，由55,503,000港元增至76,343,000港元。其經營虧損則為56,921,000港元，而去年同期為47,362,000港元。ZONE美國之營運開支於期內達至頂點。為切合美國市場業務之更高需求，產品開發及新增營運設施產生額外成本。由於這些項目大部份均已完成，預期未來的營運成本將會下調。

在競爭激烈及經濟不景的情況下，ZONE香港在期內的EBITDA仍錄得正收益。這主要是由於毛利改善、營運效率提升，以及營業額輕微增長所致。毛利將繼續受競爭壓力所影響，但香港的ZONE業務已具經濟效益，營業收益增長將不會導致營運支出相應增加。展望未來，ZONE香港的業務將繼續專注於銷售及市場推廣，及控制營運成本。預期下半年度的資本開支將會降至最低。

ZONE新加坡的業務自本年第二季起，每月的EBITDA均錄得正收益。由於對商務市場銷售和推廣活動的增加，ZONE新加坡在期內的收益中，超過50%來自商務顧客。通話質素的改善及提高對ZONE增值服務的認識，均有助ZONE進軍新加坡之商務市場。

來自本集團非電訊業務之附屬公司之收益由去年同期21,845,000港元下跌至本期間9,405,000港元。本集團將繼續透過合夥及聯盟形式，與各個行業之翹楚合作，以提高該等附屬公司之價值。

由於本集團之非核心投資（大部份於二零零零年收購）現已不再被視為策略性投資項目，故本集團將繼續於適當時候出售此等投資，並重新調配資源至其核心業務。

本集團經營業務的各地整體經濟環境，預期在下半年沒有顯著改善，影響所及，本集團在這段時間內的收益增長較預期緩慢。然而，本集團的主要營運附屬公司，擁有競爭優勢，將會在提高市場佔有率的同時，繼續改善整體的營運效率。ZONE香港及新加坡預期可於將來為本集團帶來正現金流量。本集團將繼續投資不斷有收益增長之ZONE美國業務，尤其商務市場，同時對其經營成本實施嚴格財務監控。

9. **貿易及其他應付款項**

	二零零二年 六月三十日 (未經審核) *千港元*	二零零一年 十二月三十一日 (經審核) *千港元*
應付貿易款項	**42,656**	42,041
其他應付款項		
應計費用及其他應付款項	**35,704**	56,515
	78,360	98,556

貿易及其他應付款項包括應付貿易款項,有關賬齡分析如下:

	二零零二年 六月三十日 (未經審核) *千港元*	二零零一年 十二月三十一日 (經審核) *千港元*
即期	**16,210**	12,617
1至3個月	**9,993**	16,580
超過3個月但少於12個月	**16,453**	12,844
	42,656	42,041

10. **比較數字**

若干比較數字已重新分類,以符合本期間之呈報方式。

中期股息

董事會不建議就截至二零零二年六月三十日止六個月派發任何中期股息(二零零一年六月三十日:無)。

5. **每股虧損**

截至二零零二年六月三十日止六個月之每股基本虧損乃按股東應佔綜合虧損115,328,000港元(二零零一年六月三十日:537,085,000港元)及期內已發行普通股之加權平均數4,699,262,008股(二零零一年六月三十日:1,797,078,196股)計算。

由於潛在普通股將減低每股虧損,並被視為具反攤薄影響,因此並無呈列二零零一年及二零零二年之每股全面攤薄虧損。

每股虧損之比較數字已就本公司於二零零一年十二月供股而發行3,139,294,672股股份之影響作出調整。

6. EBITDA

EBITDA指未扣除利息開支、税項、折舊、攤銷、無形資產及商譽撇銷、證券投資減值撥備、持有其他投資之未變現虧損及本集團應佔聯營公司業績前之盈利。

7. **購置及出售物業、機器及設備**

期內,本集團購置約值20,661,000港元(二零零一年十二月三十一日:159,165,000港元)之物業、機器及設備,並出售約值6,539,000港元(二零零一年十二月三十一日:5,001,000港元)之物業、機器及設備。

8. **貿易及其他應收款項**

	二零零二年六月三十日(未經審核) *千港元*	二零零一年十二月三十一日(經審核) *千港元*
應收貿易款項	**33,909**	37,943
其他應收款項		
按金、預付款項及其他應收款項	**10,588**	16,287
	44,497	54,230

本集團信貸額之信貸期主要為30日至90日不等。貿易及其他應收款項包括應收貿易款項(扣除呆壞賬撥備),有關賬齡分析如下:

	二零零二年六月三十日(未經審核) *千港元*	二零零一年十二月三十一日(經審核) *千港元*
即期	**29,255**	29,048
1至3個月	**3,753**	5,922
超過3個月但少於12個月	**901**	2,973
	33,909	37,943

(b) 按地區劃分：

	截至二零零二年六月三十日止六個月 亞太區 (未經審核) 千港元	北美洲 (未經審核) 千港元	綜合 (未經審核) 千港元	截至二零零一年六月三十日止六個月 亞太區 (未經審核) 千港元	北美洲 (未經審核) 千港元	綜合 (未經審核) 千港元
營業額						
對外銷售	**64,249**	**76,343**	**140,592**	71,420	55,503	126,923
業績						
經營虧損	**(14,264)**	**(56,921)**	**(71,185)**	(58,709)	(47,362)	(106,071)
無形資產及商譽撤銷	**–**	**–**	**–**	(77,263)	(35,693)	(112,956)
	(14,264)	**(56,921)**	**(71,185)**	(135,972)	(83,055)	(219,027)
融資成本			**(770)**			(105)
其他經營收入及開支			**(7,816)**			(21,224)
持有其他投資之未變現虧損			**(8,675)**			(177,283)
證券投資減值撥備			**(26,882)**			(118,945)
應佔聯營公司業績			**–**			(501)
股東應佔虧損淨額			**(115,328)**			(537,085)

3. **其他收入**

	截至六月三十日止六個月 二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
利息收入	**248**	3,747
其他	**1,013**	–
	1,261	3,747

4. **稅項**

由於本集團在期內並無應課稅溢利（二零零一年六月三十日：無），因此並無對香港利得稅及海外稅項作出撥備。

附註：

1. **編製基準及會計政策**

簡明綜合中期財務報表乃根據香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25號「中期財務報告」及香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16所載的適用披露之規定而編製。

2. **營業額及分類資料**

本集團於本期間按其主要業務及營運地區劃分之營業額及業績分析如下：

(a) 按業務劃分：

	截至二零零二年六月三十日止六個月			截至二零零一年六月三十日止六個月		
	電訊服務（未經審核）*千港元*	其他（未經審核）*千港元*	綜合（未經審核）*千港元*	電訊服務（未經審核）*千港元*	其他（未經審核）*千港元*	綜合（未經審核）*千港元*
營業額						
對外銷售	**131,187**	**9,405**	**140,592**	105,078	21,845	126,923
業績						
經營虧損	**(62,708)**	**(8,477)**	**(71,185)**	(84,394)	(21,677)	(106,071)
無形資產及商譽撇銷	–	–	–	(105,718)	(7,238)	(112,956)
	(62,708)	**(8,477)**	**(71,185)**	(190,112)	(28,915)	(219,027)
融資成本			**(770)**			(105)
其他經營收入及開支			**(7,816)**			(21,224)
持有其他投資之未變現虧損			**(8,675)**			(177,283)
證券投資減值撥備			**(26,882)**			(118,945)
應佔聯營公司業績			–			(501)
股東應佔虧損淨額			**(115,328)**			(537,085)

簡明綜合現金流量表

	截止六月三十日止六個月 二零零二年 （未經審核） 千港元	 二零零一年 （未經審核） 千港元
經營業務之現金流出淨額	**(75,701)**	(136,324)
投資回報及融資成本之現金（流出）／流入淨額	**(522)**	3,642
已繳税項	**–**	–
投資業務之現金流出淨額	**(18,769)**	(89,978)
融資前之現金流出淨額	**(94,992)**	(222,660)
融資之現金（流出）／流入淨額	**(6,028)**	7,501
現金及現金等值項目減少	**(101,020)**	(215,159)
於一月一日之現金及現金等值項目	**166,193**	412,988
於六月三十日之現金及現金等值項目	**65,173**	197,829
現金及現金等值項目之結餘分析		
現金及銀行結存	**33,120**	85,291
已抵押存款	**7,714**	5,000
其他投資	**24,339**	107,538
	65,173	197,829

簡明綜合權益變動表

	股本（未經審核）千港元	股份溢價（未經審核）千港元	滙兑儲備（未經審核）千港元	資本贖回儲備（未經審核）千港元	綜合賬目之儲備（未經審核）千港元	累計虧損（未經審核）千港元	總額（未經審核）千港元
於二零零一年一月一日	40,879	1,122,734	(388)	6	(69,335)	(252,280)	841,616
發行股份之溢價	62,786	70,638	–	–	–	–	133,424
發行股份之開支	–	(6,131)	–	–	–	–	(6,131)
兑換海外附屬公司時之滙兑差額	–	–	381	–	–	–	381
撇銷綜合賬目時之商譽	–	–	–	–	69,335	–	69,335
股東應佔虧損淨額	–	–	–	–	–	(681,315)	(681,315)
於二零零一年十二月三十一日	103,665	1,187,241	(7)	6	–	(933,595)	357,310
發行股份之開支	–	(489)	–	–	–	–	(489)
兑換海外附屬公司時之滙兑差額	–	–	7	–	–	–	7
股東應佔虧損淨額	–	–	–	–	–	(115,328)	(115,328)
於二零零二年六月三十日	**103,665**	**1,186,752**	**–**	**6**	**–**	**(1,048,923)**	**241,500**

簡明綜合資產負債表

	附註	二零零二年六月三十日 (未經審核) 千港元	二零零一年十二月三十一日 (經審核) 千港元
資產及負債			
非流動資產			
物業、機器及設備	7	**211,511**	215,428
聯營公司權益		**4,838**	4,838
證券投資		**4,552**	31,434
		220,901	251,700
流動資產			
其他投資		**24,339**	47,737
貿易及其他應收款項	8	**44,497**	54,230
已抵押存款		**7,714**	7,107
現金及現金等值項目		**33,120**	111,349
		109,670	220,423
流動負債			
貿易及其他應付款項	9	**78,360**	98,556
財務租賃承擔之流動部份		**9,694**	11,372
		88,054	109,928
流動資產淨值		**21,616**	110,495
總資產減流動負債		**242,517**	362,195
長期負債			
財務租賃承擔		**1,017**	4,885
少數股東權益		**–**	–
資產淨值		**241,500**	357,310
資本及儲備			
已發行股本		**103,665**	103,665
儲備		**137,835**	253,645
		241,500	357,310

中期業績

e-Kong Group Limited（「本公司」）之董事會（「董事會」）欣然宣佈本公司及其附屬公司（「本集團」）截至二零零二年六月三十日止六個月之未經審核綜合財務業績，連同二零零一年之比較數字。業績乃未經審核，惟已由本公司之審核委員會及本公司之核數師審閱。

簡明綜合收益表

		截至六月三十日止六個月	
		二零零二年（未經審核）	二零零一年（未經審核）
	附註	千港元	千港元
營業額	2	**140,592**	126,923
銷售成本		**(102,909)**	(101,170)
毛利		**37,683**	25,753
其他收入	3	**1,261**	3,747
		38,944	29,500
分銷成本		**(12,736)**	(11,296)
業務宣傳及市場推廣開支		**(3,767)**	(20,688)
營運及行政開支		**(78,756)**	(108,469)
折舊及攤銷		**(22,686)**	(16,342)
經營虧損		**(79,001)**	(127,295)
融資成本		**(770)**	(105)
無形資產及商譽撇銷		**–**	(112,956)
證券投資減值撥備		**(26,882)**	(118,945)
持有其他投資之未變現虧損		**(8,675)**	(177,283)
應佔聯營公司業績		**–**	(501)
除稅前經常業務虧損		**(115,328)**	(537,085)
稅項	4	**–**	–
除稅後經常業務虧損		**(115,328)**	(537,085)
少數股東權益		**–**	–
股東應佔虧損淨額		**(115,328)**	(537,085)
每股虧損	5		
基本		**(2.45)仙**	(29.89)仙
攤薄		**不適用**	不適用
EBITDA	6	**(56,315)**	(110,953)


2002
中期報告 2002

e-KONG

Convergence through Services

P. 1

02 NOV -4 AM 10:05

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

PROPOSED CAPITAL REORGANISATION
PROPOSED RIGHTS ISSUE
WHITEWASH WAIVER
AND
GENERAL MANDATES TO ISSUE AND REPURCHASE NEW SHARES

Financial Adviser to the Company

Quam Caring for your wealth 華富嘉洛證券融資有限公司 Quam Capital Limited

The Company proposes to effect the Capital Reorganisation and the Rights Issue.

PROPOSED CAPITAL REORGANISATION

Under the Capital Reorganisation, the capital of the Company will be reorganised in the following manner:

(a) the nominal value of the issued ordinary share capital of the Company will be reduced from HK$0.02 per Existing Share to HK$0.0005 per share by way of the cancellation of HK$0.0195 per share;

(b) every 20 issued shares of HK$0.0005 each will then be consolidated into one New Share of HK$0.01;

(c) the amount of HK$1,196,238,291 standing to the credit of the share premium account of the Company as at the date of this announcement will be cancelled; and

(d) the subdivision of each authorised and unissued Existing Share into two New Shares.

The credit amount of HK$91,824,369 arising from the Capital Reduction and the amount of HK$1,196,238,291 standing to the credit of the share premium account will set-off against the accumulated losses of the Company of HK$680,601,035 as at 31 December 2001, resulting in a credit balance of HK$607,461,625 standing in the credit of the contributed surplus account of the Company.

Each board lot of shares of the Company will be changed from 4,000 to 10,000.

PROPOSED RIGHTS ISSUE

The Company proposes to raise about HK$28.25 million before expenses by issuing not less than 235,447,100 Rights Shares at a price of HK$0.12 per Rights Share. Other than the Excluded Rights Shares that Mr. Siemens, Mr. Hicks and Mr. Saran have undertaken to subscribe for, the Rights Issue is fully underwritten by Interventure.

The Company will provisionally allot one Rights Share for every New Share (equivalent to 20 Existing Shares) held by the Qualifying Shareholders. The Rights Issue is not available to Overseas Shareholders.

The Rights Issue is subject to the conditions set out below under the section headed "Conditions of the Rights Issue". In particular, the Rights Issue is conditional upon, inter alia, the Capital Reorganisation becoming effective, the approval by the Independent Shareholders at the SGM of the Rights Issue and the Whitewash Waiver, and the obligations of Interventure under the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms thereof, including provisions regarding force majeure referred to in the section headed "Termination of the Underwriting Agreement" below.

WARNING OF THE RISK OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

New Shares will be dealt with on an ex-rights basis from 25 November 2002. Dealings in the Rights Shares in the nil-paid form will take place from 2 December 2002 to 9 December 2002 (both days inclusive). If prior to 17 December 2002, the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by Interventure, the Rights Issue will not proceed.

Any persons contemplating buying or selling New Shares from 25 November 2002 to 17 December 2002 which all such conditions are fulfilled (which is expected to be 17 December 2002), and contemplating buying or selling nil-paid Rights Shares between 2 December 2002 and 9 December 2002 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in New Shares or nil-paid Rights Shares during these periods.

To qualify for the Rights Issue, any transfer of shares must be lodged for registration with the Company's branch share registrars in Hong Kong, Secretaries Limited, 5/F Wing On Centre, 111 Connaught Road, Central, Hong Kong, by 4:00 p.m. on 26 November 2002.

WHITEWASH WAIVER

The Company proposes to raise about HK$28.25 million before expenses by issuing not less than 235,447,100 Rights Shares at a price of HK$0.12 per Rights Share. Other than the Excluded Rights Shares that Mr. Siemens, Mr. Hicks and Mr. Saran have undertaken to subscribe for, the Rights Issue is fully underwritten by Interventure.

The Company will provisionally allot one Rights Share for every New Share (equivalent to 20 Existing Shares) held by the Qualifying Shareholders. The Rights Issue is not available to Overseas Shareholders.

The Rights Issue is subject to the conditions set out below under the section headed "Conditions of the Rights Issue". In particular, the Rights Issue is conditional upon, inter alia, the Capital Reorganisation becoming effective, the approval by the Independent Shareholders at the SGM of the Rights Issue and the Whitewash Waiver, and the obligations of Interventure under the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms thereof, including provisions regarding force majeure referred to in the section headed "Termination of the Underwriting Agreement" below.

WARNING OF THE RISK OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

New Shares will be dealt with on an ex-rights basis from 25 November 2002. Dealings in the Rights Shares in the nil-paid form will take place from 2 December 2002 to 9 December 2002 (both days inclusive). If prior to 17 December 2002, the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by Interventure, the *Rights Issue will not proceed.*

Any persons contemplating buying or selling New Shares from 25 November 2002 to 17 December 2002 which all such conditions are fulfilled (which is expected to be 17 December 2002), and contemplating buying or selling nil-paid Rights Shares between 2 December 2002 and 9 December 2002 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in New Shares or nil-paid Rights Shares during these periods.

To qualify for the Rights Issue, any transfer of shares must be lodged for registration with the Company's branch share registrars in Hong Kong, Secretaries Limited, 5/F Wing On Centre, 111 Connaught Road, Central, Hong Kong, by *4:00 p.m. on 26 November 2002.*

WHITEWASH WAIVER

In the event that Interventure is called upon to subscribe for its obligations under the Underwriting Agreement in full, the aggregate shareholding interests of Interventure and parties acting in concert with it will increase from about 19.34% to about 59.67% (assuming no Share Options are duly exercised before the Record Date). Under Rule 26 of the Takeovers Code, the fulfillment of Interventure's proposed underwriting commitment will potentially trigger a mandatory offer by Interventure and parties acting in concert with it, for all the securities of the Company other than those already owned by Interventure and parties acting in concert with it. Application will be made by Interventure to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, will be subject to the approval of the Independent Shareholders taken on a poll at the SGM.

GENERAL MANDATES

In connection with the enlarged share capital as a result of the Rights Issue, the Directors will also seek the approval of the Shareholders for the grant of general mandates to repurchase securities and to issue securities not exceeding 10% and 20% respectively of the issued share capital of the Company as enlarged by the Rights Issue at the SGM.

GENERAL

A circular containing, among others, details of the Capital Reorganisation, the Rights Issue and the Whitewash Waiver, a letter from the independent board committee of the Company and a letter of advice from the independent financial adviser together with a notice convening the SGM will be despatched to the Shareholders and holders of Share Options (for information only) as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Existing Shares on the Stock Exchange was suspended with effect from 2:30 p.m. on 4 October 2002 pending the release of this announcement. Application will be made to the Stock Exchange for the resumption of trading in the Existing Shares from 9:30 a.m. on 8 October 2002.

PROPOSED CAPITAL REORGANISATION

The Board intends to put forward the Capital Reorganisation for approval by the Shareholders at the SGM to be convened. Under the Capital Reorganisation, the capital of the Company will be reorganised in the following manner:

(a) the nominal value of the issued share capital of the Company will be reduced from HK$0.02 per Existing Share to HK$0.0005 per share by way of the cancellation of HK$0.0195 per share;

(b) every 20 issued shares of HK$0.0005 each will then be consolidated into one New Share of HK$0.01;

(c) the amount of HK$1,196,238,291 standing to the credit of the share premium account of the Company as at the date of this announcement will be cancelled; and

(d) the subdivision of each authorised and unissued Existing Shares into two New Shares.

The credit amount of HK$91,824,369 arising from the Capital Reduction and the amount of HK$1,196,238,291 standing to the credit of the share premium account will set-off against the accumulated losses of the Company of HK$680,601,035 as at 31 December 2001 and, resulting in a credit balance of HK$607,461,625 standing in the credit of the contributed surplus account of the Company.

Each board lot of shares in the Company will be changed from 4,000 to 10,000 after the Capital Reorganisation.

Fractional entitlement of the New Shares

Any fractional entitlement of the New Shares will be aggregated, sold and retained for the benefit of the Company.

Free exchange of New Shares certificates and parallel trading arrangements

Subject to the Capital Reorganisation becoming effective, which is expected to be on or around 22 November 2002, Shareholders may on or after 22 November 2002 until 6 January 2003 submit certificates for the Existing Shares to the Company's branch registrars in Hong Kong, Secretaries Limited, 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong, for exchange, at the expense of the Company, for certificates of the New Shares in issue. Thereafter, certificates for the Existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each new certificate issued for the New Shares. Nevertheless, certificates for the Existing Shares will continue to be good evidence of legal title and may be exchanged for certificates for the New Shares at any time.

Further details in relation to the parallel trading arrangements for the Existing Shares and the New Shares are set out in the timetable below.

Arrangement for the matching services of odd lots shares

In order to alleviate the difficulties arising from the existence of odd lots of the New Shares, the Company will procure an agent to stand in the market to match the sales and purchases of odd lots of the New Shares on best effort basis during the period from 22 November 2002 to 8 January 2003 (both days inclusive). Shareholders who wish to take advantage of this matching facility either to dispose of their odd lots of New Shares or top up to board lots of 10,000 New Shares, may contact the agent. Further details of the agent will be disclosed in the circular to be despatched on or before 28 October 2002.

Reasons for the Capital Reorganisation

The Company's issued Existing Shares of HK$0.02 are being traded on the Stock Exchange below its nominal value. The Existing Shares were traded in the range of HK$0.01 to HK$0.013 during the one month period up to and including the date of this announcement. Under applicable laws and the Company's bye-laws, the Company is not allowed to issue shares below its nominal value. The Capital Reorganisation will facilitate the Rights Issue and future capital raisings by issuing shares of the Company.

As stated in the financial statements of the Company for the year ended 31 December 2001, the Company had accumulated losses of HK$680,601,035 as at 31 December 2001. The Capital Reduction and Share Premium Cancellation will allow the Company to eliminate the accumulated losses and as a result, will enable the Company to declare dividends to the Shareholders at an earlier opportunity than by generating profits to offset such losses.

The Board believes that the Capital Reorganisation is beneficial to the Company and its Shareholders as a whole.

Effects of the Capital Reorganisation

Other than the expenses incurred relating to the Capital Reorganisation, implementation of the Capital Reorganisation will not, of itself, affect the underlying assets, business, operations, management or financial position of the Company or the interests of the Shareholders.

The effects of the Capital Reorganisation are summarised below:

	Immediately prior to the Capital Reorganisation (Note)	Upon the Capital Reorganisation becoming effective
Nominal value of each share	HK$0.02	HK$0.01
Number of authorised shares	6,000,000,000	12,000,000,000
Authorised share capital	HK$120,000,000	HK$120,000,000
Number of shares in issue	4,708,942,008	235,447,100
Issued and fully paid up share capital	HK$94,178,840	HK$2,354,471

Note: The issued share capital immediately prior to the Capital Reorganisation are presented here on the assumption that no further Existing Shares would be issued as a result of any exercise of the rights under the share option scheme of the Company after the date of this announcement but prior to the effective date of the Capital Reorganisation.

Conditions of the Capital Reorganisation

The completion of the Capital Reorganisation will be conditional upon, inter alia:

(a) the approval by the Shareholders at the SGM of Capital Reduction, Share Consolidation, Share Premium Cancellation and Share Subdivision;

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares; and

(c) the publication of a notice in relation to the Capital Reorganisation in Bermuda in accordance with the Companies Act.

PROPOSED RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue	:	One Rights Share for every New Share (equivalent to 20 Existing Shares) held on the Record Date
Number of Existing Shares in issue	:	4,708,942,008 Existing Shares as at the date of this announcement
Number of New Shares in issue after the Capital Reorganisation become effective	:	235,447,100 New Shares
Outstanding Share Options granted	:	Share Options entitling the holders thereof (excluding Mr. Siemens) to subscribe for 101,658,509 Existing Shares or 5,082,925 New Shares
Number of Rights Shares	:	Not less than 235,447,100 Rights Shares and not more than 240,530,025 Rights Shares

Qualifying Shareholders

The Company will send the Rights Issue Documents to the Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must:

- be registered as a member of the Company at the close of business on the Record Date; and
- have an address in Hong Kong which appears on the register of members of the Company on Record Date.

In order to be registered as a member on the Record Date, Shareholders must lodge any transfers of shares (with the relevant share certificates) with the Company's branch registrars in Hong Kong by 4:00 p.m. on 26 November 2002.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply, by way of excess application, for any unsold entitlements of the Overseas Shareholders and any Rights Shares provisionally allotted but not accepted.

Applications for excess Rights Shares may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion on a fair and equitable basis, but will give preference to topping-up odd lots to whole board lots.

Certificates of the Rights Shares

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted to the subscribers who have been allotted the relevant Rights Shares by 19 December 2002.

Conditions of the Rights Issue

The Rights Issue is conditional upon, inter alia, the following conditions being fulfilled:

(a) the Company despatching the SGM circular to the Shareholders;

(b) the passing by the Shareholders at the SGM of special resolutions to approve the Capital Reorganisation;

(c) the passing by the Independent Shareholders at the SGM of ordinary resolutions to approve the Rights Issue and Whitewash Waiver;

(d) the Capital Reorganisation being implemented;

(e) the Executive granting to Interventure and parties acting in concert with it a waiver from making a general offer for the securities of the Company not already owned by Interventure and parties acting in concert with it and the satisfaction of any condition attached to the waiver by the Executive;

(f) the Listing Committee of the Stock Exchange having granted (subject to allotment) and not revoked the listing of and permission to deal in the Rights Shares in nil-paid and fully-paid forms;

(g) the Bermuda Monetary Authority having given its consent (if applicable) to the issue and free transferability of the Rights Shares on their terms;

(h) the registration of the Rights Issue Documents with the Companies Registry in Hong Kong; and

(i) the filing of the Rights Issue Documents with the Registrar of Companies in Bermuda.

The above conditions of the Rights Issue cannot be waived by the Company and/or the Underwriter under the terms of the Underwriting Agreement. If any of the conditions of the Rights Issue are not fulfilled on or around the date of issue of the Rights Issue Documents on 27 November 2002 (or such later date as the Underwriter and the Company shall agree, provided such later date being not later than 5:00 p.m. on 31 December 2002), neither the Underwriter nor the Company shall have any rights or be subject to any obligations arising from the Underwriting Agreement to accept their entitlement under the Rights Issue and the Rights Issue will lapse.

Reasons for the Rights Issue and the use of proceeds

The Company is an investment holding company, its subsidiaries are principally engaged in the provision of telecommunication services.

The estimated net proceeds of the Rights Issue of about HK$25.75 million (assuming no outstanding Share Options are exercised before the Record Date) will be used for general working capital for existing telecommunication business of the Group. The Directors believe that it is in the interests of the Company and the Shareholders as a whole to enlarge the capital base of the Company through the Rights Issue, as the enlarged capital base will support the continuing development of the Group's existing business activities. The Rights Issue will allow the Shareholders to participate in the growth of the Group.

UNDERWRITING ARRANGEMENTS OF THE RIGHTS ISSUE

Underwriting Agreement

Date	:	4 October 2002
Underwriter	:	Interventure Group Limited
Number of Shares underwritten	:	Not less than 189,921,318 Rights Shares and not more than 195,004,243 Rights Shares *(Note)*
Commission	:	2% of the total issue price of the Rights Shares underwritten by

		Shares
Number of Rights Shares	:	Not less than 235,447,100 Rights Shares and not more than 240,530,025 Rights Shares

Qualifying Shareholders

The Company will send the Rights Issue Documents to the Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must:

- be registered as a member of the Company at the close of business on the Record Date; and
- have an address in Hong Kong which appears on the register of members of the Company on Record Date.

In order to be registered as a member on the Record Date, Shareholders must lodge any transfers of shares (with the relevant share certificates) with the Company's branch registrars in Hong Kong by 4:00 p.m. on 26 November 2002.

The Company's branch registrars in Hong Kong is:

Secretaries Limited
5/F, Wing On Centre
111 Connaught Road Central
Hong Kong

The register of members of the Company will be closed on 27 November 2002. No transfer of shares will be registered during on that day.

Subscription Price

The subscription price for the Rights Shares is HK$0.12 per Rights Share, payable in full when a Qualifying Shareholder accepts his/her provisional allotment under the Rights Issue or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares subscribes for the Rights Shares.

Assuming that the Capital Reorganisation has become effective, the Subscription Price represents:

- a discount of about 40% to the adjusted closing price of about HK$0.20 per New Share as quoted on the Stock Exchange on 4 October 2002, being the last trading day prior to the date of this announcement;
- a discount of about 40% to the adjusted average closing price of about HK$0.20 per New Share for the 10 trading days up to and including 4 October 2002, being the last trading day prior to the date of this announcement; and
- a discount of about 25% to the theoretical ex-rights price of about HK$0.16 per New Share based on the adjusted closing price as quoted on the Stock Exchange on 4 October 2002, being the last trading day prior to the date of this announcement.

The Subscription Price was determined after arm's length negotiations between the Company and Interventure. The Directors consider the Subscription Price to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole.

Status of the Rights Shares

The Rights Shares, when allotted and fully-paid, will rank pari passu in all respects with the New Shares then in issue. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares.

Nil-paid Rights Shares are expected to be traded in board lots of 10,000 (New Shares then in issue will be traded in board lots of 10,000). Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Overseas Shareholders

The Rights Issue Documents will not be registered under the securities legislation of any jurisdictions other than Hong Kong and Bermuda. The Company will send the Prospectus to the Overseas Shareholders for their information only and will not send provisional allotment letter or form of application for excess Rights Shares to the Overseas Shareholders.

If a premium (net of expenses) can be obtained, the Company will sell the provisional allotment of Rights Shares which would otherwise have been allotted to the Overseas Shareholders once dealings in the nil-paid Rights Shares commence. The proceeds of the sale of individual Overseas Shareholders' nil-paid Rights Shares, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual amounts of less than HK$100 for its own benefit.

telecommunication services.

The estimated net proceeds of the Rights Issue of about HK$25.75 million (assuming no outstanding Share Options are exercised before the Record Date) will be used for general working capital for existing telecommunication business of the Group. The Directors believe that it is in the interests of the Company and the Shareholders as a whole to enlarge the capital base of the Company through the Rights Issue, as the enlarged capital base will support the continuing development of the Group's existing business activities. The Rights Issue will allow the Shareholders to participate in the growth of the Group.

UNDERWRITING ARRANGEMENTS OF THE RIGHTS ISSUE

Underwriting Agreement

Date	:	4 October 2002
Underwriter	:	Interventure Group Limited
Number of Shares underwritten	:	Not less than 189,921,318 Rights Shares and not more than 195,004,243 Rights Shares *(Note)*
Commission	:	2% of the total issue price of the Rights Shares underwritten by the Underwriter The maximum commission to be received by the Underwriter will be approximately HK$468,010.

Note: These figures excluding 45,525,782 Rights Shares provisionally allotted to Mr. Siemens, Mr. Saran, Mr. Hicks in respect of their respective beneficial shareholdings.

As at the date of this announcement, Interventure is a company beneficially owned as to 1/3 by Mr. Siemens, 1/3 by Mr. Saran and 1/3 by Mr. Hicks. It is an investment holding company whose ordinary course of business does not include underwriting of securities. Mr. Siemens, Mr. Saran and Mr. Hicks and companies controlled by them are beneficially interested in 910,515,642 Existing Shares in aggregate, representing about 19.34% of the Company's existing share capital.

The Underwriting Agreement is a connected transaction which is exempted from Shareholders' approval requirements pursuant to Rule 14.24(5) of the Listing Rules.

Irrevocable undertakings from Mr. Siemens, Mr. Saran and Mr. Hicks

Mr. Siemens has undertaken that the 513,529,500 Existing Shares beneficially owned by companies controlled by him will remain registered in their respective names from the date of this announcement to the Record Date. Mr. Siemens has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 25,676,475 Rights Shares.

Mr. Hicks has undertaken that the 210,036,642 Existing Shares beneficially owned by him and companies controlled by him will remain registered in their respective names from the date of this announcement to the Record Date. Mr. Hicks has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 10,501,832 Rights Shares.

Mr. Saran has undertaken that the 186,949,500 Existing Shares beneficially owned by him and companies controlled by him will remain registered in their respective names from the date of this announcement to the Record Date. Mr. Saran has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 9,347,475 Rights Shares.

Termination of the Underwriting Agreement

It should be noted that the Underwriting Agreement contains provisions granting Interventure, by notice in writing, to terminate its obligations thereunder on the occurrence of certain events.

Interventure may terminate its commitment under the Underwriting Agreement if prior to the despatch of the Rights Issue Documents or 4:30 p.m. on the second business day after the Latest Acceptance Date:

(a) any of the representations and warranties made by the Company set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(b) that the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement; or

(c) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled for any reason whatsoever; or

(d) that there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities or any other event which, in the reasonable opinion of the Underwriter, is or is likely to be materially prejudicial to the business or financial position of the Group taken as a whole or the Rights Issue.

CHANGE IN SHAREHOLDING STRUCTURE

Set out below are tables showing the changes in shareholding structure after the Capital Reorganisation and the Rights Issue:

	Existing shareholding structure		Upon the Capital Reorganisation becoming effective and before the Rights Issue		After the Rights Issue (Assuming that all Share Options except Share Options held by Mr. Siemens are exercised before the Record Date, and the Underwriter is not required to take up any Rights Shares pursuant to the Underwriting Agreement) (Note)		After the Rights Issue (Assuming that no Share Options are duly exercised before the Record Date), and the Underwriter is required to take up all Rights Shares pursuant to the Underwriting Agreement)		After the Rights Issue (Assuming that all Share Options except Share Options are held by Mr. Siemens are duly exercised before the Record Date, and the Underwriter is required to take up all Rights Shares pursuant to the Underwriting Agreement) (Note)	
	Number of Existing Shares	%	Number of New Shares	%	Number of New Shares	%	Number of New Shares	%	Number of New Shares	%
Underwriter	-	-	-	-	-	-	189,921,318	40.33	195,004,243	40.54
Mr. Siemens	513,529,500	10.91	25,676,475	10.91	51,352,950	10.67	51,352,950	10.91	51,352,950	10.67
Mr. Hicks	210,036,642	4.46	10,501,832	4.46	21,003,664	4.37	21,003,664	4.46	21,003,664	4.37
Mr. Saran	186,949,500	3.97	9,347,475	3.97	18,694,950	3.89	18,694,950	3.97	18,694,950	3.89
Subtotal	910,515,642	19.34	45,525,782	19.34	91,051,564	18.93	280,972,883	59.67	286,055,807	59.46
Other Directors	100,000	0.00	5,000	0.00	4,891,850	1.02	5,000	0.00	2,445,925	0.51
Public Shareholders	3,798,326,366	80.66	189,916,318	80.66	385,116,636	80.05	189,916,317	40.33	192,558,318	40.03
Total	4,708,942,008	100.00	235,447,100	100.00	481,060,050	100.00	470,894,200	100.00	481,060,050	100.00

Note: The Share Options held by Mr. Siemens will not be exercised between the date of this announcement and the SGM in accordance with the requirement for Whitewash Waiver.

WHITEWASH WAIVER

None of Interventure or any of its concert parties has acquired any voting rights of the Company for the period from 8 April 2002 (being six months prior to the date of this announcement) to the date of this announcement. In the event that Interventure is called upon to subscribe for its obligations under the Underwriting Agreement in full, the aggregate shareholding interests of Interventure and parties acting in concert with it will increase from about 19.34% to about 59.67% (assuming no Share Options are duly exercised before the Record Date). Under Rule 26 of the Takeovers Code, the fulfillment of Interventure's proposed underwriting commitment will potentially trigger a mandatory offer by Interventure and parties acting in concert with it, for all the securities of the Company other than those already owned by Interventure and parties acting in concert with it. Application will be made by Interventure to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, will be subject to the approval of the Independent Shareholders taken on a poll at the SGM.

If upon completion of the Rights Issue, Interventure and parties acting in concert with it hold more than 50% of the issued share capital of the Company, Interventure and parties acting in concert with it will be allowed under the Takeovers Code to increase their shareholdings in the Company without incurring any further obligations under Rule 26 of the Takeovers Code to make a general offer.

WARNING OF THE RISK OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

New Shares will be dealt with on an ex-rights basis from 25 November 2002. Dealings in the Rights Shares in the nil-paid form will take place from 2 December 2002 to 9 December 2002 (both days inclusive). If prior to 4:30 p.m. on 17 December 2002, the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by Interventure, the Rights Issue will not proceed.

Any persons contemplating buying or selling New Shares from 25 November 2002 to 17 December 2002 which all such conditions are fulfilled (which is expected to be 17 December 2002), and contemplating buying or selling nil-paid Rights Shares between 2 December 2002 and 9 December 2002 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in New Shares or nil-paid Rights Shares during these periods.

EXPECTED TIMETABLE

Despatch of circular with notice of SGM	Monday, 28 October 2002
Latest time for lodging forms of proxy for the SGM	10:00 a.m., Tuesday, 19 November 2002
Date of SGM	10:00 a.m., Thursday, 21 November 2002
Announcement of results of SGM	Friday, 22 November 2002
Effective date of the Capital Reorganisation	Friday, 22 November 2002

GENERAL

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares and the Rights Shares in both nil-paid and fully-paid forms.

A circular containing, among others, details of the Capital Reorganisation, the Rights Issue, the Whitewash Waiver and general mandates to repurchase and issue New Shares, a letter from the independent board committee of the Company and a letter of advice from the independent financial adviser together with a notice convening the SGM will be despatched to the Shareholders and holders of Share Options (for information only) as soon as practicable. The independent board committee of the Company comprises Mr. Shane Frederick Weir and Mr. Matthew Brian Rosenberg has been set up. Altus Capital Limited has been appointed as the independent financial adviser to advise the independent board committee in respect of the Rights Issue and Whitewash Waiver.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Existing Shares on the Stock Exchange was suspended with effect from 2:30 p.m. on 4 October 2002 pending the release of this announcement. Application will be made to the Stock Exchange for the resumption of trading in the Existing Shares from 9:30 a.m. on 8 October 2002.

DEFINITIONS

"Board"	the board of directors of the Company
"Capital Reduction"	the cancellation of HK$0.0195 paid-up capital for each issued Existing Share
"Capital Reorganisation"	the reorganisation of the capital of the Company consisting of the Capital Reduction, Share Consolidation, Share Premium Cancellation and Share Subdivision
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the ordinary shares of which are listed on the Stock Exchange
"Companies Act"	Companies Act 1981 of Bermuda
"Excluded Rights Shares"	45,525,782 Rights Shares that Mr. Siemens, Mr. Hicks and Mr. Saran are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying Shareholders
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"Existing Share(s)"	share(s) of HK$0.02 each in the existing share capital of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administration Region of the People's Republic of China
"HK$"	Hong Kong dollar(s)
"Independent Shareholders"	Shareholders other than Interventure, its associates and parties acting in concert with it (including Mr. Siemens, Mr. Hicks and Mr. Saran)
"Interventure" or "Underwriter"	Interventure Group Limited is an investment holding company incorporated in the British Virgin Islands which is beneficially owned as to 1/3 by Mr. Siemens, 1/3 by Mr. Hicks and 1/3 by Mr. Saran
"Latest Acceptance Date"	being 4:00 p.m. on 13 December 2002, the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Hicks"	Mr. William Bruce Hicks, a non-executive Director who together with companies controlled by him is the beneficial owner of 210,036,642 Existing Shares, representing about 4.46% of the issued share capital of the Company
"Mr. Saran"	Mr. Kuldeep Saran, the Deputy Chairman of the Company who together with companies controlled by him is the beneficial owner of 186,949,500 Existing Shares, representing about 3.97% of the issued share capital of the Company
"Mr. Siemens"	Mr. Richard John Siemens, the Chairman of the Company who together with companies controlled by him is the beneficial owner of 513,529,500 Existing Shares, representing about 10.91% of the issued share capital of the Company
"New Share(s)"	share(s) of HK$0.01 each in the share capital of the Company immediately after the Capital Reorganisation
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue

New Shares will be dealt with on an ex-rights basis from 25 November 2002. Dealings in the Rights Shares in the nil-paid form will take place from 2 December 2002 to 9 December 2002 (both days inclusive). If prior to 4:30 p.m. on 17 December 2002, the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by Interventure, the Rights Issue will not proceed.

Any persons contemplating buying or selling New Shares *from 25 November 2002 to 17 December 2002* which all such conditions are fulfilled (which is expected to be 17 December 2002), and contemplating buying or selling nil-paid Rights Shares between 2 December 2002 and 9 December 2002 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in New Shares or nil-paid Rights Shares during these periods.

EXPECTED TIMETABLE

Despatch of circular with notice of SGM	Monday, 28 October 2002
Latest time for lodging forms of proxy for the SGM	*10:00 a.m., Tuesday, 19 November 2002*
Date of SGM	10:00 a.m., Thursday, 21 November 2002
Announcement of results of SGM	Friday, 22 November 2002
Effective date of the Capital Reorganisation	Friday, 22 November 2002
Dealings in New Shares commences	9:30 a.m., Friday, 22 November 2002
Free exchange of existing share certificates for new share certificate commences	9:30 a.m., Friday, 22 November 2002
Temporary counter for trading in New Shares in board lots of 200 New Shares (in the form of existing certificate) opens	9:30 a.m., Friday, 22 November 2002
Existing counter for trading in Existing Shares (in board lots of 4,000 Existing Shares) closes	9:30 a.m., Friday, 22 November 2002
Designated broker starts to stand in the market to provide matching service	Friday, 22 November 2002
Latest time of dealings in Existing Shares on a *cum-rights basis*	*4:00 p.m., Friday, 22 November 2002*
Commencement of dealings in Existing Shares on an ex-rights basis	Monday, 25 November 2002
Latest time for lodging transfer of shares on cum-rights basis	4:00 p.m., Tuesday, 26 November 2002
Despatch of Rights Issue Documents	Wednesday, 27 November 2002
Register of members closes	Wednesday, 27 November 2002
Record Date	Wednesday, 27 November 2002
Register of members reopens	Thursday, 28 November 2002
First day of dealings in nil-paid Rights Shares	Monday, 2 December 2002
Latest time for splitting nil-paid Rights Shares	4:00 p.m., Wednesday, 4 December 2002
Existing counter for trading in New Shares in board lots of 10,000 New Shares (in the form of new share certificate) reopens	9:30 a.m., Friday, 6 December 2002
Parallel trading in New Shares (in the form of both existing and new share certificate) begins	9:30 a.m., Friday, 6 December 2002
Last day of dealings in nil-paid Rights Shares	Monday, 9 December 2002
Latest time for payment and acceptance of Rights Issue	4:00 p.m., Friday, 13 December 2002
Latest time for the Rights Shares to become unconditional	4:30 p.m., Tuesday, 17 December 2002
Announcement of result of the Rights Issue appears on newspapers	Wednesday, 18 December 2002
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful excess applications for excess Rights Shares posted on or before	Thursday, 19 December 2002
Despatch of certificates for fully paid Rights Shares on or before	Thursday, 19 December 2002
Dealings in fully paid Rights Shares commences	9:30 a.m., Monday, 23 December 2002
Temporary counter for trading in New Shares in board lots of 200 New Shares (in the form of existing certificates) closes	4:00 p.m., Tuesday, 31 December 2002
Parallel trading in New Shares (in the form of *new and existing certificates*) ends	4:00 p.m., Tuesday, 31 December 2002
Free exchange of existing share certificates for new share certificates ends	Monday, 6 January 2003
Designated broker ceases to stand in the market to provide matching services	close of business on Wednesday, 8 January 2003

ADJUSTMENT OF EXERCISE PRICES OF SHARE OPTIONS

Subject to the Capital Reorganisation and Rights Issue becoming effective, the exercise prices of the Share Options may be required to be adjusted pursuant to the share option scheme. The Company will send a letter to inform the holders of Share Options regarding the adjustment which is expected to be around 28 November 2002.

GENERAL MANDATES

In connection with the enlarged share capital as a result of the Rights Issue, the Directors will also seek the approval of the Shareholders for the grant of general mandates to repurchase securities and to issue securities not exceeding 10% and 20% respectively of the issued share capital of the Company as enlarged by the Rights Issue at the SGM.

"Mr. Hicks"	Mr. William Bruce Hicks, a non-executive Director who together with companies controlled by him is the beneficial owner of 210,036,642 Existing Shares, representing about 4.46% of the issued share capital of the Company
"Mr. Saran"	Mr. Kuldeep Saran, the Deputy Chairman of the Company who together with companies controlled by him is the beneficial owner of 186,949,500 Existing Shares, representing about 3.97% of the issued share capital of the Company
"Mr. Siemens"	Mr. Richard John Siemens, the Chairman of the Company who together with companies controlled by him is the beneficial owner of 513,529,500 Existing Shares, representing about 10.91% of the issued share capital of the Company
"New Share(s)"	share(s) of HK$0.01 each in the share capital of the Company immediately after the Capital Reorganisation
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholder(s)"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	27 November 2002
"Rights Issue"	the rights issue of one Rights Share for every New Share
"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	New Share(s) to be issued by the Company in relation to the Rights Issue
"SGM"	the special general meeting of the Company to be convened for the purpose of considering inter alia, the Capital Reorganisation, the Rights Issue and the Whitewash Waiver
"Shareholder(s)"	holder(s) for the time being of the share(s) of the Company
"Share Consolidation"	the consolidation of every 20 Existing Shares currently in issue (as reduced under Capital Reduction) into one New Share
"Share Options"	share options granted under the Company's share option scheme adopted on 25 October 1999 (as amended)
"Share Premium Cancellation"	the cancellation of the amount of HK$1,196,238,291 standing to the credit of the share premium account of the Company as at the date of this announcement
"Share Subdivision"	every authorised and unissued Existing Share will be divided into two New Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	subscription price of HK$0.12 per Rights Share
"Takeovers Code"	The Code on Takeovers and Mergers
"Underwriting Agreement"	the underwriting agreement dated 4 October 2002 and entered into between the Company and Interventure in relation to the Rights Issue
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 on the dispensations from Rule 26 of the Takeovers Code in respect of the obligations of Interventure and parties acting in concert with it to make a mandatory general offer for all the securities of the Company not already owned by Interventure and parties acting in concert with it which would otherwise arise as a result of Interventure subscribing for the Rights Shares under the terms of the Underwriting Agreement
"%"	per cent.

By order of the Board
e-Kong Group Limited
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 7 October 2002.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein (other than that relating to Interventure) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Interventure) have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

The directors of Interventure jointly and severally accept full responsibility for the accuracy of the information contained herein (other than that relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the Group) have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited ("the Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is addressed to the shareholders and the holders of share options (for information purpose only) of the Company in connection with a special general meeting of the Company to be held on Thursday, 21 November 2002. This circular is not and does not constitute an offer of, nor is it intended to invite offers for, shares in or other securities of the Company.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

PROPOSED CAPITAL REORGANISATION
PROPOSED RIGHTS ISSUE
WHITEWASH WAIVER
PROPOSED BYE-LAW AMENDMENTS
AND
GENERAL MANDATES TO ISSUE AND TO REPURCHASE NEW SHARES

Financial Adviser to the Company

Quam
Caring for your wealth

華富嘉洛證券融資有限公司
Quam Capital Limited
A Subsidiary of Quam Limited

Independent Financial Adviser to the Independent Director

ALTUS CAPITAL LIMITED

A letter of advice from Altus Capital Limited to the Independent Director (as defined herein) is set out on pages 31 to 44 of this circular. The letter of the Independent Director (as defined herein) is set out on pages 29 to 30 of this circular.

A notice convening the Company's special general meeting to be held at 10:00 a.m. on 21 November 2002 at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong is set out on pages 102 to 107 of this circular. If you are not able to attend and/or vote at the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

It should be noted that the Underwriting Agreement (as defined herein) in respect of the Rights Issue (as defined herein) contains provisions entitling the Underwriter (as defined herein), by notice in writing, to terminate the obligations of the Underwriter thereunder on the occurrence of certain events. These events are set out in the section headed "Termination of the Underwriting Agreement" on page 7 of this circular. If the Underwriter exercises such right, the obligations of the Underwriter under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

New Shares (as defined herein) will be dealt with on an ex-rights basis from 25 November 2002. Dealings in the Rights Shares in the nil-paid form will take place from 2 December 2002 to 9 December 2002 (both days inclusive). If prior to 4:30 p.m. on 17 December 2002, the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by Interventure Group Limited, the Rights Issue will not proceed.

Any person contemplating buying or selling New Shares from 25 November 2002 to 17 December 2002 which all such conditions are fulfilled (which is expected to be 17 December 2002), and contemplating buying or selling nil-paid Rights Shares between 2 December 2002 and 9 December 2002 (both days inclusive), bears the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in New Shares or nil-paid Rights Shares during these periods.

28 October 2002

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Altus"	Altus Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which has been appointed as the independent financial adviser to the Independent Director in relation to the Rights Issue and the Whitewash Waiver
"Announcement"	the Company's announcement dated 7 October 2002 relating to, *inter alia*, the Capital Reorganisation, the Rights Issue, the Whitewash Waiver and general mandates to issue and to repurchase New Shares
"associate(s)"	having the same meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Capital Reduction"	the cancellation of HK$0.0195 of the paid-up capital for each issued Existing Share
"Capital Reorganisation"	the reorganisation of the capital of the Company consisting of the Capital Reduction, the Share Consolidation, the Share Premium Cancellation and the Share Subdivision
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the ordinary shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Excluded Rights Shares"	45,525,782 Rights Shares in aggregate that Mr. Siemens, Mr. Hicks and Mr. Saran are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying Shareholders

"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Existing Share(s)"	ordinary share(s) of HK$0.02 each in the existing share capital of the Company
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HK$"	Hong Kong dollar(s)
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Director"	Mr. Matthew Brian Rosenberg, the Director who has been appointed to advise the Independent Shareholders in relation to the Rights Issue and the Whitewash Waiver
"Independent Shareholders"	Shareholders other than Interventure, its associates and parties acting in concert with it (including Mr. Siemens, Mr. Hicks and Mr. Saran)
"Interventure" or "Underwriter"	Interventure Group Limited is an investment holding company incorporated in the British Virgin Islands which is beneficially owned as to $^{1}/_{3}$ by Mr. Siemens, $^{1}/_{3}$ by Mr. Hicks and $^{1}/_{3}$ by Mr. Saran
"Latest Acceptance Date"	being 4:00 p.m. on 13 December 2002, the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	25 October 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Mr. Hicks"	Mr. William Bruce Hicks, a non-executive Director who together with a company controlled by him is the beneficial owner of 210,036,642 Existing Shares, representing about 4.46% of the issued share capital of the Company
"Mr. Saran"	Mr. Kuldeep Saran, Deputy Chairman of the Company who together with a company controlled by him is the beneficial owner of 186,949,500 Existing Shares, representing about 3.97% of the issued share capital of the Company
"Mr. Siemens"	Mr. Richard John Siemens, the Chairman of the Company who together with companies controlled by him is the beneficial owner of 513,529,500 Existing Shares, representing about 10.91% of the issued share capital of the Company
"New Share(s)"	new ordinary share(s) of HK$0.01 each in the share capital of the Company immediately after the Capital Reorganisation
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholder(s)"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	27 November 2002
"Relevant Period"	the period commencing on 8 April 2002 (being the date falling six months immediately prior to the date of the Announcement) and ending on the Latest Practicable Date
"Rights Issue"	the rights issue of one Rights Share for every New Share held by a Shareholder on the Record Date

"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	New Share(s) to be issued by the Company in relation to the Rights Issue
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	Securities and Futures Commission
"SGM"	the special general meeting of the Company to be convened for the purpose of considering, *inter alia*, the Capital Reorganisation, the Rights Issue, the Whitewash Waiver and general mandates to issue and to repurchase New Shares
"Share Consolidation"	the consolidation of every 20 issued shares of HK$0.0005 each in the capital of the Company arising from the Capital Reduction into one New Share
"Share Options"	share options granted pursuant to the Company's share option scheme adopted on 25 October 1999 (as amended)
"Share Premium Cancellation"	the cancellation of the amount of HK$1,196,238,291 standing to the credit of the share premium account of the Company as at the date of the Announcement
"Share Subdivision"	the subdivision of every authorised but unissued Existing Share into two New Shares
"Shareholder(s)"	holder(s) for the time being of the ordinary share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	subscription price of HK$0.12 per Rights Share
"Takeovers Code"	The Code on Takeovers and Mergers
"Underwriting Agreement"	the underwriting agreement dated 4 October 2002 and entered into between the Company and Interventure in relation to the Rights Issue

"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 to Notes on Dispensations from Rule 26 of the Takeovers Code in respect of the obligations of Interventure and parties acting in concert with it to make a mandatory general offer for all the securities of the Company not already owned by Interventure and parties acting in concert with it which would otherwise arise as a result of Interventure subscribing for the Rights Shares under the terms of the Underwriting Agreement and parties acting in concert with Interventure taking up their Rights Shares entitlement together with any excess Rights Shares that all or any of them may apply for and are accepted by the Company
"%"	per cent.

The following information is derived from, and should be read in conjunction with, the full text of this circular:

Basis of the Rights Issue:	One Rights Share for every New Share (equivalent to 20 Existing Shares) held on the Record Date
Number of Existing Shares in issue:	4,708,942,008 Existing Shares as at the Latest Practicable Date
Number of New Shares in issue immediately upon the Capital Reorganisation becoming effective:	235,447,100 New Shares
Outstanding Share Options granted:	Share Options entitling the holders thereof (excluding Mr. Siemens) to subscribe for 101,658,509 Existing Shares or 5,082,925 New Shares
Number of Rights Shares:	Not less than 235,447,100 Rights Shares and not more than 240,530,025 Rights Shares
Subscription price:	HK$0.12 per Rights Share, payable in full upon valid acceptance
Basis of entitlement:	Rights Issue will be allotted in the proportion of one Rights Share for every New Share (equivalent to 20 Existing Shares) held by the Qualifying Shareholders on the Record Date. No provisional allotment of Rights Shares will be made to Overseas Shareholders
Excess Rights Shares application:	Qualifying Shareholders will have the right to apply for Rights Shares in excess of their provisional allotments
Amount to be raised by the Rights Issue:	(i) Approximately HK$28.25 million before expenses, and net proceeds of approximately HK$25.75 million (assuming that no Share Options are exercised before the Record Date) (ii) Approximately HK$28.86 million before expenses and net proceeds of approximately HK$26.36 million (assuming that all Share Options excluding those held by Mr. Siemens are exercised before the Record Date) The estimated expenses of approximately HK$2.50 million are expenses payable to advisers, auditors and printer relating to the Rights Issue.

TERMINATION OF THE UNDERWRITING AGREEMENT

It should be noted that the Underwriting Agreement contains provisions granting Interventure the right, by notice in writing to the Company, to terminate its obligations thereunder on the occurrence of certain events.

Interventure may terminate its commitment under the Underwriting Agreement if prior to 4:30 p.m. on the second business day after the Latest Acceptance Date:

(a) any of the representations and warranties made by the Company set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(b) that the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(c) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled by the deadlines provided in the Underwriting Agreement for any reason whatsoever; or

(d) that there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities or any other event which, in the reasonable opinion of the Underwriter, is or is likely to be materially prejudicial to the business or financial position of the Group taken as a whole or the Rights Issue.

If the Underwriter terminates the Underwriting Agreement, the Rights Issue will not proceed.

EXPECTED TIMETABLE

Latest time for lodging forms of proxy for the SGM	10:00 a.m., Tuesday, 19 November 2002
Date of SGM	10:00 a.m., Thursday, 21 November 2002
Announcement of results of SGM	Friday, 22 November 2002
Effective date of the Capital Reorganisation	Friday, 22 November 2002
Dealings in New Shares commence	9:30 a.m., Friday, 22 November 2002
Free exchange of existing share certificates for new share certificates commences	9:30 a.m., Friday, 22 November 2002
Temporary counter for trading in New Shares in board lots of 200 New Shares (in the form of existing certificate) opens	9:30 a.m., Friday, 22 November 2002
Existing counter for trading in Existing Shares (in board lots of 4,000 Existing Shares) closes	9:30 a.m., Friday, 22 November 2002
Designated broker starts to stand in the market to provide matching services	Friday, 22 November 2002
Latest time of dealings in New Shares on a cum-rights basis	4:00 p.m., Friday, 22 November 2002
Commencement of dealings in New Shares on an ex-rights basis	Monday, 25 November 2002
Latest time for lodging transfer of shares on a cum-rights basis	4:00 p.m., Tuesday, 26 November 2002
Despatch of Rights Issue Documents	Wednesday, 27 November 2002
Register of members closes	Wednesday, 27 November 2002
Record Date	Wednesday, 27 November 2002
Register of members reopens	Thursday, 28 November 2002
First day of dealings in nil-paid Rights Shares	Monday, 2 December 2002
Latest time for splitting nil-paid Rights Shares	4:00 p.m., Wednesday, 4 December 2002

EXPECTED TIMETABLE

Existing counter for trading in New Shares in board lots of 10,000 New Shares (in the form of new share certificate) reopens	9:30 a.m., Friday, 6 December 2002
Parallel trading in New Shares (in the form of both existing and new share certificates) begins	9:30 a.m., Friday, 6 December 2002
Last day of dealings in nil-paid Rights Shares	Monday, 9 December 2002
Latest time for payment and acceptance of Rights Issue	4:00 p.m., Friday, 13 December 2002
Latest time for the Rights Shares to become unconditional	4:30 p.m., Tuesday, 17 December 2002
Announcement of results of the Rights Issue appears on newspapers	Wednesday, 18 December 2002
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful applications for excess Rights Shares on or before	Thursday, 19 December 2002
Despatch of certificates for fully-paid Rights Shares on or before	Thursday, 19 December 2002
Dealings in fully-paid Rights Shares commence	9:30 a.m., Monday, 23 December 2002
Temporary counter for trading in New Shares in board lots of 200 New Shares (in the form of existing certificate) closes	4:00 p.m., Tuesday, 31 December 2002
Parallel trading in New Shares (in the form of both existing and new share certificates) ends	4:00 p.m., Tuesday, 31 December 2002
Free exchange of existing share certificates for new share certificates ends	Monday, 6 January 2003
Designated broker ceases to stand in the market to provide matching services	close of business on Wednesday, 8 January 2003

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran *(Deputy Chairman)*
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey

Non-executive Director:
Mr. William Bruce Hicks

Independent non-executive Directors:
Mr. Shane Frederick Weir
Mr. Matthew Brian Rosenberg

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business:
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

28 October 2002

To the Shareholders and to the holders of Share Options
(for information purpose only)

Dear Sir or Madam,

PROPOSED CAPITAL REORGANISATION
PROPOSED RIGHTS ISSUE
WHITEWASH WAIVER
PROPOSED BYE-LAW AMENDMENTS
AND
GENERAL MANDATES TO ISSUE AND TO REPURCHASE NEW SHARES

INTRODUCTION

On 7 October 2002, the Board announced that the Company proposed to effect the Capital Reorganisation and the Rights Issue. The Capital Reorganisation will be implemented by means of the Capital Reduction, the Share Consolidation, the Share Premium Cancellation and the Share Subdivision. The Company also proposed to raise approximately HK$28.25 million before expenses by issuing not less than 235,447,100 Rights Shares at a price of HK$0.12 per Rights Share, by way of the Rights Issue. The Company will provisionally allot one Rights Share for every New Share held by Qualifying Shareholders on the Record Date. The Rights Issue is not available to Overseas Shareholders.

The Independent Shareholders will be advised by the Independent Director, Mr. Matthew Brian Rosenberg regarding the Rights Issue and the Whitewash Waiver. Altus has been appointed by the Company to advise the Independent Director on whether the terms of the Rights Issue and the granting of the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned.

The purpose of this circular is to give you further information on, among other things, the Capital Reorganisation, the Rights Issue and the Whitewash Waiver, the recommendation of the Independent Director and the advice of Altus in respect of the Rights Issue and the Whitewash Waiver and the notice convening the SGM thereof.

PROPOSED CAPITAL REORGANISATION

Under the Capital Reorganisation, the capital of the Company will be reorganised in the following manner:

(a) the nominal value of the issued Existing Shares will be reduced from HK$0.02 to HK$0.0005 per share by way of the cancellation of HK$0.0195 of the paid-up capital on each issued Existing Share;

(b) every 20 issued shares of HK$0.0005 each arising from the Capital Reduction will then be consolidated into one New Share;

(c) the amount of HK$1,196,238,291 standing to the credit of the share premium account of the Company as at the date of the Announcement will be cancelled; and

(d) each authorised but unissued Existing Share shall be sub-divided into two New Shares.

The credit amount of HK$91,824,369 arising from the Capital Reduction and the credit amount of HK$1,196,238,291 arising from the Share Premium Cancellation will both be set-off against the accumulated losses of the Company of HK$680,601,035 as at 31 December 2001 and the credit balance of HK$607,461,625 remaining after the set-off against the accumulated losses shall be credited to the contributed surplus account of the Company.

Each board lot of shares in the Company will be changed from 4,000 Existing Shares to 10,000 New Shares after the Capital Reorganisation.

Fractional entitlement of the New Shares

Any fractional entitlement of the New Shares will be aggregated, sold and retained for the benefit of the Company.

Free exchange of New Shares certificates and parallel trading arrangements

Subject to the Capital Reorganisation becoming effective, which is expected to be on or around 22 November 2002, Shareholders may on or after 22 November 2002 until 6 January 2003 submit certificates for the Existing Shares to the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, for exchange, at the expense of the Company, for certificates for the New Shares. Thereafter, certificates for the Existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each new certificate issued for the New Shares. Certificates for Existing Shares will only be valid for delivery and settlement in respect of dealing for the period up to 31 December 2002. Thereafter, they will not be accepted for dealing purpose. Nevertheless, certificates for the Existing Shares will continue to be good evidence of legal title and may be exchanged for certificates for the New Shares at any time.

From 22 November 2002, the existing counter for trading in the Existing Shares in board lots of 4,000 Existing Shares will be temporarily closed. A temporary counter will be established for trading in the New Shares in board lots of 200 New Shares. Certificates for Existing Shares may only be traded at this temporary counter.

With effect from 6 December 2002, the existing counter for trading in Existing Shares will be reopened for trading in the New Shares in board lots of 10,000 New Shares.

From 6 December 2002 to 31 December 2002, both days inclusive, there will be parallel trading at the above two counters.

The temporary counter for trading in New Shares in board lots of 200 New Shares will be removed after the close of trading on 31 December 2002. Thereafter, trading will be in New Shares only and the existing share certificates for Existing Shares will cease to be marketable and will not be acceptable for dealing purpose. However, such share certificates will remain effective as documents of title.

Arrangement for the matching services of odd lots shares

In order to alleviate the difficulties arising from the existence of odd lots of New Shares, Quam Securities Company Limited has agreed to stand in the market to provide matching services for the odd lots of New Shares on a best effort basis, during the period from 22 November 2002 to 8 January 2003, both days inclusive. Shareholders who wish to take advantage of this matching facility either to dispose of their odd lots of New Shares or top up to board lots of 10,000 New Shares may contact Mr. Paul Leung, Quam Securities Company Limited at Room 3308, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong at telephone number 2847-2239 during office hours.

Reasons for the Capital Reorganisation

The Company's issued Existing Shares of HK$0.02 are being traded on the Stock Exchange below their nominal value. The Existing Shares were traded in the range of HK$0.01 to HK$0.013 during the one-month period up to and including the date of the Announcement. Under applicable laws and the Company's bye-laws, the Company is not allowed to issue shares below their nominal value. Accordingly, the Capital Reorganisation will facilitate the Rights Issue and future capital raisings by share issues of the Company.

As stated in the audited financial statements of the Company for the year ended 31 December 2001, the Company had accumulated losses of HK$680,601,035 as at 31 December 2001. The Capital Reduction and the Share Premium Cancellation will allow the Company to eliminate the accumulated losses and as a result, will enable the Company to declare dividends to the Shareholders at an earlier opportunity than by generating profits to offset such losses.

The Board believes that the Capital Reorganisation is beneficial to the Company and the Shareholders as a whole.

Effects of the Capital Reorganisation

Other than the expenses incurred relating to the Capital Reorganisation, implementation of the Capital Reorganisation will not, of itself, affect the underlying assets, business operations, management or financial position of the Company or the interests of the Shareholders.

The effects of the Capital Reorganisation are summarised below:

	Immediately prior to the Capital Reorganisation *(Note)*	**Upon the Capital Reorganisation becoming effective**
Nominal value of each ordinary share	HK$0.02	HK$0.01
Number of authorised ordinary shares	6,000,000,000	12,000,000,000
Authorised ordinary share capital	HK$120,000,000	HK$120,000,000
Number of ordinary shares in issue	4,708,942,008	235,447,100
Issued and fully paid up ordinary share capital	HK$94,178,840	HK$2,354,471

Note: The issued share capital immediately prior to the Capital Reorganisation is presented here on the assumption that no further Existing Shares would be issued as a result of any exercise of the rights under the share option scheme of the Company after the Latest Practicable Date but prior to the effective date of the Capital Reorganisation.

Conditions of the Capital Reorganisation

The completion of the Capital Reorganisation will be conditional upon, *inter alia*:

(a) the approval by the Shareholders at the SGM of, among other things, the Capital Reduction, the Share Consolidation, the Share Premium Cancellation and the Share Subdivision;

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares; and

(c) the publication of a notice in relation to the Capital Reduction and the Share Premium Cancellation in Bermuda in accordance with the Companies Act.

Dealings

Subject to the granting of listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Bye-law amendments

As the par value of the ordinary shares of the Company will be changed from HK$0.02 per Existing Share to HK$0.01 per New Share after the Capital Reorganisation, it is necessary for the Company to amend bye-law 3(1) of its bye-laws to reflect the new par value of the ordinary share. The proposed amendment to the Company's bye-law 3(1) is detailed under resolution numbered 1 in the notice of SGM. The new bye-law 3(1), if approved, will read as follows:

"The share capital of the Company shall be divided into ordinary shares of HK$0.01 each and preference shares of HK$1.00 each as at the date on which the amendment to these bye-laws comes into effect on or about 22 November 2002."

It is also necessary for the Company to amend bye-law 9A (4)(1) of its bye-laws to reflect the new conversion rate of preference shares into ordinary shares of the Company after the Capital Reorganisation. The proposed amendment to this bye-law 9A (4)(1) is detailed under resolution numbered 1 in the notice of SGM. The new bye-law 9A (4)(1), if approved, will read as follows:

"Subject as hereinafter provided each holder of Preference Shares shall be entitled at the times and in the manner set out in this paragraph 4 to convert all or any of the Preference Shares into fully-paid ordinary shares (the "Ordinary Shares") in the capital of the Company on the basis of one Ordinary Share for every $1 in nominal value of the Preference Shares so converted or on such other basis as may be determined by the

directors and agreed to by the holders of the Preference Shares and so in proportion for any greater or lesser nominal value of the Preference Shares (such rate as adjusted from time to time as provided in paragraph 6 being herein called the "Conversion Rate"), provided that if a Conversion Notice (as defined in sub-paragraph (3) below) is given in respect of part only of a holding of Preference Shares so that there would, following conversion, remain a number of Preference Shares in that holding smaller than that required to convert into One Ordinary Share at the Conversion Rate then applicable, then all Preference Shares in that holding shall be converted notwithstanding the figures inserted in the Conversion Notice."

As at the Latest Practicable Date, the Company did not have any intention to issue any preference shares.

PROPOSED RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue:	One Rights Share for every New Share (equivalent to 20 Existing Shares) held on the Record Date
Number of Existing Shares in issue:	4,708,942,008 Existing Shares as at the Latest Practicable Date
Number of New Shares in issue immediately upon the Capital Reorganisation becoming effective:	235,447,100 New Shares
Outstanding Share Options granted:	Share Options entitling the holders thereof (excluding Mr. Siemens) to subscribe for 101,658,509 Existing Shares or 5,082,925 New Shares
Number of Rights Shares:	Not less than 235,447,100 Rights Shares and not more than 240,530,025 Rights Shares

As at the Latest Practicable Date, there were 101,658,509 outstanding Share Options entitling the holders thereof (excluding Mr. Siemens) to subscribe for 101,658,509 Existing Shares or 5,082,925 New Shares. If all of the subscription rights attaching to such Share Options (excluding the Share Options held by Mr. Siemens) are exercised and shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued Existing Shares will increase by 101,658,509 and the number of Rights Shares which may be issued pursuant to the Rights Issue will increase by 5,082,925.

Save as disclosed above, as at the Latest Practicable Date, there were no other outstanding securities or instruments capable of conversion to shares of the Company. The Company expects to raise approximately HK$28.25 million before expenses through the Rights Issue.

Qualifying Shareholders

The Company will send the Rights Issue Documents to the Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must:

– be registered as a member of the Company at the close of business on the Record Date; and

– have an address in Hong Kong which appears on the register of members of the Company on Record Date.

In order to be registered as a member on the Record Date, Shareholders must lodge any transfer of shares (with the relevant share certificates) with the Company's branch share registrars in Hong Kong by 4:00 p.m. on 26 November 2002.

The Company's branch share registrars in Hong Kong is:

Secretaries Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Closure of register of members

The register of members of the Company will be closed on 27 November 2002. No transfer of shares of the Company will be registered on that day.

Subscription Price

The Subscription Price is HK$0.12 per Rights Share, payable in full when a Qualifying Shareholder accepts his/her provisional allotment under the Rights Issue or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares subscribes for the Rights Shares.

Assuming that the Capital Reorganisation has become effective, the Subscription Price represents:

(i) a discount of about 40% to the adjusted closing price of about HK$0.20 per New Share as quoted on the Stock Exchange on 4 October 2002, being the last trading day prior to the date of the Announcement;

(ii) a discount of about 40% to the adjusted average closing price of about HK$0.20 per New Share for the 10 trading days up to and including 4 October 2002, being the last trading day prior to the date of the Announcement;

(iii) a discount of about 25% to the theoretical ex-rights price of about HK$0.16 per New Share based on the adjusted closing price as quoted on the Stock Exchange on 4 October 2002, being the last trading day prior to the date of the Announcement;

(iv) a discount of about 40% to the adjusted closing price of about HK$0.20 per New Share as quoted on the Stock Exchange as at the Latest Practicable Date;

(v) a discount of about 40% to the adjusted average closing price of about HK$0.20 per New Share for the 10 trading days immediately prior to the Latest Practicable Date; and

(vi) a discount of about 25% to the theoretical ex-rights price of about HK$0.16 per New Share based on the adjusted closing price of HK$0.20 per New Share as at the Latest Practicable Date.

The Subscription Price was determined after arm's length negotiations between the Company and Interventure. The Directors consider the Subscription Price to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole.

Status of the Rights Shares

The Rights Shares, when allotted and fully-paid, will rank pari passu in all respects with the New Shares then in issue. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares.

Rights of Overseas Shareholders

The Rights Issue Documents will not be registered under the securities legislation of any jurisdiction other than Hong Kong and Bermuda. Having reviewed the register of members, the Directors are of the view that the offer of the Rights Shares to the Overseas Shareholders would or might, in the absence of compliance with registration or other special formalities in other jurisdictions, be unlawful or impracticable. As such, the Company will send the Prospectus to the Overseas Shareholders for their information only but no provisional allotment of the Rights Shares to the Overseas Shareholders will be made and the Company will not send the provisional allotment letter or the form of application for excess Rights Shares to the Overseas Shareholders.

If a premium (net of expenses) can be obtained, the Company will sell the provisional allotment of Rights Shares which would otherwise have been allotted to the Overseas Shareholders once dealings in the nil-paid Rights Shares commence. The proceeds of sale of individual Overseas Shareholders' nil-paid Rights Shares, after deducting expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual amount of less than HK$100 for its own benefit.

Certificates of the Rights Shares

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted to the subscribers who have been allotted the relevant Rights Shares by 19 December 2002 at their own risk.

Conditions of the Rights Issue

The Rights Issue is conditional upon, *inter alia*, the following conditions being fulfilled:

(a) the Company despatching this circular to the Shareholders;

(b) the passing by the Shareholders at the SGM of special resolution to approve the Capital Reorganisation;

(c) the passing by the Independent Shareholders at the SGM of ordinary resolutions to approve the Rights Issue and the Whitewash Waiver;

(d) the Capital Reorganisation being implemented;

(e) the Executive granting to Interventure and parties acting in concert with it a waiver from making a general offer for the securities of the Company not already owned by Interventure and parties acting in concert with it and the satisfaction of any condition attached to the waiver by the Executive;

(f) the Listing Committee of the Stock Exchange having granted (subject to allotment) and not revoked the listing of and permission to deal in the Rights Shares in nil-paid and fully-paid forms;

(g) the registration of the Rights Issue Documents with the Companies Registry in Hong Kong; and

(h) the filing of the Rights Issue Documents with the Registrar of Companies in Bermuda.

The above conditions of the Rights Issue cannot be waived by the Company and/or the Underwriter under the terms of the Underwriting Agreement. If any of the conditions of the Rights Issue is not fulfilled on or around the date of issue of the Rights Issue Documents as may be required by the various regulatory authorities on 27 November 2002 (or such later date as the Underwriter and the Company shall agree, provided such later date being not later than 5:00 p.m. on 31 December 2002), neither the Underwriter nor the Company shall have any rights nor be subjected to any obligations arising from the Underwriting Agreement to accept their entitlement under the Rights Issue and the Rights Issue will lapse.

Reasons for the Rights Issue and the use of proceeds

The Company is an investment holding company and its subsidiaries are principally engaged in provision of telecommunication services. The Group's flagship IDD and telecommunication business is operated by ZONE Group Inc. ("ZONE"), a wholly-owned subsidiary of the Company. ZONE currently has operations in the United States, Hong Kong and Singapore.

The estimated net proceeds of the Rights Issue after deducting expenses (assuming no outstanding Share Options are exercised before the Record Date) are approximately HK$25.75 million. The Directors intend to apply the net proceeds as general working capital for the Group's existing telecommunication business. About 80% of the net proceeds will be used for working capital for ZONE in the United States to fund the development of the business until the revenues exceed the ongoing recurring costs. The remaining balance will be used for sales and marketing activities of ZONE in Hong Kong and Singapore. As at the Latest Practicable Date, the Group did not have any plans regarding significant capital expenditure or acquisition.

The Directors are of the opinion that the United States, being the largest international direct dial and domestic long distance market in the world, offers opportunities for growth as there is a high demand from both business and domestic markets for cost effective and efficient telecommunication services providers. As stated in the Company's year 2002 interim report, the Group will continue to invest in growing the revenue of the ZONE business in the United States, particularly in the enterprises and corporate markets. The Directors consider that the net proceeds raised from the Rights Issue together with the Group's internal financial resources and available borrowing facilities will enable the Group to benefit from the full potential of its existing telecommunication business.

The Directors believe that it is in the interests of the Company and the Shareholders as a whole to enlarge the capital base of the Company through the Rights Issue, since the enlarged capital base will support the continuing development of the Group's existing business activities. The Rights Issue will allow the Shareholders to participate in the growth of the Group.

UNDERWRITING ARRANGEMENTS OF THE RIGHTS ISSUE

Underwriting Agreement

Date:	4 October 2002
Underwriter:	Interventure Group Limited
Number of Shares underwritten:	Not less than 189,921,318 Rights Shares and not more than 195,004,243 Rights Shares *(Note)*
Commission:	2% of the total issue price of the Rights Shares underwritten by the Underwriter The maximum commission to be received by the Underwriter will be approximately HK$468,010.

Note: These figures exclude 45,525,782 Rights Shares provisionally allotted to Mr. Siemens, Mr. Saran and Mr. Hicks in respect of their respective beneficial shareholdings in the Company.

Interventure is an investment holding company beneficially owned as to $^1/_3$ by Mr. Siemens, $^1/_3$ by Mr. Saran and $^1/_3$ by Mr. Hicks whose ordinary course of business does not include underwriting of securities. Mr. Siemens, Mr. Saran and Mr. Hicks and companies controlled by them are beneficially interested in 910,515,642 Existing Shares in aggregate, representing about 19.34% of the Company's existing share capital.

The Underwriting Agreement is a connected transaction which is exempted from Shareholders' approval requirements pursuant to Rule 14.24(5) of the Listing Rules.

Irrevocable undertakings from Mr. Siemens, Mr. Saran and Mr. Hicks

Mr. Siemens has undertaken that the 513,529,500 Existing Shares beneficially owned by companies controlled by him will remain registered in their respective names from the date of the Announcement up to the Record Date. Mr. Siemens has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 25,676,475 Rights Shares.

Mr. Hicks has undertaken that the 210,036,642 Existing Shares beneficially owned by him and a company controlled by him will remain registered in their respective names from the date of the Announcement to the Record Date. Mr. Hicks has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 10,501,832 Rights Shares.

Mr. Saran has undertaken that the 186,949,500 Existing Shares beneficially owned by him and a company controlled by him will remain registered in their respective names from the date of the Announcement to the Record Date. Mr. Saran has also irrevocably undertaken to subscribe or procure subscribers for their provisional entitlements in full, amounting to 9,347,475 Rights Shares.

Each of Mr. Siemens, Mr. Hicks and Mr. Saran has not yet decided whether he will or will not apply for excess Rights Shares.

Termination of the Underwriting Agreement

It should be noted that the Underwriting Agreement contains provisions granting Interventure the right, by notice in writing, to terminate its obligations thereunder on the occurrence of certain events.

Interventure may terminate its commitment under the Underwriting Agreement if prior to 4:30 p.m. on the second business day after the Latest Acceptance Date:

(a) any of the representations and warranties made by the Company set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(b) that the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(c) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled by the deadlines provided in the Underwriting Agreement for any reason whatsoever; or

(d) that there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities or any other event which, in the reasonable opinion of the Underwriter, is or is likely to be materially prejudicial to the business or financial position of the Group taken as a whole or the Rights Issue.

CHANGE IN SHAREHOLDING STRUCTURE

Set out below are tables showing the changes in shareholding structure after the Capital Reorganisation and the Rights Issue:

	Shareholding structure as at the Latest Practicable Date		Upon the Capital Reorganisation becoming effective but before the Rights Issue		After the Rights Issue (Assuming that all Share Options except Share Options held by Mr. Siemens are exercised before the Record Date, and the Underwriter is not required to take up any Rights Shares pursuant to the Underwriting Agreement) *(Note)*		After the Rights Issue (Assuming that no Share Options are exercised before the Record Date), and the Underwriter is required to take up all Rights Shares pursuant to the Underwriting Agreement)		After the Rights Issue (Assuming that all Share Options except Share Options are held by Mr. Siemens are exercised before the Record Date, and the Underwriter is required to take up all Rights Shares pursuant to the Underwriting Agreement) *(Note)*	
	Number of Existing Shares	*%*	*Number of New Shares*	*%*	*Number of New Shares*	*%*	*Number of New Shares*	*%*	*Number of New Shares*	*%*
Underwriter	-	-	-	-	-	-	189,921,318	40.33	195,004,243	40.54
Mr. Siemens	513,529,500	10.91	25,676,475	10.91	51,352,950	10.67	51,352,950	10.91	51,352,950	10.67
Mr. Hicks	210,036,642	4.46	10,501,832	4.46	21,003,664	4.37	21,003,664	4.46	21,003,664	4.37
Mr. Saran	186,949,500	3.97	9,347,475	3.97	18,694,950	3.89	18,694,950	3.97	18,694,950	3.89
Subtotal	910,515,642	19.34	45,525,782	19.34	91,051,564	18.93	280,972,882	59.67	286,055,807	59.46
Other Directors	100,000	0.00	5,000	0.00	4,891,850	1.02	5,000	0.00	2,445,925	0.51
Public Shareholders	3,798,326,366	80.66	189,916,318	80.66	385,116,636	80.05	189,916,318	40.33	192,558,318	40.03
Total	4,708,942,008	100.00	235,447,100	100.00	481,060,050	100.00	470,894,200	100.00	481,060,050	100.00

Note: The Share Options held by Mr. Siemens will not be exercised between the Latest Practicable Date and the SGM in accordance with the requirement for Whitewash Waiver.

WHITEWASH WAIVER

None of Interventure or any of its concert parties has acquired any voting rights of the Company for the period from 8 April 2002 (being six months prior to the date of the Announcement) to the Latest Practicable Date. In the event that Interventure is called upon to subscribe for its obligations under the Underwriting Agreement in full, the aggregate shareholding interests of Interventure and parties acting in concert with it will increase from about 19.34% to about 59.67% (assuming no Share Options are duly exercised before the Record Date). Under Rule 26 of the Takeovers Code, the fulfillment of Interventure's proposed underwriting commitment and parties acting in concert with Interventure taking up their Rights Shares entitlement together with any excess Rights Shares that they may take up will potentially trigger a mandatory general offer by Interventure and parties acting in concert with it for all the securities of the Company other than those already owned by Interventure and parties acting in concert with it. Application has been made by Interventure to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, will be subject to the approval of the Independent Shareholders taken on a poll at the SGM. The Executive has indicated that it will grant the Whitewash Waiver subject to the approval of the Independent

Shareholders at the SGM, to waive any obligations to make a mandatory general offer which may result from completion of the Rights Issue. If the Whitewash Waiver is not approved by the Independent Shareholders, the Rights Issue will not proceed.

If upon completion of the Rights Issue, Interventure and parties acting in concert with it hold more than 50% of the issued share capital of the Company, Interventure and parties acting in concert with it will be allowed under the Takeovers Code to increase their shareholdings in the Company without incurring any further obligations under Rule 26 of the Takeovers Code to make a mandatory general offer.

WARNING OF THE RISK OF DEALINGS IN SHARES AND NIL-PAID RIGHTS SHARES

New Shares will be dealt with on an ex-rights basis from 25 November 2002. Dealings in the Rights Shares in the nil-paid form will take place from 2 December 2002 to 9 December 2002 (both days inclusive). If prior to 4:30 p.m. on 17 December 2002, the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by Interventure, the Rights Issue will not proceed.

Any person contemplating buying or selling New Shares from 25 November 2002 to 17 December 2002 which all such conditions are fulfilled (which is expected to be 17 December 2002), and contemplating buying or selling nil-paid Rights Shares between 2 December 2002 and 9 December 2002 (both days inclusive), bears the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in New Shares or nil-paid Rights Shares during these periods.

PROCEDURE FOR ACCEPTANCE OR TRANSFER

Subject to the Rights Issue being approved at the SGM and the Capital Reorganisation becoming effective, provisional allotment letters will be despatched to the Qualifying Shareholders to subscribe for the Rights Shares. If you wish to exercise your rights to subscribe for the Rights Shares, you must lodge the provisional allotment letter in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the branch share registrars of the Company in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on 13 December 2002. All remittances must be made by cheque or cashier's order in Hong Kong dollars. Cheques must be drawn on an account with, and cashier's orders must be issued by, a bank in Hong Kong and made payable to "e-Kong Group Limited - Rights Issue Account" and crossed "Account Payee Only".

It should be noted that unless the provisional allotment letter, together with the appropriate remittance, has been lodged with Secretaries Limited at 5th Floor, Wing On

Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on 13 December 2002 whether by the original allottee or any person to whom the rights have been validly transferred, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

The provisional allotment letter, to be sent together with the Prospectus, will contain full information regarding the procedure to be followed if you wish to accept only part of your provisional allotment or if you wish to renounce all or part of your provisional allotment.

If you wish to accept only part of your provisional allotment or transfer part of your rights to subscribe for the Rights Shares provisionally allotted thereunder, or to transfer your rights to more than one person, the entire provisional allotment letter must be surrendered and lodged for cancellation by not later than 4:00 p.m. on 4 December 2002 to the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong which will cancel the original provisional allotment letters and issue new provisional allotment letters in the denominations required.

None of the Rights Issue Documents will be registered or filed under the securities or equivalent legislation of any jurisdiction other than Hong Kong and Bermuda. Accordingly, it is the responsibility of anyone outside Hong Kong wishing to make an application for the Rights Shares to satisfy himself, before acquiring any rights to subscribe for the provisionally allotted Rights Shares, as to the observance of the laws and regulations of all relevant territories, including the obtaining of any governmental or other consents and to pay any taxes and duties required to be paid in such territory in connection therewith. No application for Rights Shares will be accepted from any person whose registered address is, or as the holder of such Rights Shares would be, in any territory outside Hong Kong. The Company reserves the right to refuse to accept any application for Rights Shares if it believes that such acceptance would violate the applicable securities or other laws or regulations of any jurisdiction.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of acceptances of the Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the Rights Shares in their nil-paid forms shall have been validly transferred without interest, by means of cheques despatched by the ordinary post at the risk of such Qualifying Shareholders or such other persons on or about 19 December 2002.

APPLICATION FOR EXCESS RIGHTS SHARES

Qualifying Shareholders shall be entitled to apply for any unsold entitlements of Overseas Shareholders and any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders. Application may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for.

If you wish to apply for any Rights Shares in addition to your provisional allotment under the Rights Issue, you must complete and sign the form of application for excess Rights Shares, which will be despatched to the Qualifying Shareholders after the Rights Issue having been approved at the SGM and the Capital Reorganisation becoming effective, and lodge the form of application for excess Rights Shares, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on 13 December 2002. All remittances must be made by cheque or cashier's order in Hong Kong Dollars. Cheques must be drawn on an account with, and cashier's orders must be issued by, a bank in Hong Kong and made payable to "e-Kong Group Limited – Excess Application Account" and crossed "Account Payee Only". Secretaries Limited will notify you of any allotment of excess Rights Shares made to you. The Directors will allocate the excess Rights Shares at their discretion on a fair and equitable basis, but will give preference to topping-up odd lots to whole board lots.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any form of application for excess Rights Shares in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of applications for excess Rights Shares will be returned to the Qualifying Shareholders without interest, by means of cheques despatched by ordinary post to the Qualifying Shareholders at their risk on or before 19 December 2002.

If no excess Rights Shares are allotted to the Qualifying Shareholders, a refund cheque for the full amount tendered on application is expected to be posted to the Qualifying Shareholders on or before 19 December 2002. If the number of excess Rights Shares allotted to the Qualifying Shareholders is less than that applied for, a cheque for the surplus application monies is expected to be posted to the Qualifying Shareholders on or before 19 December 2002.

The form of application for excess Rights Shares is for use only by the Qualifying Shareholders to whom it is addressed and is not transferable. All documents, including cheques for amounts due, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses.

LISTING AND DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares and the Rights Shares in both their nil-paid and fully-paid forms. It is expected that dealings in the Rights Shares in their nil-paid forms will take place from 2 December 2002 to 9 December 2002, both days inclusive.

No part of the share capital of the Company is listed or dealt in or on which listing or permission to deal is being or is proposed to be sought on any other stock exchange.

Subject to the granting of listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements will be made to enable the Rights Shares in both their nil-paid and fully-paid forms to be admitted into CCASS.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares in both their nil-paid and fully-paid forms will be 10,000 New Shares. Dealings in the nil-paid and fully-paid Rights Shares will be subject to payment of stamp duty in Hong Kong.

ADJUSTMENT TO THE EXERCISE PRICES OF THE SHARE OPTIONS

Subject to the Capital Reorganisation becoming effective and the completion of the Rights Issue, the exercise prices of the Share Options may be required to be adjusted pursuant to the share options scheme adopted on 25 October 1999 (as amended). The Company will inform the holders of Share Options regarding the adjustment which is expected to be around 28 November 2002.

FUTURE INTENTION OF INTERVENTURE

The Directors have been informed by Interventure that it has no intention to make any changes to the Board, the continued employment of the employees of the Group, the continuing of the Group's existing business or the deployment of fixed assets. The long-term justification for the Rights Issue is explained in the section headed "Reasons for the Rights Issue and the use of proceeds".

GENERAL MANDATES

A resolution will be put to the Shareholders at the SGM to approve the granting of an unconditional general mandate (the "Issue Mandate") to the Directors to allot, issue and deal with additional shares and other securities of the Company equal to a maximum of 20% of (i) issued share capital immediately after the Capital Reorganisation becoming effective; or (ii) subject to the completion of the Rights Issue, the issued share capital of the Company as enlarged by the issue of the Rights Shares, whichever is the greater.

The Issue Mandate will take effect upon completion of the Rights Issue and will continue in force until the conclusion of the next annual general meeting of the Company unless it is renewed at such meeting or the expiry of the period within which the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held or until revoked or varied by an ordinary resolution of the Shareholders in a general meeting prior to the next annual general meeting.

Upon the Issue Mandate taking effect, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with additional shares and other securities of the Company pursuant to the ordinary resolution passed by the Shareholders at the annual general meeting held on 28 June 2002 will be revoked.

It is also intended that a resolution be put to the Shareholders at the SGM granting the Directors a general mandate (the "Repurchase Mandate") authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate amount of the issued shares immediately after Capital Reorganisation becoming effective or subject to the completion of the Rights Issue, the share capital in issue of the Company as enlarged by the issue of the Rights Shares. The Repurchase Mandate will remain effective until the conclusion of the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held or until revoked or varied by an ordinary resolution of the Shareholders, whichever occurs earlier.

An explanatory statement as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

SGM

There is set out on pages 102 to 107 of this circular a notice convening the SGM to be held at 10:00 a.m. on 21 November 2002 at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong, at which resolutions will be proposed to consider and, if thought fit, by the Shareholders to approve the Capital Reorganisation, the Rights Issue, the Whitewash Waiver, the Issue Mandate and Repurchase Mandate.

Interventure and parties acting in concert with it will be precluded from voting on the resolutions numbered 2 and 3 as set out in the notice of the SGM to approve the Rights Issue and the Whitewash Waiver.

You will find enclosed a form of proxy for use at the SGM. If you are not able to attend the SGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM should you so wish.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Director set out in this circular which contains his recommendation to the Independent Shareholders as to voting at the SGM in relation to the Rights Issue and the Whitewash Waiver.

Your attention is also drawn to the letter from Altus, for incorporation into the circular, which contains its advice to the Independent Director as regards the Rights Issue and the Whitewash Waiver and the principal factors and reasons considered by it in arriving thereat. The text of the letter from Altus is set out in this circular.

The Independent Director has considered the terms of the Rights Issue and the Whitewash Waiver and the advice given by Altus and recommends the Independent Shareholders to vote in favour of the ordinary resolutions numbered 2 and 3 to be proposed at the SGM in relation to the Rights Issue and the Whitewash Waiver.

The Directors consider the proposed resolutions for the Capital Reorganisation and the granting of the Issue Mandate and the Repurchase Mandate are in the interests of the Company. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions numbered 1, 4, 5 and 6 to be proposed at the SGM.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully
For and on behalf of the Board
e-Kong Group Limited
Richard John Siemens
Chairman

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

28 October 2002

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED CAPITAL REORGANISATION
PROPOSED RIGHTS ISSUE
WHITEWASH WAIVER
PROPOSED BYE-LAW AMENDMENTS
AND
GENERAL MANDATES TO ISSUE AND TO REPURCHASE NEW SHARES

I refer to the letter from the Board set out in the circular dated 28 October 2002 (the "Circular") of which this letter forms part. Capitalised terms defined in the Circular shall have the same meaning when used herein unless the context otherwise requires.

I have been appointed as the Independent Director to consider the Rights Issue and the Whitewash Waiver and to advise the Independent Shareholders as to the fairness and reasonableness of the Rights Issue and the Whitewash Waiver and to recommend whether or not the Independent Shareholders should vote for the resolutions to be proposed at the SGM to approve the Rights Issue and the Whitewash Waiver. Altus has been appointed to advise the Independent Director in relation to the terms of the Rights Issue and the Whitewash Waiver.

RECOMMENDATION

I wish to draw your attention to the letter from the Board and the letter from Altus to the Independent Director which contains its advice to me in relation to the Rights Issue and the Whitewash Waiver as set out in the Circular.

Having taken into account principal factors and reasons considered by and the opinion of Altus as stated in its letter of advice, I consider the terms of the Rights Issue and the Whitewash Waiver to be fair and reasonable so far as the interests of the Independent Shareholders are concerned and to be in the interests of the Company and the Shareholders. I therefore recommend the Independent Shareholders to vote in favour of the resolutions approving the Rights Issue and the Whitewash Waiver to be proposed at the SGM.

Yours faithfully,
Independent Director
Matthew Brian Rosenberg
Independent Non-executive Director

The following is the text of the letter of advice to the Independent Director from Altus dated 28 October, 2002 prepared for incorporation in this circular.

ALTUS CAPITAL LIMITED

28 October, 2002

The Independent Director
e-Kong Group Limited
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

Dear Sirs,

PROPOSED RIGHTS ISSUE IN THE PROPORTION OF ONE RIGHTS SHARE FOR EVERY NEW SHARE AT HK$0.12 PER RIGHTS SHARE AND THE WHITEWASH WAIVER

INTRODUCTION

We refer to the circular to the Shareholders dated 28 October, 2002 (the "Circular") issued by the Company of which this letter forms part and to our appointment as independent financial adviser to the Independent Director in respect of the Rights Issue and the Whitewash Waiver, the details of which are set out in the Letter from the Board contained in this Circular. Capitalised terms used in this letter shall have the same meanings ascribed to them in the Circular of which this letter forms part unless the context otherwise requires.

The Company is proposing a Capital Reorganisation which entails the reduction of the nominal value of the issued ordinary share capital of the Company from HK$0.02 per Existing Share to HK$0.0005 per share and the subsequent consolidation of every 20 issued shares of HK$0.0005 each into one New Share of HK$0.01 each. Subject to, among others, the completion of the Capital Reorganisation, the Company proposes the Rights Issue in the proportion of one Rights Share for every one New Share held by the Qualifying Shareholders.

The Rights Issue would increase the existing issued share capital of the Company by more than 50 per cent. and thus requires the approval of the Independent Shareholders at the SGM.

As at the Latest Practicable Date, Mr. Siemens, Mr. Hicks and Mr. Saran are beneficially interested in an aggregate of approximately 19.34 per cent. of the existing issued share capital of the Company and have undertaken to accept or procure acceptance of their entitlement to

the Rights Shares which will be provisionally allotted to them. The Underwriter is a company beneficially owned as to 1/3 by Mr. Siemens, 1/3 by Mr. Hicks and 1/3 by Mr. Saran. After the Rights Issue and assuming no exercise of Share Options, in the event that the Underwriter takes up its underwriting commitment in full, the aggregate shareholding interests of the Underwriter and parties acting in concert with it (including Mr. Siemens, Mr. Hicks and Mr. Saran) will increase from about 19.34 per cent. to about 59.67 per cent..

If the Underwriter and parties acting in concert with it become holders of shares of 30 per cent. or more as a result of them applying for excess Rights Shares under the Rights Issue or fulfilling its obligations to underwrite the Rights Shares as described above, the Underwriter would be obliged to make a mandatory general offer under Rule 26 of the Takeovers Code. As the Underwriter does not intend to make such a general offer, it has made a formal application to the SFC for the Whitewash Waiver. The Whitewash Waiver, if granted by the Executive, will be subject to a vote, by way of poll, by the Independent Shareholders at the SGM. The Rights Issue will not proceed if the Whitewash Waiver is not approved by the Independent Shareholders.

The Independent Director has been appointed to advise the Independent Shareholders in relation to the Rights Issue and the Whitewash Waiver. In assessing the eligibility of the Directors to be an Independent Director, we have considered and taken into account the confirmations by each of the Directors to the SFC in respect of their interests in the Company and have noted the following:

(a) Mr. Siemens, Chairman of the Company and an executive Director, has shareholding interest in 513,529,500 Existing Shares and is interested in Share Options exercisable into 28,700,000 Existing Shares, representing approximately 10.91 per cent. and 0.61 per cent. of the existing issued share capital of the Company respectively as at the Latest Practicable Date. He has given an irrevocable undertaking to accept or procure acceptance of his entitlements to the Rights Issue. In addition, Mr. Siemens has a 1/3 shareholding interest in the Underwriter;

(b) Mr. Saran, Deputy Chairman of the Company and an executive Director, has shareholding interest in 186,949,500 Existing Shares or approximately 3.97 per cent. of the existing issued share capital of the Company as at the Latest Practicable Date and has given an irrevocable undertaking to accept or procure acceptance of his entitlements to the Rights Issue. In addition, Mr. Saran has a 1/3 shareholding interest in the Underwriter;

(c) Mr. Derrick Francis Bulawa, an executive Director and the Chief Executive Officer of the Company, is remunerated monetarily as an employee and is interested in Share Options exercisable into 38,518,509 Existing Shares representing approximately 0.82 per cent. of the existing issued share capital of the Company as at the Latest Practicable Date;

(d) Mr. Lim Shyang Guey, an executive Director, holds the position of Vice-President, Corporate Development in the Company. Mr. Lim is remunerated monetarily as an employee and is interested in Share Options exercisable into 10,300,000 Existing Shares representing approximately 0.22 per cent. of the existing issued share capital of the Company as at the Latest Practicable Date;

(e) Mr. Hicks, a non-executive Director, has shareholding interest in 210,036,642 Existing Shares or approximately 4.46 per cent. of the existing issued share capital of the Company as at the Latest Practicable Date and has given an irrevocable undertaking to accept or procure acceptance of his entitlements to the Rights Issue. In addition, Mr. Hicks has a $^1/_3$ shareholding interest in the Underwriter; and

(f) Mr. Shane Frederick Weir, an independent non-executive Director, has shareholding interest in 100,000 Existing Shares or approximately 0.002 per cent. of the existing issued share capital of the Company as at the Latest Practicable Date. Mr. Weir is a consultant to a firm of solicitors which has provided advice to a subsidiary of the Company in 2001. In 2000, the aforesaid firm also provided advice to a company which Mr. Siemens, Mr. Saran and Mr. Hicks hold beneficial interests.

Based on the foregoing, we consider that Mr. Siemens, Mr. Saran, Mr. Bulawa, Mr. Lim, Mr. Hicks and Mr. Weir will not be eligible to be an Independent Director. Thus, only Mr. Matthew Brian Rosenberg, an independent non-executive Director, is eligible to be appointed as an Independent Director.

Altus Capital Limited has been appointed by the Company to advise the Independent Director on the fairness and reasonableness of the Rights Issue and the Whitewash Waiver so far as the interests of the Independent Shareholders are concerned.

BASIS OF OUR OPINION

In formulating our opinion, we have relied to a considerable extent on the information, statements, opinion and representations supplied to us by the Company and the Directors and we have assumed that all such information, statements, opinions and representations contained or referred to in the Circular were true and accurate and complete at the time they were made and continue to be true at the date of the Circular, and we have relied on the same. We have also assumed that all statements of belief, opinion and intention of the Directors as set out in the Letter from the Board in this Circular were reasonably made after due and careful inquiry. We have also sought and obtained confirmation from the Company that no material facts have been omitted from the information provided and referred to in the Circular. We have also discussed with the management of the Group their plans for the Group and the prospects of the businesses of the Group.

We consider that we have been provided with, and we have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view regarding the proposed Rights Issue and Whitewash Waiver and to justify reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis of our opinions. We have no reason to suspect that any material facts or information (which is known to the Company) have been omitted or withheld from the information supplied or opinions expressed in the Circular nor to doubt the truth and accuracy of the information and facts, or the reasonableness of the opinions expressed by the Company and the Directors which have been provided to us. We have not, however, carried out any independent verification on the information provided to us by the Directors, nor have we conducted an independent in-depth investigation into the business and affairs of the Group.

Also, we have not considered the tax consequences for Shareholders in relation to the Rights Issue as these are specific to their own individual circumstances. Independent Shareholders should take into account their tax position when considering the Rights Issue and the Whitewash Waiver and to consult their professional advisers if in any doubt.

PRINCIPAL FACTORS CONSIDERED

In arriving at our recommendation in relation to the Rights Issue and the Whitewash Waiver, we have considered the following:

(i) Business and future prospects of the Group and the use of proceeds of the Rights Issue

The Group is principally engaged in the provision of telecommunication services. In addition, it also provides internet security solution services, on-line insurance services and corporate events management services.

In the six months ended 30th June, 2002, turnover of the Group increased by 10.8 per cent. to about HK$141 million compared with about HK$127 million a year ago. On the back of ongoing improvements in operational efficiencies, operating loss for the period reduced to about HK$79 million compared with about HK$127 million for the previous corresponding period. In line with the above, net loss attributable to shareholders for the period declined to about HK$115 million from about HK$537 million.

During the period, turnover of the Group's ZONE telecommunication business in Hong Kong, Singapore and the United States, which accounted for 93 per cent. of its total revenue, increased by 24.9 per cent. to HK$131.1 million. Although the ZONE business in the US ("ZONE US") achieved revenue growth of 37.6 per cent. during the period, such revenue fell short of the Group's expectation as a result of the general slow down in the US market. Moreover, additional costs were incurred by the Group in product development and operational set-up to meet the more demanding needs of ZONE US' enterprise and corporate customers, resulting in an operating loss of HK$56.9 million during the period. Further development and operational set-up costs will be

incurred in respect of ZONE US, however, the Directors are of the view that such operating expenses have peaked and they expect expenses to decrease in the coming period. Based on our discussion with the management of the Company, barring any unforeseen circumstances, we concur with the views of the Directors.

Having attained the necessary economies of scale, the ZONE business in Hong Kong ("ZONE HK") achieved positive earning before interest, tax, depreciation and amortisation (EBITDA) despite intense competition and difficult economic conditions. The Directors informed that minimal capital expenditure is expected for ZONE HK in the coming year as its existing facilities are able to accommodate more than 60 per cent. growth in its current volume of business. The Group's ZONE business in Singapore ("ZONE SG") also improved as a result of increased sales and marketing initiatives, especially in the enterprise and corporate sectors. For the six months ended 30th June, 2002, revenue of ZONE SG was about HK$13 million, representing approximately 91 per cent. increase compared with the previous corresponding period.

Meanwhile, revenue from the Group's other business segments declined to HK$9.4 million in the period. The Directors stated that the Group will continue to divest the investments it acquired in the past which are no longer strategic to its core businesses.

In terms of the Group's prospects, the Directors believe that, notwithstanding the difficult operating environment, the Group's telecommunication business which comprises international direct dialing (IDD), domestic long distance (DLD) and related services, has the competitive edge to grow its market share whilst continuing to improve its operating efficiencies. Although the development and revenue growth of ZONE US have been slower than expected as a result of the general economic downturn in US, the Group will continue to invest in expanding its customer base, particularly in the enterprise and corporate markets. ZONE HK and ZONE SG are expected to contribute positively towards the Group's cashflow with the continued marketing effort, although at a smaller extent and slower rate than previously forecasted.

In line with these objectives, the estimated proceeds of the Rights Issue of approximately HK$28.2 million before expenses will be utilised as general working capital for the Group's telecommunication business. In particular, approximately 80% of the net proceeds of the Rights Issue will be applied for the growth of ZONE US and the balance for mainly the marketing plans of ZONE HK and ZONE SG.

The Directors opine that under the current difficult operating environment, it is crucial for the Group to maintain sufficient resources. With ZONE HK and ZONE SG having achieved the economic scale to produce positive cashflow and a substantial part of the capital expenditure of ZONE US having been incurred, these businesses have reached a level where potentially large revenue growth can be recognised with adequate marketing and business development efforts. An absence of financial resources will result in the Group not being able to achieve its revenue objective and to benefit fully from the potential of these investments.

As discussed in the section headed "Cash position" below, the cash position of the Group declined from HK$111.3 million as at 31st December, 2001 to HK$33.1 million as at 30th June, 2002. Cashflow generated from ZONE HK and ZONE SG has been lower than expected and, together with the Group's current internal resources, is not sufficient to meet the future cashflow requirements of the Group, particularly for the business and revenue growth of ZONE US. In the six months ended 30th June, 2002, the Group incurred net cash outflow from operating activities of about HK$75.7 million. It is expected that the Group will continue to incur net cash outflow although at a smaller extent, until its revenues, especially in respect of ZONE US, exceed its ongoing operating costs.

The Rights Issue is therefore important to the Group as, in the absence of the Rights Issue, the Group will not be able to (a) grow the scale of ZONE US to its projected positive cashflow levels and (b) further enhance the revenue of ZONE HK and ZONE SG, which are already generating positive cashflow. The potential of the ZONE business will thus not be fully benefited.

(ii) Application of proceeds of previous Rights Issue

The Company raised net proceeds of approximately HK$128 million from a rights issue of the Company as announced on 10th October, 2001 (the "Previous Rights Issue"). As stated in the circular to Shareholders dated 7th November 2001, the Directors expected that (a) at least 75 per cent. of the net proceeds of the Previous Rights Issue would be used for general working capital purposes for ZONE Group Inc., a wholly-owned subsidiary of the Company with operations in the USA, Hong Kong and Singapore; and (b) the balance would be used for general working capital purposes for the Group. The ZONE telecommunication business accounted for 93 per cent. of the Group's total revenue for the six months ended 30th June, 2002, out of which ZONE US accounted for about 58 per cent. while ZONE HK and ZONE SG accounted for 42 per cent. of such revenue from the ZONE telecommunication business.

The Directors have confirmed that the proceeds from the Previous Rights Issue have been applied in accordance with their intended uses albeit within a shorter period. In particular, ZONE US incurred additional costs and higher than expected expenditure in product development and operational set-up to cater for the needs of the enterprise and corporate customers. Cashflow of ZONE HK and ZONE SG although positive, were lower than the Company's projection due to the downturn in the general economic situation.

As mentioned above, ZONE HK and ZONE SG have achieved the economic scale to produce positive cashflow, although such cashfolw is insufficient for the current requirements of the Group as a whole. Considering the fact that substantial part of the capital expenditure of ZONE US has already been incurred, the Directors believe these businesses have reached a level where potentially large revenue growth can be recognised

with adequate marketing and business development efforts. On this basis, we are therefore of the view that it is reasonable for the Group to continue to focus its investment in these business segments.

(iii) Alternative fund raising methods

In addition to the Rights Issue, there are other alternatives to raise funds for the Group, such as through bank borrowings, convertible bond issue and placement of new shares to third parties. The Directors have had discussions with several banks on the possibility of obtaining credit facilities for the Group. However, the Directors informed that notwithstanding the low gearing level of the Group, as the Group is currently loss making and has yet to generate positive cashflow, these banks have not responded favourably to the Company's request. In addition, the Directors are of the view that even if such avenues are available, it will be very difficult for the Group to obtain favourable terms for any borrowings.

The Directors have also explored the issuance of debt securities such as convertible bonds. However, given the current unfavourable market sentiment towards telecommunication companies and the small market capitalisation of the Company, this is not feasible. Placement of new shares to third parties will result in a dilution of shareholdings of Shareholders and given the current weak market sentiment, the discounts of such placements will likely be steep.

We therefore agree with the Directors' view that the Rights Issue is a reasonable fund raising method to strengthen the Group's financial position and to enlarge its capital base without diluting the shareholding interests of Shareholders. The Rights Issue will allow all Shareholders (other than the Overseas Shareholders) equal opportunity to participate in the further development of the Group.

(iv) Subscription price of the Rights Issue

The Company will provisionally allot one (1) Rights Share for every one (1) New Share held by Qualifying Shareholders at the close of business on the Record Date at a Subscription Price of HK$0.12 per Rights Share. Assuming the Capital Reorganisation has become effective, the Subscription Price represents:

(a) a discount of 40 per cent. to the adjusted closing price of approximately HK$0.20 per New Share as quoted on the Stock Exchange on 4th October 2002, being the last trading day prior to the date of the Announcement;

(b) a discount of 40 per cent. to the adjusted average closing price of approximately HK$0.20 per New Share as quoted on the Stock Exchange for the last 10 trading days up to and including 4th October 2002, being the last trading day prior to the date of the Announcement;

(c) a discount of approximately 25 per cent. to the theoretical ex-rights price of about HK$0.16 per New Share based on the adjusted closing price on 4th October 2002, being the last trading day prior to the date of the Announcement; and

(d) a discount of 40 per cent. to the adjusted closing price of HK$0.20 per New Share as quoted on the Stock Exchange on the Latest Practicable Date.

Subscription Price comparison

For comparison, we have reviewed the subscription prices of, to the best of our knowledge, all the rights issues of companies listed on the main board of the Stock Exchange since April 2002 as summarised below:

Company	Date of announcement[(1)]	Subscription price *(HK$)*	Discount I[(2)]	Discount II[(3)]	Discount III[(4)]
UDL Holdings Limited	04-Oct-02	0.025	50.00%	50.00%	40.50%
China Star Entertainment Limited	13-Aug-02	1.250	43.20%	51.70%	20.20%
Top Glory International Holdings Limited	25-Jul-02	0.350	23.08%	26.62%	19.35%
renren Holdings Limited	19-Jul-02	0.140	44.00%	44.00%	22.20%
Easyknit Internatinal Holdings Limited	17-Jul-02	0.120	73.30%	67.10%	40.70%
China Strategic Holdings Limited	15-Jul-02	0.150	25.70%	30.60%	18.50%
Starbow Holdings Limited	27-Jun-02	0.010	95.00%	95.00%	67.90%
Styland Holdings Limited	17-Jun-02	0.098	59.84%	61.42%	27.41%
Quam Limited	11-Jun-02	0.015	50.00%	53.30%	38.50%
Peace Mark (Holdings) Ltd	06-Jun-02	0.180	66.70%	69.00%	40.00%
China United Holdings Limited	17-May-02	0.020	96.00%	96.00%	68.60%

Company	Date of announcement[1]	Subscription price (HK$)	Discount I[2]	Discount II[3]	Discount III[4]
eForce Holdings Limited	14-May-02	0.127	10.60%	1.60%	7.30%
Lai Fung Holdings Limited	09-May-02	0.100	45.10%	44.40%	39.40%
Gold Wo Int'l Holdings Limited	30-Apr-02	0.016	73.30%	78.10%	64.40%
Winsan (China) Investment Group Company Limited	24-Apr-02	0.115	4.96%	4.17%	3.36%
B-Tech (Holdings) Limited	10-Apr-02	0.084	79.00%	82.90%	25.50%
AV Concept Holdings Limited	03-Apr-02	0.260	10.30%	16.70%	7.14%
Maximum Discount			*96.00%*	*96.00%*	*68.60%*
Minimum Discount			*4.96%*	*1.60%*	*3.36%*
Mean			*50.00%*	*51.33%*	*32.41%*
Median			*50.00%*	*51.70%*	*27.41%*
The Company	**10-Oct-01**	**0.0425**	**40.97%**	**47.53%**	**18.73%**
The Company	**07-Oct-02**	**0.12**	**40.00%**	**40.00%**	**25.00%**

Notes:

(1) Being date of announcement of rights issue.

(2) Discount I being discount of the subscription price to the closing price on the last trading day prior to suspension of trading pending the Press Announcement.

(3) Discount II being discount of the subscription price to the average closing price for the last 10 trading days up to and including the last trading day.

(4) Discount III being discount of the subscription price to the theoretical ex-entitlement price calculated based on the closing price on the last trading day.

Based on the table above, we noted that the discounts of the Rights Issue are lower than the mean and median of recent rights issues although the Discount I and Discount II of 40% and Discount III of 25% of the Rights Issue are in line with the comparable discounts of the Previous Rights Issue, which were 40.97%, 47.53% and 18.73% respectively.

Share price performance

Assuming the Capital Reorganisation has become effective, the following table sets out the adjusted average daily closing price of the New Shares and the adjusted average daily trading volume of the New Shares since April 2002:

Month/Period	Adjusted average daily closing price *(HK$)*	Adjusted average daily trading volume *(New Shares '000)*
April 2002	0.74	2,724
May 2002	0.80	3,139
June 2002	0.66	726
July 2002	0.51	1,051
August 2002	0.25	933
September 2002	0.22	280
October 2002 (up to the Latest Practicable Date)	0.20	45

The adjusted trading price of the New Share have been on a declining trend, decreasing from an average of HK$0.74 per New Share in April 2002 to HK$0.20 as at the Latest Practicable Date. Based on the adjusted trading price of HK$0.20 per New Share as at the Latest Practicable Date, the Subscription Price represents a discount of 40 per cent.. Independent Shareholders who wish to subscribe for the Rights Issue should however note that if the declining trend continues, the prevailing trading price of New Shares in the market might fall below the Subscription Price. In such event, it will be more appropriate for those who would like to subscribe for the Rights Shares to purchase such number of New Shares in the market than to subscribe for the Rights Issue.

(v) Dilution effect of the Rights Issue on shareholdings

The attributable equity interests in the Company of those Qualifying Shareholders who do not subscribe in full their provisional allotments under the Rights Issue will be diluted after completion of the Rights Issue up to a maximum dilution of 50 per cent.. Assuming a Shareholder holds 11,772,355 New Shares after the Capital Reorganisation but before the Rights Issue, his shareholding in the Company, based on the 235,447,100 New Shares in issue, would be 5.0 per cent.. If the Shareholder does not subscribe to the Rights Issue, his/her shareholding after the Rights Issue, based on 470,894,200 New Shares in issue, would be 2.5 per cent..

On the other hand, Qualifying Shareholders who wish to increase their shareholdings in the Company through the Rights Issue may, subject to availability, acquire additional nil-paid Rights Shares or apply for excess Rights Shares.

(vi) Financial effects of the Rights Issue

Net assets

The table below sets out the proforma consolidated net assets of the Group, illustrating the effects of the Rights Issue:

	HK$'million
Unaudited consolidated net assets of the Group as at 30th June, 2002	241.50
Add: Proceeds from the Rights Issue after expenses	25.75
Pro forma unaudited adjusted consolidated net assets of the Group immediately after the Rights Issue	267.25
Unaudited adjusted consolidated net assets per New Share of the Group immediately prior to the completion of the Rights Issue based on 235,447,100 New Shares of the Group in issue as at 30th June, 2002	HK$1.03
Pro forma unaudited adjusted consolidated net assets per New Share of the Group immediately following the completion of the Rights Issue based on 470,894,200 New Shares of the Group in issue upon completion	HK$0.57

The Group's net assets per New Share is expected to decline substantially from HK$1.03 per New Share to HK$0.57 per New Share upon completion of the Rights Issue. This decline is due to the fact that the Subscription Price of HK$0.12 per New Share is significantly lower than the Group's net assets per New Share of HK$1.03 as at 30th June, 2002.

Gearing ratio

As at 30th June 2002, the Group had outstanding borrowings totalling approximately HK$10.7 million comprising obligations under finance lease, resulting in a gearing ratio of about 4.4 per cent.. Upon completion of the Rights Issue, the gearing ratio will decrease to approximately 4.0 per cent..

The Rights Issue will improve the net asset position as well as lower the gearing ratio of the Group. There will also be improvement to the Group's working capital position after the Rights Issue. The Rights Issue will provide permanent capital to the Group and allow the Group to further expand its telecommunication business without having to incur debts.

Cash position

The Group's cash balance decreased from HK$111.3 million as at 31st December, 2001 (which included proceeds from the Previous Rights Issue) to HK$33.1 million as at 30th June, 2002. The decline in cash is due mainly to (a) additional costs incurred in respect of product development and operational set-up of ZONE US; and (b) ZONE US having not reached the economic scale which generate net cash inflow. The operating cashflow of ZONE HK and ZONE SG, although positive, was not sufficient to meet the cashflow requirements of the Group as a whole, especially the requirements of ZONE US.

Notwithstanding, the Directors are of the opinion that in the absence of unforeseeable circumstances and after taking into account the net proceeds for the Rights Issue, the Group's internal resources and available banking and other borrowing facilities, the Group has sufficient working capital for its present requirements.

Given that ZONE HK and ZONE SG are producing positive cashflow and that substantial parts of the capital expenditure of ZONE US have already been incurred, the net operating cashflow of the Group, although negative, should improve. On this basis, we are of the view that the Directors' view on the Group's working capital sufficiency above is reasonable.

(vii) Underwriting arrangements and the Whitewash Waiver

The Rights Issue, other than the 45,525,782 Rights Shares provisionally allotted to Mr. Siemens, Mr. Saran and Mr. Hicks, is fully underwritten by the Underwriter, which is a company owned as to $^{1}/_{3}$ by Mr. Siemens, $^{1}/_{3}$ by Mr. Hicks and $^{1}/_{3}$ by Mr. Saran. Mr. Siemens, Mr. Saran and Mr. Hicks, who in aggregate are beneficially interested in 910,515,642 Existing Shares (or 45,525,782 New Shares upon completion of the Capital Reorganisation) representing approximately 19.34 per cent. of the existing issued share capital of the Company, have given an irrevocable undertakings to accept and procure acceptance of their entitlement of 45,525,782 Rights Shares.

The Directors informed that the Company had approached several securities firms to discuss on the possibility of underwriting the Rights Issue. Nevertheless, due to the weak and uncertain market conditions, the Company was not able to engage a suitable underwriter for the Rights Issue. Given the foreseeable need of funds for the Group's on-going working capital requirements in the telecommunication businesses, the Directors therefore approached Mr. Siemens, Mr. Hicks and Mr. Saran, who subsequently consented, to act as the underwriter of the Rights Issue.

The size of the Rights Issue is subject to the number of Share Options exercised as described in the Letter from the Board. After the Rights Issue, assuming no Share Options are duly exercised before the Record Date, in the event that the Underwriter takes up its underwriting commitment in full, the Underwriter's shareholding in the Company will be approximately 40.33 per cent. and when aggregated with parties acting in concert with it (including Mr. Siemens, Mr. Hicks and Mr. Saran), their shareholdings in the Company will be increased to a maximum of 59.67 per cent..

Under Rule 26 of the Takeovers Code, Interventure, its associates and parties acting in concert with it would be obliged to make a mandatory general offer for all the securities of the Company (other than those already owned by them) once they become holders of Shares of 30 per cent. or more as a result of them applying for excess Rights Shares under the Rights Issue or underwriting of Rights Shares as described above. As Interventure does not intend to make such a general offer, it has made a formal application to the SFC for the Whitewash Waiver. The Whitewash Waiver, if granted by the Executive, will be subject to approval by the Independent Shareholders by way of a poll at the SGM.

In this regard, if the Whitewash Waiver is not approved by the Independent Shareholders, the Rights Issue will not be able to proceed as there will be no underwriter and a condition to the Rights Issue is not fulfilled. In such event, the Group will not have the opportunity to enhance its capital base and financial position and we consider that this may have a negative impact on the Group's expansion plans and future prospects.

When considering the effects of the Whitewash Waiver, we noted that by approving the Whitewash Waiver, Independent Shareholders will allow Interventure, its associates and parties acting in concert with it to possibly increase their shareholdings in the Company above 30 per cent. without the obligation to make a general offer. **Independent Shareholders should further note that if, upon completion of the Rights Issue, Interventure and parties acting in concert with it were to have an aggregate shareholding in the Company of more than 50 per cent., Interventure and parties acting in concert with it would be able to increase their shareholding in the Company without incurring any further obligation to make a general offer under Rule 26 of the Takeovers Code.** Nevertheless, we consider that such a possibility arises by virtue of Mr. Siemens, Mr. Hicks and Mr. Saran's intention to facilitate the Rights Issue and their continued support for the Group.

CONCLUSIONS AND RECOMMENDATIONS

Having considered the above principal factors for the Rights Issue, notwithstanding the decrease in net assets per New Share after the Rights Issue and the discounts of the Rights Issue being lower than those of recent rights issues, the Rights Issue is important for the business development and operations of the Group. We are thus of the view that the Rights Issue is fair and reasonable so far as the Independent Shareholders are concerned and would advise the Independent Director to recommend to the Independent Shareholders to vote in favour of the resolution to approve the Rights Issue to be proposed at the SGM.

The Rights Issue is conditional upon the approval of the Whitewash Waiver. The Rights Issue will not proceed if the Whitewash Waiver is not approved. Having taken into account our recommendation on the Rights Issue above, we consider it to be fair and reasonable for the Independent Shareholders to approve the Whitewash Waiver. Accordingly, we would advise the Independent Director to recommend to the Independent Shareholders to vote in favour of the resolution to approve the Whitewash Waiver to be proposed at the SGM.

Yours faithfully,
For and on behalf of
Altus Capital Limited

Arnold Ip
Director

1. ORDINARY SHARE CAPITAL

The authorised and issued ordinary share capital of the Company as at the Latest Practicable Date were and immediately following completion of the Rights Issue (assuming the Rights Issue becoming unconditional) will be as follows:

Authorised		*HK$*
6,000,000,000	Existing Shares as at the Latest Practicable Date	120,000,000
12,000,000,000	New Shares immediately following completion of the Capital Reorganisation	120,000,000
Issued and fully paid		
4,699,262,008	Existing Shares as at 31 December 2001	93,985,240
9,680,000	Existing Shares converted from preference shares on 22 September 2002	193,600
4,708,942,008	Existing Shares prior to the Capital Reorganisation	94,178,840
235,447,100	New Shares upon completion of the Capital Reorganisation	2,354,471
235,447,100	Rights Shares to be issued assuming no exercise of Share Options prior to the Record Date	2,354,471
470,894,200	New Shares immediately following the Rights Issue	4,708,942

All ordinary shares of the Company in issue rank pari passu in all respects with each other, including in particular as to dividends, voting rights and capital.

The Rights Shares, when fully-paid, and the ordinary shares of the Company to be issued on exercise of Share Options will rank pari passu in all respects with the then existing ordinary shares in issue, including as to the right to receive all future dividends and other distributions which may be declared, made or paid after the date of issue of the Rights Shares and the ordinary shares issued as a result of exercise of the Share Options.

The ordinary shares of the Company are listed on the Stock Exchange and none of the securities of the Company are listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought.

Share Options

On 25 October 1999, the Company approved a share option scheme under which the Directors may, at their discretion, invite any full-time employees and/or executive directors of the Group to take up options to subscribe for ordinary shares at any time until 24 October 2009 (the "Share Option Scheme"). The maximum number of shares in which options can be granted may not exceed 10% of the issued share capital of the Company, excluding any ordinary shares issued on the exercise of the Share Options from time to time.

The Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 and a new share option scheme was adopted on the same date. As at the Latest Practicable Date, no share option was granted under the new scheme. The Share Options outstanding as at the Latest Practicable Date carry rights to subscribe in cash for new ordinary shares at initial subscription prices of between HK$0.08 and HK$0.76, subject to adjustment, and can be exercised during various exercise periods with expiry up to and including 24 October 2009. The exercise in full of such options (excluding those held by Mr. Siemens) would, under the present shareholding structure of the Company, result in the issue of 101,658,509 Existing Shares (equivalent to 5,082,925 New Shares).

Subject to the completion of the Rights Issue, the subscription price of and/or the number of ordinary shares comprised in the outstanding Share Options will be subject to adjustments. Such adjustments will be certified by the auditors of the Company.

Save as disclosed above, the Company did not have any other options, warrants and other convertible securities in issue as at the Latest Practicable Date.

2. THREE YEAR FINANCIAL RESULTS

Set out below is a summary of the audited consolidated income statement for each of the three years ended 31 December 2001 as extracted from the annual reports of the Group for the respective years.

	Results of the Group for the year ended 31 December		
	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*
Turnover			
Continuing operations	263,896	76,652	44,210
Discontinued operations	–	23,473	1,035
	263,896	100,125	45,245
(Loss)/Profit from operations	(681,273)	5,105	(75,170)
Share of results of associates	(752)	(1,110)	–
(Loss)/Profit before taxation	(682,025)	3,995	(75,170)
Taxation	–	(739)	(739)
(Loss)/Profit from ordinary activities after taxation	(682,025)	3,256	(75,909)
Minority interests	710	(1,954)	(2,499)
Net (loss)/profit attributable to shareholders	(681,315)	1,302	(78,408)
(Loss)/Earnings per share			
Basic	(35.12) cents	0.08 cent	(9.98) cents
Diluted	N/A	0.07 cent	N/A

Note: The Company did not declare any dividends and did not have any extraordinary items for the three years ended 31 December 2001.

3. SUMMARY OF THE AUDITED FINANCIAL INFORMATION OF THE GROUP FOR THE TWO YEARS ENDED 31 DECEMBER 2001

Set out below are the consolidated income statement, consolidated statement of recognised gains and losses, balance sheets and consolidated cash flow statement for each of the two years ended 31 December 2001 of the Group together with the relevant notes as extracted from the audited financial statements of the Company for the year ended 31 December 2001.

Consolidated Income Statement

For the years ended 31 December 2000 and 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	3	263,896	100,125
Cost of sales		(214,038)	(72,570)
Gross profit		49,858	27,555
Other revenue	3	4,216	28,861
Other net income	4	–	99,908
Distribution costs		(22,370)	(6,086)
Business promotion and marketing expenses		(31,166)	(43,623)
Operating and administrative expenses		(176,615)	(86,180)
Other operating expenses		(76,688)	(6,286)
(Loss)/Profit from operations		(252,765)	14,149
Finance costs	5	(1,216)	(140)
Intangible assets and goodwill written off	5 & 12	(114,795)	–
Provision for diminution in value of investment securities		(72,021)	(8,904)
Unrealised holding loss on other investments		(240,476)	–
Share of results of associates		(752)	(1,110)
(Loss)/Profit from ordinary activities before taxation	5	(682,025)	3,995
Taxation	7	–	(739)
(Loss)/Profit from ordinary activities after taxation		(682,025)	3,256
Minority interests		710	(1,954)
Net (loss)/profit attributable to shareholders	8 & 23	(681,315)	1,302
(Loss)/Earnings per share	9		
Basic		(35.12) cents	0.08 cent
Diluted		N/A	0.07 cent

Note: The Company did not declare any dividend and did not have any extraordinary items for the two year ended 31 December 2001.

Consolidated Statement of Recognised Gains and Losses

For the years ended 31 December 2000 and 2001

	2001	2000
	HK$'000	*HK$'000*
Exchange difference on translation of foreign subsidiaries	381	(388)
Exchange reserve released on disposal of subsidiaries	–	(1,117)
Goodwill previously eliminated directly against reserves written off to income statement	69,335	–
Other capital reserve and goodwill on consolidation released on disposal of subsidiaries	–	1,647
Net (loss)/profit for the year attributable to shareholders	(681,315)	1,302
Total recognised (losses)/gains	(611,599)	1,444
Goodwill on acquisition of subsidiaries eliminated directly against reserves	–	(7,134)
	(611,599)	(5,690)

Consolidated Balance Sheet
At 31 December 2000 and 2001

	Note	2001 HK$'000	2000 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	10	215,428	91,049
Intangible assets	12	–	42,366
Interests in associates	13	4,838	12,687
Investment securities	14	31,434	302,381
		251,700	448,483
Current assets			
Other investments	15	47,737	–
Properties held for sale		–	3,734
Inventories		–	978
Trade and other receivables	16	54,230	73,791
Pledged deposits	17	7,107	68,680
Cash and cash equivalents	18	111,349	344,308
		220,423	491,491
Current liabilities			
Trade and other payables	19	98,556	97,657
Current portion of obligations under finance leases	20	11,372	582
		109,928	98,239
Net current assets		110,495	393,252
Total assets less current liabilities		362,195	841,735
Long-term liabilities			
Obligations under finance leases	20	4,885	–
Minority interests		–	119
NET ASSETS		357,310	841,616
CAPITAL AND RESERVES			
Issued capital	21	103,665	40,879
Reserves	23	253,645	800,737
		357,310	841,616

Balance Sheet

At 31 December 2000 and 2001

	Note	2001 HK$'000	2000 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	10	1,115	1,184
Interests in subsidiaries	11	515,300	537,034
Interests in associates	13	6,806	9,215
		523,221	547,433
Current assets			
Trade and other receivables	16	843	14,350
Pledged deposits	17	3,007	68,680
Cash and cash equivalents	18	90,577	319,439
		94,427	402,469
Current liabilities			
Trade and other payables	19	7,337	7,065
Net current assets		87,090	395,404
NET ASSETS		610,311	942,837
CAPITAL AND RESERVES			
Issued capital	21	103,665	40,879
Reserves	23	506,646	901,958
		610,311	942,837

Consolidated Cash Flow Statement

For the years ended 31 December 2000 and 2001

	Note	2001 *HK$'000*	2000 *HK$'000*
Net cash outflow from operating activities	*24*	(191,292)	(86,613)
Returns on investments and servicing of finance			
Interest received		4,216	28,795
Income from unlisted investments		–	66
Interest on obligations under finance leases		(1,216)	(140)
Net cash inflow from returns on investments and servicing of finance		3,000	28,721
Taxation			
Overseas tax paid		–	(212)
Investing activities			
Purchase of property, plant and equipment		(134,564)	(101,597)
Purchase of intangible assets		(4,313)	(42,748)
Purchase of investment securities and other investments		(131,294)	(206,946)
Proceeds from disposal of property, plant and equipment		1,181	1,235
Proceeds from disposal of other investments		23,200	–
Net repayment/(advances) from/to associates		7,195	(12,463)
Purchase of subsidiaries (net of cash and cash equivalents acquired)	*26*	(1,603)	(3,030)
Disposal of subsidiaries (net of cash and cash equivalents disposed)	*27*	15,000	(5,068)
Net cash outflow from investing activities		(225,198)	(370,617)
Net cash outflow before financing activities		(413,490)	(428,721)

Consolidated Cash Flow Statement *(continued)*

For the years ended 31 December 2000 and 2001

	Note	2001 *HK$'000*	2000 *HK$'000*
Financing	28		
Issue of ordinary shares		127,293	742,046
Capital contributed by minority shareholders		591	–
Repayment of obligations under finance leases		(8,926)	(212)
Net cash inflow from financing		118,958	741,834
(Decrease)/Increase in cash and cash equivalents		(294,532)	313,113
Cash and cash equivalents at 1 January		412,988	99,875
Cash and cash equivalents at 31 December		118,456	412,988
Analysis of the balances of cash and cash equivalents			
Pledged deposits		7,107	68,680
Fixed deposits		4,000	317,762
Bank balances and cash		107,349	26,546
		118,456	412,988

Notes to the Financial Statements

For the year ended 31 December 2001

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost, as modified for revaluation of certain investments in securities as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December 2001.

The results of subsidiaries acquired or disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal respectively.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill on consolidation

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

In respect of subsidiaries acquired before 1 January 2001, the related positive goodwill has been eliminated against reserves and, as permitted by the SSAP 30, has not been restated. Provision for impairment losses has been made against such goodwill in accordance with SSAP 31. For subsidiaries acquired on or after 1 January 2001, the related positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is carried as an asset in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses.

In respect of acquisitions of associates, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses is included in the carrying amount of the interest in associates.

Negative goodwill arising on acquisitions of subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. In respect of subsidiaries acquired before 1 January 2001, the related negative goodwill has been credited to capital reserve. For subsidiaries acquired on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill up to the fair values of the non-monetary assets acquired, is recognised in the consolidated

income statement over the weighted average useful life of depreciable non-monetary assets. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

On disposal of a subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

Subsidiaries

A subsidiary is an enterprise, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In the Company's balance sheet, investments in subsidiaries are stated at cost less provision.

Associates

An associate is an enterprise, in which the Group or the Company has significant influence and which is neither a subsidiary nor a joint venture of the Group or the Company. In the Company's balance sheet, investments in associates are stated at cost less provision, if necessary.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful life from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold improvement	Over the remaining lease term
Office equipment, furniture and fittings	10% – 33%
Machinery and equipment	10% – 33%

Intangible assets

Intangible assets comprise business assets acquired and goodwill arising on business combination (other than acquisition of a subsidiary or an associate) and are amortised over their estimated useful life. Business assets include mainly business plans, business contracts, copyrights, other intellectual property rights and customers list.

Investments in securities

Investment securities held for an identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of provisions is recognised in the income statement in the period in which the decline occurs.

Securities not classified as investment securities are classified as other investments, which are stated at fair value in the balance sheet. The unrealised holding gains and losses for other investments are included in the income statement.

The gain or loss on disposal of investment securities and other investments is the difference between net sales proceeds and the carrying amount of the securities and is accounted for in the period in which the disposal occurs.

Impairment loss

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use, in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Income in respect of corporate management services is recognised when the event management services are rendered.

Other income includes internet security solution services income, sale of computer hardware and software and insurance and management consulting income. Internet security solution services income and insurance and management consulting income are recognised in the period when the services are rendered. Sale of computer hardware and software is recognised when goods are delivered and title has passed.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Investment income is recognised when the Group's right to receive payment is established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Operating leases

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms. Lease incentives received are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset. Contingent rentals are recognised as expenses in the accounting period in which they are incurred.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the financial statements of overseas subsidiaries denominated in currencies other than Hong Kong dollars, are translated at the approximate rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange reserve.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Cash equivalents

For the purpose of consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For balance sheet classification, cash equivalents represent assets similar in nature to cash which are not restricted as to use.

Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

3. TURNOVER AND REVENUE

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2001	**2000**
	HK$'000	*HK$'000*
Turnover		
Telecommunication services income	224,162	63,740
Corporate management services income	34,912	1,284
Sale of animated films	–	23,473
Others	4,822	11,628
	263,896	100,125
Other revenue		
Interest income	4,216	28,795
Income from unlisted investments	–	66
	4,216	28,861
Revenue	268,112	128,986

4. OTHER NET INCOME

	Group 2001 HK$'000	Group 2000 HK$'000
Gain on disposal of investment securities	–	76,051
Gain on disposal of discontinued operations	–	23,210
Gain on disposal of subsidiaries	–	311
Others	–	336
	–	99,908

5. (LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging:

	Group 2001 HK$'000	Group 2000 HK$'000
(a) Finance costs		
Finance charges on obligations under finance leases	1,216	140
(b) Other items		
Amortisation of intangible assets included in other operating expenses	2,471	1,163
Auditors' remuneration	1,182	1,000
Bad debts written off	27,237	42
Provision for doubtful debts	6,170	1,100
Cost of inventories and services provided	214,038	72,570
Depreciation of property, plant and equipment:		
Owned assets	29,937	10,508
Assets held under finance leases	2,197	–
Intangible assets and goodwill written off:		
Intangible assets	44,208	–
Goodwill	70,587	–
Loss on disposal of other investments	3,807	–
Loss on disposal of property, plant and equipment	1,471	152
Loss on disposal of properties held for sale	2,111	–
Operating lease charges on premises	12,612	2,685
Staff costs	122,423	46,228

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2001 HK$'000	2000 HK$'000
Fees	–	–
Salaries, other emoluments and other benefits in kind	4,211	3,960
	4,211	3,960

No fees or emoluments were paid to the independent non-executive directors during the year (2000: Nil).

In additions to the above emoluments, certain directors were granted share options under the Company's employee share option scheme. Details of these benefits in kind are disclosed under the paragraph "Directors' Interests in Securities" in the Directors' Report.

In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors.

The remuneration of directors was within the following bands:

	Number of directors	
HK$	**2001**	**2000**
Nil	12	6
1,500,001 – 2,000,000	1	1
2,000,001 – 2,500,000	1	1
	14	8

No director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Of the five individuals with the highest emoluments, two (2000: two) were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three (2000: three) individuals were as follows:

	2001 *HK$'000*	**2000** *HK$'000*
Salaries and other emoluments	4,981	3,370
Severance payment	325	–
	5,306	3,370

	Number of individuals	
HK$	**2001**	**2000**
Nil – 1,000,000	–	1
1,000,001 – 1,500,000	–	2
1,500,001 – 2,000,000	3	–
	3	3

7. TAXATION

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

Taxation charge of HK$739,000 for the year ended 31 December 2000 represented Peoples' Republic of China income tax calculated at the prevailing rate.

The major components of deferred taxation not (credited)/provided for the year are as follows:

	Group	
	2001 *HK$'000*	**2000** *HK$'000*
Excess of tax allowances over depreciation	504	1,830
Tax losses	(60,412)	(17,952)
	(59,908)	(16,122)

8. NET (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The net (loss)/profit attributable to shareholders includes a loss of the Company amounted to HK$459,819,000 (2000: profit of HK$31,713,000) which has been dealt with in the financial statements of the Company.

9. (LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2001 was based on the consolidated loss attributable to shareholders of HK$681,315,000 (2000: profit of HK$1,302,000) and on the weighted average number of 1,940,200,731 (2000: 1,731,573,250) ordinary shares in issue during the year.

The fully diluted loss per share for 2001 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The calculation of diluted earnings per share for 2000 was based on the consolidated profit attributable to shareholders of approximately HK$1,302,000 and the diluted weighted average number of 1,825,717,799 ordinary shares. For the purposes of calculating the diluted weighted average number of shares, the dilutive potential ordinary shares resulting from the outstanding share options and convertible preference shares were deemed to be issued as if all outstanding options and convertible preference shares have been exercised on the date when the options and convertible preference shares were granted.

The comparative amount of the earnings per share and diluted earnings per share have been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company during the year.

10. PROPERTY, PLANT AND EQUIPMENT

Group	Machinery and equipment	Leasehold improvement	Office equipment, furniture and fittings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost				
At 1 January 2001	84,397	1,326	15,253	100,976
Additions	148,723	746	9,696	159,165
Disposals	(1,127)	(1,134)	(2,740)	(5,001)
At 31 December 2001	**231,993**	**938**	**22,209**	**255,140**
Accumulated depreciation				
At 1 January 2001	7,092	302	2,533	9,927
Charge for the year	25,386	267	6,481	32,134
Disposals	(844)	(337)	(1,168)	(2,349)
At 31 December 2001	**31,634**	**232**	**7,846**	**39,712**
Net book value				
At 31 December 2001	**200,359**	**706**	**14,363**	**215,428**
At 31 December 2000	77,305	1,024	12,720	91,049

The net book value of the Group's property, plant and equipment includes an amount of HK$22,262,000 (2000: HK$794,000) in respect of assets held under finance leases.

Company	**Leasehold improvement** *HK$'000*	**Office equipment, furniture and fittings** *HK$'000*	**Total** *HK$'000*
Cost			
At 1 January 2001	11	1,625	1,636
Additions	–	534	534
Disposals	–	(130)	(130)
At 31 December 2001	**11**	**2,029**	**2,040**
Accumulated depreciation			
At 1 January 2001	4	448	452
Charge for the year	7	510	517
Disposals	–	(44)	(44)
At 31 December 2001	**11**	**914**	**925**
Net book value			
At 31 December 2001	**–**	**1,115**	**1,115**
At 31 December 2000	7	1,177	1,184

11. INTERESTS IN SUBSIDIARIES

	Company	
	2001 *HK$'000*	**2000** *HK$'000*
Unlisted shares, at cost	–	–
Due from subsidiaries	816,300	537,034
Less: Provision	(301,000)	–
	515,300	537,034

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	**Place of incorporation/ operation**	**Issued and fully paid up share capital**	**Percentage of share capital held by the Company** *Directly*	*Indirectly*	**Principal activities**
ZONE Group Inc.	Cayman Islands	US$100	–	100%	Investment holding
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company *Directly*	*Indirectly*	Principal activities
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunication services
E-Force Limited	Hong Kong	HK$2	–	100%	Asset holding
EventClicks Global Limited	British Virgin Islands	US$1,075,269	–	93%	Investment holding
EventClicks Limited	Hong Kong	HK$500,000	–	93%	Provision of corporate management services
EventClicks Singapore Pte Limited	Singapore	S$2	–	93%	Provision of corporate management services
speedinsure Global Limited	British Virgin Islands	US$10,000	–	70%	Investment holding
speedinsure.com Limited	Hong Kong	HK$10,000	–	70%	Provision of sales and fulfillment solution
speedinsure Singapore Pte Ltd	Singapore	S$2	–	70%	Provision of sales and fulfillment solution
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70%	Insurance brokerage
magictel.com Limited	Hong Kong	HK$1,000	–	100%	Provision of telecommunication services
NETdefence Company Limited	Hong Kong	HK$10,000	–	51%	Provision of internet security solution
China Portal Limited	British Virgin Islands	US$1	100%	–	Investment holding
Crystal Kingdom Limited	British Virgin Islands	US$1	100%	–	Investment holding

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company *Directly*	*Indirectly*	Principal activities
e-Kong Services Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Ventures Limited	British Virgin Islands	US$1	–	100%	Investment holding

The above summary includes those subsidiaries of the Company which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

12. INTANGIBLE ASSETS

	Group 2001 *HK$'000*	Group 2000 *HK$'000*
At 1 January		
Opening carrying amount	42,366	781
Additions	4,313	42,748
Amortisation charge	(2,471)	(1,163)
Write-off	(44,208)	–
Closing carrying amount		
At 31 December	–	42,366
At 31 December		
Cost	–	43,529
Accumulated amortisation	–	(1,163)
Closing carrying amount	–	42,366

The write-off of the intangible assets during the year related to business assets and goodwill on business combination in respect of the telecommunication business.

In view of the depressed market for information technology, Internet related businesses and global telecommunication business, the management considered that impairment losses on the intangible assets had occurred and should be recognised during the year.

13. INTERESTS IN ASSOCIATES

	Group		Company	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share of net assets	(1,911)	(1,257)	–	–
Due from associates	6,749	13,944	6,806	9,215
	4,838	12,687	6,806	9,215

Details of associates, all of which are unlisted corporate entities, at the balance sheet date are as follow:

Name of associate	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
CIB (Holdings) Limited	British Virgin Islands	US$1,000	–	28%	Investment holding
Cyber Insurance Brokers(s) Pte Ltd.	Singapore	S$450,000	–	28%	Insurance brokerage

14. INVESTMENT SECURITIES

	Group	
	2001	2000
	HK$'000	*HK$'000*
At cost less provision:		
Equity securities, unlisted	31,434	133,456
Equity securities, listed outside Hong Kong	–	168,925
	31,434	302,381
Market value of listed securities	–	169,642

15. OTHER INVESTMENTS

	Group	
	2001	2000
	HK$'000	*HK$'000*
At fair value:		
Equity securities at market value, listed outside Hong Kong	16,560	–
Securities portfolio, unlisted	31,177	–
	47,737	–

The securities portfolio is made up of listed securities.

16. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables	37,943	36,368	–	–
Other receivables				
Deposits, prepayments and other debtors	16,287	37,423	843	14,350
	54,230	73,791	843	14,350

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	Group	
	2001	2000
	HK$'000	*HK$'000*
Current	29,048	23,735
1 to 3 months	5,922	10,736
More than 3 months but less than 12 months	2,973	1,897
	37,943	36,368

17. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company had pledged deposits amounting HK$7,107,000 (2000: HK$68,680,000) and HK$3,007,000 (2000: HK$68,680,000) respectively to banks for guarantee.

18. CASH AND CASH EQUIVALENTS

	Group		Company	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank balances and cash	107,349	26,546	90,577	6,677
Time deposits	4,000	317,762	–	312,762
	111,349	344,308	90,577	319,439

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables	42,041	17,783	–	–
Other payables				
Accrued charges and other creditors	56,515	78,378	2,816	477
Due to subsidiaries	–	–	4,521	5,092
Due to an associate	–	1,496	–	1,496
	98,556	97,657	7,337	7,065

Included in trade and other payables are trade creditors with the following ageing analysis.

	Group	
	2001	2000
	HK$'000	*HK$'000*
Current	12,617	7,244
1 to 3 months	16,580	8,525
More than 3 months but less than 12 months	12,844	2,014
	42,041	17,783

20. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	12,555	617	11,372	582
After 1 year but within 2 years	5,123	–	4,885	–
	17,678	617	16,257	582
Future finance charges	(1,421)	(35)	–	–
Present value of lease obligations	16,257	582	16,257	582

21. ISSUED CAPITAL

	2001		2000	
Authorised	Number of shares	Amount *HK$'000*	Number of shares	Amount *HK$'000*
Preference shares of HK$1 each				
At 1 January and at 31 December	288,929,402	288,929	288,929,402	288,929
Ordinary shares of HK$0.02 each				
At 1 January	3,000,000,000	60,000	1,500,000,000	30,000
Increase of ordinary shares	3,000,000,000	60,000	1,500,000,000	30,000
At 31 December	6,000,000,000	120,000	3,000,000,000	60,000
Total		408,929		348,929

Issued and fully paid	2001 Number of shares	2001 Amount HK$'000	2000 Number of shares	2000 Amount HK$'000
Preference shares of HK$1 each				
At 1 January	9,680,000	9,680	170,970,968	170,971
Converted to ordinary shares	–	–	(161,290,968)	(161,291)
At 31 December	9,680,000	9,680	9,680,000	9,680
Ordinary shares of HK$0.02 each				
At 1 January	1,559,959,336	31,199	1,159,449,380	23,189
Issue of ordinary shares	3,139,294,672	62,786	230,000,000	4,600
Converted from preference shares	–	–	161,290,968	3,226
Exercise of share options	8,000	–	9,218,988	184
At 31 December	4,699,262,008	93,985	1,559,959,336	31,199
Total		103,665		40,879

(a) By an ordinary resolution passed at a special general meeting on 23 November 2001, the authorised ordinary share capital of the Company was increased to HK$120,000,000 by the creation of 3,000,000,000 additional ordinary shares of HK$0.02 each.

(b) In April 2001, share options were exercised to subscribe for 8,000 ordinary shares of HK$0.02 each in the Company at a consideration of HK$3,920.

In December 2001, 3,139,294,672 new ordinary shares of HK$0.02 each were issued by way of a rights issue on the basis of two rights shares for every one existing ordinary share, and two rights shares for every one convertible preference share held, at an issue price of HK$0.0425 per share (the "Rights Issue"). The net proceeds of the Rights Issue are used for providing additional working capital of the Group.

All the new ordinary shares issued during the year rank pari passu in all aspects with the existing ordinary shares of the Company.

(c) According to the provisions of the Company's Bye-laws and the conditions of the issue of the preference shares, the holders of preference shares are entitled to convert all or any of the preference shares into fully paid ordinary shares on the basis of one ordinary share of HK$0.02 each for every HK$1 in nominal value of preference shares so converted. In each year the preference shares may be converted on any of the following dates:

(i) the date falling on the 30th day after the date on which the audited financial statements of the Company for the last preceding accounting period are despatched to the holders of the preference shares; or

(ii) the date falling on the 30th day after the date on which the interim results of the Company in respect of any current accounting period are announced; or

(iii) such other dates as may be notified in writing by the directors to the holders of the preference shares not less than 30 days before such date.

In addition, as resolved by the directors on 16 December 1998, the preference shares may be converted on every second Wednesday and every last Wednesday of each month, and if such date is not a business day, on the next business day.

The Company may in accordance with the Companies Act of Bermuda and subject to the provisions of the Company's Bye-laws determine to redeem the relevant shares on any conversion date for a sum equal to (i) the nominal capital paid up or credited as paid up thereon; (ii) a fixed premium equal to five percent of the amount of such nominal capital; and (iii) outstanding dividends, out of funds of the Company which would otherwise be available for dividend or distribution to the holders of any class of share or out of the proceeds of a new issue of ordinary share.

22. SHARE OPTIONS

(a) In accordance with the Company's employee share option scheme (the "Scheme") which was adopted in a special general meeting held on 25 October 1999, the directors of the Company may, at their discretion, invite eligible employees, including executive directors of the Company, to take up share options to subscribe for shares in the Company. Any share option granted can be exercised within the period as set out in the terms and conditions for the Scheme. The subscription price for the Company's share under the Scheme is determined by the board of directors and shall not be less than the higher of 80% of the average of the closing market prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the options or the nominal value of the Company's shares.

Details of the share options granted by the Company under the Scheme and the share options outstanding at 31 December 2001 are set out as follows:

			Number of share options				
Date of grant	Exercisable period	Adjusted exercise price *HK$*	At 1 January 2001	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2001
25.10.1999	25.10.2000-24.10.2009	0.14	42,111,235	-	-	-	42,111,235
16.11.1999	16.11.2000-24.10.2009	0.16	6,045,000	-	(8,000)	(1,212,000)	4,825,000
23.12.1999	23.12.2000-24.10.2009	0.20	3,950,000	-	-	-	3,950,000
03.01.2000	03.01.2001-24.10.2009	0.23	3,025,000	-	-	-	3,025,000
24.01.2000	24.01.2000-24.10.2009	0.23	28,700,000	-	-	-	28,700,000
24.01.2000	21.02.2000-24.10.2009	0.23	7,635,000	-	-	(135,000)	7,500,000
25.01.2000	01.03.2000-24.10.2009	0.23	2,500,000	-	-	-	2,500,000
03.03.2000	03.04.2000-24.10.2009	0.76	19,000,000	-	-	-	19,000,000
03.03.2000	03.03.2001-24.10.2009	0.76	3,650,000	-	-	(500,000)	3,150,000
28.04.2000	28.04.2001-24.10.2009	0.33	5,975,000	-	-	(1,060,000)	4,915,000
01.06.2000	01.06.2001 -24.10.2009	0.34	250,000	-	-	(250,000)	-
09.08.2000	09.08.2001-24.10.2009	0.23	1,000,000	-	-	(450,000)	550,000
25.10.2000	25.10.2001-24.10.2009	0.12	10,372,274	-	-	(440,000)	9,932,274
16.05.2001	16.05.2001-01.04.2003	0.08	-	200,000	-	-	200,000
TOTAL			134,213,509	200,000	(8,000)	(4,047,000)	130,358,509

The exercise price per share option was adjusted by the multiplier of 0.3320 in January 2002 as a result of completion of the Rights Issue.

(b) During the year, certain subsidiaries of the Company adopted employee share option schemes ("Subsidiary Schemes"), each in terms and conditions as adopted and approved in a special general meeting of the Company held on 25 April 2001, whereby certain directors and chief executive of the Company, who are also directors of these subsidiaries, are eligible under Subsidiary Schemes to subscribe for shares in the respective subsidiaries under the terms and conditions stipulated therein. No share option has ever been granted in any of the Subsidiary Schemes since adoption.

23. RESERVES

	Share premium	Exchange reserve	Capital redemption reserve	Other capital reserve	Goodwill on consolidation	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Group							
At 1 January 2000	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
Share issue	912,221	–	–	–	–	–	912,221
Share issue expenses	(16,894)	–	–	–	–	–	(16,894)
Release on disposal of subsidiaries	–	(1,117)	–	1,087	560	–	530
Exchange difference on translation of foreign subsidiaries	–	(388)	–	–	–	–	(388)
Goodwill on acquisition of subsidiaries	–	–	–	–	(7,134)	–	(7,134)
Net profit attributable to shareholders	–	–	–	–	–	1,302	1,302
At 31 December 2000	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
Share issue	70,638	–	–	–	–	–	70,638
Share issue expenses	(6,131)	–	–	–	–	–	(6,131)
Exchange difference on translation of foreign subsidiaries	–	381	–	–	–	–	381
Goodwill on consolidation written off	–	–	–	–	69,335	–	69,335
Net loss attributable to shareholders	–	–	–	–	–	(681,315)	(681,315)
At 31 December 2001	1,187,241	(7)	6	–	–	(933,595)	253,645
Company							
At 1 January 2000	227,407	–	6	–	–	(252,495)	(25,082)
Share issue	912,221	–	–	–	–	–	912,221
Share issue expenses	(16,894)	–	–	–	–	–	(16,894)
Net profit attributable to shareholders	–	–	–	–	–	31,713	31,713
At 31 December 2000	1,122,734	–	6	–	–	(220,782)	901,958
Share issue	70,638	–	–	–	–	–	70,638
Share issue expenses	(6,131)	–	–	–	–	–	(6,131)
Net loss attributable to shareholders	–	–	–	–	–	(459,819)	(459,819)
At 31 December 2001	1,187,241	–	6	–	–	(680,601)	506,646

There were no reserves available for distribution as at 31 December 2001 (2000: Nil).

24. RECONCILIATION OF (LOSS)/PROFIT BEFORE TAXATION TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2001 *HK$'000*	2000 *HK$'000*
(Loss)/Profit before taxation	(682,025)	3,995
Interest income	(4,216)	(28,795)
Income from unlisted investments	–	(66)
Interest on obligations under finance leases	1,216	140
Depreciation	32,134	10,508
Loss on disposal of property, plant and equipment	1,471	152
Intangible assets and goodwill written off	114,795	–
Unrealised holding loss on other investments	240,476	–
Provision for diminution in value of investment securities	72,021	8,904
Share of results of associates	752	1,110
Amortisation of long-term investments	–	1,000
Bad debts written off	27,237	42
Provision for doubtful debts	6,170	1,100
Loss on disposal of other investments	3,807	–
Gain on disposal of subsidiaries	–	(23,521)
Gain on disposal of investment securities	–	(76,051)
Amortisation of intangible assets	2,471	1,163
Changes in working capital:		
Properties held for sale	3,734	(3,734)
Inventories	978	(2,399)
Trade and other receivables	(13,185)	(70,275)
Trade and other payables	491	90,114
Effect of exchange rate changes	381	–
Net cash outflow from operating activities	(191,292)	(86,613)

25. MAJOR NON-CASH TRANSACTION

The Group entered into finance lease arrangements in respect of machinery and equipment with a total capital value at the inception of the arrangements of HK$24,601,000 (2000: HK$794,000).

26. PURCHASE OF SUBSIDIARIES

	2001 *HK$'000*	2000 *HK$'000*
Net liabilities acquired:		
Property, plant and equipment	–	303
Trade and other receivables	759	808
Cash and cash equivalents	397	2,219
Trade and other payables	(408)	(5,203)
	748	(1,873)
Goodwill	1,252	7,122
	2,000	5,249
Satisfied by:		
Cash	2,000	5,000
Direct costs incurred	–	249
	2,000	5,249

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries:

	2001 *HK$'000*	2000 *HK$'000*
Cash consideration	2,000	5,000
Bank balances and cash acquired	(397)	(2,219)
Cash payment for direct costs	–	249
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	1,603	3,030

27. **DISPOSAL OF SUBSIDIARIES**

	2001 *HK$'000*	2000 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	10,219
Long-term investments	–	5,757
Inventories	–	2,016
Other investments	15,000	–
Trade and other receivables	–	10,733
Cash and cash equivalents	–	5,068
Trade and other payables	–	(12,952)
Taxation	–	(616)
Minority interests	–	(14,276)
Exchange reserve	–	(1,117)
Other capital reserve	–	1,087
Reserve on consolidation	–	560
	15,000	6,479
Gain on disposal of subsidiaries	–	23,521
	15,000	30,000

Analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries:

	2001 *HK$'000*	2000 *HK$'000*
Cash consideration	15,000	–
Cash and bank balances disposed	–	(5,068)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries	15,000	(5,068)

28. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Issued capital and share premium *HK$'000*	Obligations under finance leases *HK$'000*	Minority interests *HK$'000*
At 1 January 2000	250,596	–	12,441
Cash inflow/(outflow) from financing	742,046	(212)	–
Inception of finance leases contracts	–	794	–
Share of profit for the year	–	–	1,954
Disposal of subsidiaries	–	–	(14,276)
Conversion of preference shares	161,291	–	–
At 31 December 2000	1,153,933	582	119
Cash inflow/(outflow) from financing	127,293	(8,926)	591
Inception of finance leases contracts	–	24,601	–
Share of loss for the year	–	–	(710)
At 31 December 2001	1,281,226	16,257	–

29. COMMITMENTS UNDER OPERATING LEASES

At the balance sheet date, total outstanding commitments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		Company	
	2001 *HK$'000*	2000 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Operating leases which expire:				
Within one year	10,361	4,515	651	1,284
In the second to fifth years inclusive	4,144	1,784	–	31
	14,505	6,299	651	1,315

30. DEFERRED TAXATION

At the balance sheet date, the major components of the deferred taxation liabilities/(assets) unprovided are as follows:

	Group	
	2001 *HK$'000*	2000 *HK$'000*
Excess of tax allowances over depreciation	2,691	2,187
Tax losses carried forward	(88,833)	(28,421)
	(86,142)	(26,234)

A potential deferred tax asset has not been recognised in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

31. RELATED PARTY TRANSACTION

During the year, the Group paid international telecommunication services fee of HK$6,563,000 (2000: HK$4,471,000) to Mandarin Communications Limited, a subsidiary of SUNDAY Communications Limited ("SUNDAY"). Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both the Company and SUNDAY.

32. SEGMENTAL INFORMATION

The analysis of the principal business activities and geographical area of operations of the Group during the year are as follows:

(a) **By business segments**

Year ended 31 December 2001

	Telecom-munication services *HK$'000*	**Corporate management services** *HK$'000*	**Others** *HK$'000*	**Consolidated** *HK$'000*
Turnover				
External sales	224,162	34,912	4,822	263,896
Result				
Loss from operations	(163,391)	(22,612)	(16,107)	(202,110)
Intangible assets and goodwill written off	(105,628)	(2,508)	(6,659)	(114,795)
	(269,019)	(25,120)	(22,766)	(316,905)
Finance costs				(1,216)
Other operating income and expenses				(50,655)
Unrealised holding loss on other investments				(240,476)
Provision for diminution in value of investment securities				(72,021)
Share of results of associates				(752)
Loss from ordinary activities				(682,025)
Minority interests				710
Net loss attributable to shareholders				(681,315)

Year ended 31 December 2001

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	158,635	3,076	1,234		
Depreciation and amortisation	30,725	1,286	2,076		
Significant non-cash expenses (other than depreciation and amortisation)	7,678	-	271		
Assets					
Segment assets	268,899	8,134	9,715	(382)	286,366
Interests in associates					4,838
Unallocated assets					761,790
Intra-segment elimination					(580,871)
					472,123
Liabilities					
Segment liabilities	618,010	34,629	39,858	(581,253)	111,244
Unallocated liabilities					3,569
					114,813

Year ended 31 December 2000

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Consolidated HK$'000
Turnover				
External sales	63,740	1,284	35,101	100,125
Result				
Loss from operations	(76,864)	(9,777)	(2,607)	(89,248)
Finance costs				(140)
Other operating income and expenses				103,397
Provision for diminution in value of investment securities				(8,904)
Share of results of associates				(1,110)
Profit from ordinary activities before taxation				3,995
Taxation				(739)
Profit after ordinary activities after taxation				3,256
Minority interests				(1,954)
Net profit attributable to shareholders				1,302

Year ended 31 December 2000

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	134,957	3,276	5,779		
Depreciation and amortisation	8,760	345	2,266		
Significant non-cash expenses (other than depreciation and amortisation)	1,142	-	-		
Assets					
Segment assets	198,575	2,260	17,070	(303)	217,602
Interests in associates					12,687
Unallocated assets					993,148
Intra-segment elimination					(283,463)
					939,974
Liabilities					
Segment liabilities	340,701	7,651	31,253	(283,766)	95,839
Unallocated liabilities					2,519
					98,358

(b) **By geographical segments**

Year ended 31 December 2001

	Asia Pacific *HK$'000*	North America *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	150,319	113,577	263,896
Result			
Loss from operations	(105,181)	(96,929)	(202,110)
Intangible assets and goodwill written off	(79,102)	(35,693)	(114,795)
	(184,283)	(132,622)	(316,905)
Finance costs			(1,216)
Other operating income and expenses			(50,655)
Unrealised holding loss on other investments			(240,476)
Provision for diminution in value of investment securities			(72,021)
Share of results of associates			(752)
Loss from ordinary activities before taxation			(682,025)
Minority interests			710
Net loss attributable to shareholders			(681,315)
Other information			
Segment assets	313,551	153,734	467,285
Interests in associates			4,838
			472,123
Capital expenditure	92,311	71,167	

Year ended 31 December 2000

	Asia Pacific *HK$'000*	North America *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	67,603	32,522	100,125
Result			
Loss from operations	(78,681)	(10,567)	(89,248)
Finance costs			(140)
Other operating income and expenses			103,397
Provision for diminution in value of investment securities			(8,904)
Share of results of associates			(1,110)
Profit from ordinary activities before taxation			3,995
Taxation			(739)
Profit from ordinary activities after taxation			3,256
Minority interests			(1,954)
Net profit attributable to shareholders			1,302
Other information			
Segment assets	786,027	141,260	927,287
Interests in associates			12,687
			939,974
Capital expenditure	47,886	97,253	

33. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

4. UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

The following is extracted from the unaudited consolidated interim report of the Group for the six months ended 30 June 2002.

Condensed Consolidated Income Statement

		Six months ended 30 June	
		2002	**2001**
		(Unaudited)	**(Unaudited)**
	Note	*HK$'000*	*HK$'000*
Turnover	*2*	140,592	126,923
Cost of sales		(102,909)	(101,170)
Gross profit		37,683	25,753
Other revenue	*3*	1,261	3,747
		38,944	29,500
Distribution costs		(12,736)	(11,296)
Business promotion and marketing expenses		(3,767)	(20,688)
Operating and administrative expenses		(78,756)	(108,469)
Depreciation and amortisation		(22,686)	(16,342)
Loss from operations		(79,001)	(127,295)
Finance costs		(770)	(105)
Intangible assets and goodwill written off		–	(112,956)
Provision for diminution in value of investment securities		(26,882)	(118,945)
Unrealised holding loss on other investments		(8,675)	(177,283)
Share of results of associates		–	(501)
Loss from ordinary activities before taxation		(115,328)	(537,085)
Taxation	*4*	–	–
Loss from ordinary activities after taxation		(115,328)	(537,085)
Minority interests		–	–
Net loss attributable to shareholders		(115,328)	(537,085)
Loss per share	*5*		
Basic		(2.45) cents	(29.89) cents
Diluted		N/A	N/A
EBITDA	*6*	(56,315)	(110,953)

The Company did not declare any dividends and did not have any extraordinary items for each of the six months ended 30 June 2001 and 30 June 2002.

Condensed Consolidated Balance Sheet

	Note	As at 30 June 2002 (Unaudited) HK$'000	As at 31 December 2001 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	7	211,511	215,428
Interests in associates		4,838	4,838
Investment securities		4,552	31,434
		220,901	251,700
Current assets			
Other investments		24,339	47,737
Trade and other receivables	8	44,497	54,230
Pledged deposits		7,714	7,107
Cash and cash equivalents		33,120	111,349
		109,670	220,423
Current liabilities			
Trade and other payables	9	78,360	98,556
Current portion of obligations under finance leases		9,694	11,372
		88,054	109,928
Net current assets		21,616	110,495
Total assets less current liabilities		242,517	362,195
Long-term liabilities			
Obligations under finance leases		1,017	4,885
Minority interests		–	–
NET ASSETS		241,500	357,310
CAPITAL AND RESERVES			
Issued capital		103,665	103,665
Reserves		137,835	253,645
		241,500	357,310

Condensed Consolidated Statement of Changes in Equity

	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Reserve on consolidation (Unaudited) *HK$'000*	Accumulated losses (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
As at 1 January 2001	40,879	1,122,734	(388)	6	(69,335)	(252,280)	841,616
Share issued at premium	62,786	70,638	–	–	–	–	133,424
Share issue expenses	–	(6,131)	–	–	–	–	(6,131)
Exchange difference on translation of foreign subsidiaries	–	–	381	–	–	–	381
Goodwill on consolidation written off	–	–	–	–	69,335	–	69,335
Net loss attributable to shareholders	–	–	–	–	–	(681,315)	(681,315)
As at 31 December 2001	103,665	1,187,241	(7)	6	–	(933,595)	357,310
Share issue expenses	–	(489)	–	–	–	–	(489)
Exchange difference on translation of foreign subsidiaries	–	–	7	–	–	–	7
Net loss attributable to shareholders	–	–	–	–	–	(115,328)	(115,328)
As at 30 June 2002	103,665	1,186,752	–	6	–	(1,048,923)	241,500

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2002	**2001**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Net cash outflow from operating activities	(75,701)	(136,324)
Net cash (outflow)/inflow from returns on investments and servicing of finance	(522)	3,642
Tax Paid	–	–
Net cash outflow from investing activities	(18,769)	(89,978)
Net cash outflow before financing activities	(94,992)	(222,660)
Net cash (outflow)/inflow from financing activities	(6,028)	7,501
Decrease in cash and cash equivalents	(101,020)	(215,159)
Cash and cash equivalents as at 1 January	166,193	412,988
Cash and cash equivalents as at 30 June	65,173	197,829
Analysis of balances of cash and cash equivalents		
Cash and bank balances	33,120	85,291
Pledged deposits	7,714	5,000
Other investments	24,339	107,538
	65,173	197,829

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated interim financial statements are prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements under Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover and segmental information**

The analysis of the Group's turnover and results by principal business activities and geographical area of operations during the period are as follows:

(a) by business segments:

	Six months ended 30 June 2002			Six months ended 30 June 2001		
	Telecom-munication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consoli-dated (Unaudited) *HK$'000*	Telecom-munication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consoli-dated (Unaudited) *HK$'000*
Turnover						
External sales	131,187	9,405	140,592	105,078	21,845	126,923
Result						
Loss from operations	(62,708)	(8,477)	(71,185)	(84,394)	(21,677)	(106,071)
Intangible assets and goodwill written off	-	-	-	(105,718)	(7,238)	(112,956)
	(62,708)	(8,477)	(71,185)	(190,112)	(28,915)	(219,027)
Finance costs			(770)			(105)
Other operating income and expenses			(7,816)			(21,224)
Unrealised holding loss on other investments			(8,675)			(177,283)
Provision for diminution in value of investment securities			(26,882)			(118,945)
Share of results of associates			-			(501)
Net loss attributable to shareholders			(115,328)			(537,085)

(b) by geographical segments:

	Six months ended 30 June 2002			Six months ended 30 June 2001		
	Asia Pacific	North America	Consolidated	Asia Pacific	North America	Consolidated
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover						
External sales	64,249	76,343	140,592	71,420	55,503	126,923
Result						
Loss from operations	(14,264)	(56,921)	(71,185)	(58,709)	(47,362)	(106,071)
Intangible assets and goodwill written off	–	–	–	(77,263)	(35,693)	(112,956)
	(14,264)	(56,921)	(71,185)	(135,972)	(83,055)	(219,027)
Finance costs			(770)			(105)
Other operating income and expenses			(7,816)			(21,224)
Unrealised holding loss on other investments			(8,675)			(177,283)
Provision for diminution in value of investment securities			(26,882)			(118,945)
Share of results of associates			–			(501)
Net loss attributable to shareholders			(115,328)			(537,085)

3. **OTHER REVENUE**

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Interest income	248	3,747
Others	1,013	–
	1,261	3,747

4. **TAXATION**

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profits for the period (30 June 2001: Nil).

5. **LOSS PER SHARE**

The calculation of basic loss per share for the six months ended 30 June 2002 was based upon the consolidated loss attributable to shareholders of HK$115,328,000 (30 June 2001 : HK$537,085,000) and on the weighted average number of 4,699,262,008 (30 June 2001: 1,797,078,196) ordinary shares in issue during the period.

The fully diluted loss per share for 2001 and 2002 are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amount of the loss per share has been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company in December 2001.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, intangible assets and goodwill written off, provision for diminution in value of investment securities, unrealised holding loss on other investments and the Group's share of results of associates.

7. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment for an amount of approximately HK$20.7 million (31 December 2001: HK$159.2 million) and the disposal was approximately HK$6.5 million (31 December 2001: HK$5 million).

8. TRADE AND OTHER RECEIVABLES

	As at 30 June 2002 (Unaudited) *HK$'000*	**As at 31 December 2001 (Audited)** *HK$'000*
Trade receivables	33,909	37,943
Other receivables		
Deposits, prepayments and other debtors	10,588	16,287
	44,497	54,230

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	As at 30 June 2002 (Unaudited) *HK$'000*	**As at 31 December 2001 (Audited)** *HK$'000*
Current	29,255	29,048
1 to 3 months	3,753	5,922
More than 3 months but less than 12 months	901	2,973
	33,909	37,943

9. TRADE AND OTHER PAYABLES

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Trade payables	42,656	42,041
Other payables		
Accrued charges and other creditors	35,704	56,515
	78,360	98,556

Included in trade and other payables are trade creditors with the following ageing analysis.

	As at 30 June 2002 (Unaudited) *HK$'000*	As at 31 December 2001 (Audited) *HK$'000*
Current	16,210	12,617
1 to 3 months	9,993	16,580
More than 3 months but less than 12 months	16,453	12,844
	42,656	42,041

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

5. PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

Set out below is the pro forma unaudited consolidated net tangible assets of the Group based on the audited consolidated net assets of the Group as at 31 December 2001 adjusted to reflect the effect of the Rights Issue assuming that 235,447,100 Rights Shares are issued.

	HK$'000
Audited consolidated net assets of the Group as at 31 December 2001	357,310
Unaudited loss attributable to the Shareholders for the six months ended 30 June 2002	(115,328)
Movements in reserves	(482)
Consolidated net tangible assets of the Group immediately before the Rights Issue	241,500
Estimated net proceeds of the Rights Issue	25,750
Pro forma unaudited adjusted consolidated net tangible assets of the Group immediately after the Rights Issue	267,250
Pro forma unaudited adjusted consolidated net tangible assets value per New Share immediately before the Rights Issue *(Note 1)*	HK$1.03
Pro forma unaudited adjusted consolidated net tangible assets value per New Share immediately following the Rights Issue *(Note 2)*	HK$0.57

Notes:

(1) Based on the total number of 4,708,942,008 Existing Shares (equivalent to 235,447,100 New Shares) in issue as at the Latest Practicable Date.

(2) Based on the 470,894,200 New Shares which comprise 235,447,100 New Shares in issue immediately following the Capital Reorganisation and 235,447,100 Rights Shares to be issued pursuant to the Rights Issue (Assuming that no Share Options are duly exercised before the Record Date).

6. INDEBTEDNESS

At the close of business on 31 August 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding obligations under finance leases of approximately HK$9 million. In addition, the Group has pledged various fixed deposits of approximately HK$8 million to banks to secure bank guarantee issued to telecommunication carriers.

Save as aforesaid and apart from intra-group liabilities, the Group did not have at the close of business on 31 August 2002 any outstanding mortgages, charges, debentures or other loan capital, bank loans and overdrafts or other similar indebtedness, liabilities under acceptable credits, obligations under hire purchase contracts or finance leases, guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31 August 2002.

7. MATERIAL CHANGES

As at the Latest Practicable Date, the Directors are not aware of any circumstances or events that may give rise to a material change in the financial or trading condition or prospects of the Group since 31 December 2001 (the date to which the latest published audited financial statements of the Group were made up).

8. WORKING CAPITAL

The Directors are of the opinion that in the absence of unforeseeable circumstances and after taking into account the net proceeds for the Rights Issue, the Group's internal resources and available borrowing facilities, the Group has sufficient working capital for its present requirements.

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to the Shareholders regarding the Repurchase Mandate as referred to in the section headed "General mandates" in the "Letter from the Board" in this circular. For the purpose of this appendix, the term "shares" (unless otherwise stated) shall be as defined in the Code on Share Repurchases which means shares of all classes and securities which carry a right to subscribe for or purchase shares.

SHARE CAPITAL

As at the Latest Practicable Date, 4,708,942,008 Existing Shares were in issue. The Company will issue the Rights Shares upon the Capital Reorganisation becoming effective and the Rights Issue becoming unconditional, if the relevant resolutions set out in the notice convening the SGM have been passed. Subject to the passing of the relevant resolutions and on the basis that no further shares of the Company are issued prior to the SGM, there will be 470,894,200 New Shares in issue and exercise in full of the Repurchase Mandate would result in up to a maximum of 47,089,420 New Shares being repurchased by the Company.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the interests of the Company and the Shareholders. Repurchases of shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

FUNDING OF REPURCHASE

Repurchase of the shares will be derived from those funds legally permitted to be utilised in this connection in accordance with the memorandum of association and the bye-laws of the Company and the applicable laws of Bermuda.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on levels of borrowing which in the opinion of the Directors are from time to time appropriate for the Company. There might be an adverse effect on the working capital requirements or borrowing levels of the Company (as compared with the position disclosed in the latest published audited consolidated accounts for the year ended 31 December 2001) in the event that the Repurchase Mandate is exercised in full at any time.

SHARE PRICES

The highest and lowest prices at which the Existing Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	*HK$*
2001		
October	0.067	0.042
November	0.074	0.041
December	0.069	0.042
2002		
January	0.057	0.043
February	0.049	0.042
March	0.051	0.043
April	0.044	0.031
May	0.045	0.037
June	0.039	0.028
July	0.032	0.010
August	0.016	0.010
September	0.013	0.010

UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge after having made all reasonable enquiries, any of their associates has any present intention to sell any shares to the Company or its subsidiaries under the Repurchase Mandate, if the Repurchase Mandate is approved by the Shareholders and exercised.

No connected persons (within the meaning as ascribed thereto under the Listing Rules) have notified the Company that they have any present intention to sell shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

TAKEOVERS CODE

If, as a result of repurchase of shares by the Company, a proportionate interest in the voting rights of the Company held by a holder of shares may increase, such increase will be treated as an acquisition for the purpose of the Rule 32 of the Takeovers Code. Accordingly, a holder of shares, or group of holders of shares acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory general offer in accordance with Rule 26 and Rule 32 of the Takeovers Code.

As at the Latest Practicable Date, the only substantial Shareholder is Mr. Siemens who together with companies controlled by him beneficially held 513,529,500 Existing Shares representing approximately 10.91% of the existing issued share capital of the Company. Mr. Siemens and the parties acting in concert with him (including Mr. Saran and Mr. Hicks) together held 910,515,642 Existing Shares, representing about 19.34% of the existing issued share capital of the Company. As at the Latest Practicable Date, if the Repurchase Mandate is exercised in full, the shareholding of Mr. Siemens and parties acting in concert with him will be increased to approximately 21.48%. The Directors are not aware of any consequences which may arise under the Takeovers Code that a Shareholder or group of Shareholders acting in concert will become obliged to make a mandatory general offer in accordance with the Takeovers Code, as a result of any repurchases made under the Repurchase Mandate. After completion of the Rights Issue, in the event that any exercise of the Repurchase Mandate would, to the knowledge of the Directors, have such a consequence, the Directors would not exercise the Repurchase Mandate to such an extent.

Any repurchase of shares which would result in the number of shares held by the public being reduced to less than 25% of the shares then in issue could only be implemented with the agreement of the Stock Exchange to waive the Listing Rules requirements regarding the public shareholding referred to above. It is believed that a waiver of this provision would not normally be given other than in exceptional circumstances.

SHARE REPURCHASES MADE BY THE COMPANY

No share repurchases have been made by the Company in the six months preceding the Latest Practicable Date.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to the Group. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular (other than that relating to the Underwriter) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement contained herein misleading.

The directors of the Underwriter jointly and severally accept full responsibility for the accuracy of the information relating to the Underwriter contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts relating to the Underwriter not contained in this circular, the omission of which would make statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors

As at the Latest Practicable Date, the interests of the Directors (including their respective spouses, infant children, related trusts and companies controlled by them) in the securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which require notification pursuant to section 28 of the SDI Ordinance (including interests which any such Director is taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total Interests
Mr. Siemens	28,700,000 Share Options *(Note 4)*	–	513,529,500 Existing Shares *(Note 1)*	–	513,529,500 Existing Shares and 28,700,000 Share Options
Mr. Hicks	23,199,142 Existing Shares	–	186,837,500 Existing Shares *(Note 2)*	–	210,036,642 Existing Shares
Mr. Saran	3,412,000 Existing Shares	–	183,537,500 Existing Shares *(Note 3)*	–	186,949,500 Existing Shares
Mr. Shane Frederick Weir	100,000 Existing Shares	–	–	–	100,000 Existing Shares
Mr. Derrick Francis Bulawa	38,518,509 Share Options *(Note 4)*	–	–	–	38,518,509 Share Options
Mr. Lim Shyang Guey	10,300,000 Share Options *(Note 4)*	–	–	–	10,300,000 Share Options

Notes:

1. 24,000,000 Existing Shares are beneficially owned by Siemens Enterprises Limited, and 489,529,500 Existing Shares are beneficially owned by Goldstone Trading Limited, both of which are controlled by Mr. Siemens.

2. 186,837,500 Existing Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. Hicks.

3. 183,537,500 Existing Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Saran.

4. The Share Options were granted under the Company's employee share option scheme adopted on 25 October 1999.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interest in any equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which he was taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, except for Mr. Siemens, Mr. Saran and Mr. Hicks each beneficially owned 1/3 of the shareholding interest of Interventure, none of the Directors had any interest in the securities of the Underwriter.

Except as disclosed above, at no time during the Relevant Period was the Company or any of its subsidiaries, a party to any arrangement to enable the Directors and their associates to acquire benefits by means of the acquisition of the securities of the Company or any other body corporate.

None of the Directors had any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group since 31 December 2001 (being the date to which the latest published audited accounts of the Company were made up) or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which has been entered into by the Underwriter or which is significant in relation to the business of the Group.

None of the Directors have entered, or are proposing to enter, into any service contract with the Company or any of its subsidiaries or associated companies which is not expiring or determinable by the Group within twelve months without payment of compensation (other than statutory compensation), or which has been entered into or amended within six months before the date of the Announcement.

No benefit (other than statutory compensation) will be given to any Director as compensation for loss of office in any member of the Group or otherwise in connection with the Rights Issue and/or the Whitewash Waiver.

As at the Latest Practicable Date, there was no agreement or arrangement between any Director and any other person which is conditional on or dependent upon the outcome of the Rights Issue or otherwise connected with the Rights Issue.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) exists between Interventure or any person acting in concert with it and any of the Directors, recent Directors, Shareholders or recent Shareholders having any connection with or dependence upon the Rights Issue.

(b) The Company and its subsidiaries

None of the subsidiaries of the Company, nor pension funds of the Company or of a subsidiary of the Company, nor any fund managed on a discretionary basis by any fund manager connected with the Company had any interest in the securities of the Company as at the Latest Practicable Date.

As at the Latest Practicable Date, none of the Company or any of its subsidiaries had any interest in the securities of the Underwriter.

(c) Directors of the Underwriter

The details of the securities of the Company owned by the directors of the Underwriter, namely, Mr. Siemens, Mr. Saran and Mr. Hicks (including their spouses, infant children, related trusts and companies controlled by them) are disclosed in section (a) above.

(d) The Underwriter

Except Mr. Siemens, Mr. Saran and Mr. Hicks, neither the Underwriter nor the parties acting in concert with it had any interest in the securities of the Company as at the Latest Practicable Date.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding between the Underwriter and other persons that the Rights Shares to be acquired by the Underwriter under the Underwriting Agreement will be transferred to that person.

As at the Latest Practicable Date, no person including the Underwriter and parties acting in concert with it had any arrangement of the kind referred to in note 8 to Rule 22 of the Takeovers Code with the Company, or with any parties acting in concert with the Company, or with any person who is an associate of the Company by virtue of clauses (1) to (4) of the definition of associate under the Takeovers Code.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) between the Underwriter or parties acting in concert with it and any of the Directors, recent Directors, Shareholders or recent Shareholders having any connection with or dependence upon the Rights Issue.

(e) Others

As at the Latest Practicable Date, none of Quam Capital Limited, Altus and Moores Rowland had any interest in the securities of the Company or any shareholding in any member of the Group or had the right to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of the Shareholders has irrevocably committed itself to vote for or against the Rights Issue and the Whitewash Waiver.

3. SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, the following Shareholder had an interest in ten per cent or more of the issued ordinary share capital of the Company as recorded in the register of substantial Shareholder maintained by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name of Shareholder	Number of Existing Shares held	Percentage of the total issued ordinary share capital
Mr. Siemens	513,529,500 *(Note)*	10.91%

Note: 24,000,000 Existing Shares are beneficially owned by Siemens Enterprises Limited and 489,529,500 Existing Shares are beneficially owned by Goldstone Trading Limited, both of which are controlled by Mr. Siemens.

So far as is known to any director or chief executive of the Company, there are no other persons (other than a director or chief executive of the Company) who, as at the Latest Practicable Date were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

4. DEALINGS IN SECURITIES

(a) Directors

None of the Directors or parties acting in concert with them had dealt in any securities of the Company during the Relevant Period.

None of the Company, the Directors and their respective associates had dealt in any securities of the Underwriter during the Relevant Period.

(b) The Underwriter

None of the Underwriter, the directors of the Underwriter and parties acting in concert with it had dealt in any securities of the Company during the Relevant Period.

As at the Latest Practicable Date, there were no arrangements of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code between the Underwriter or parties acting in concert with it and any other person.

(c) Others

No person had any arrangement of the kind referred to in note 8 to Rule 22 of the Takeovers Code with the Company, or with any person who is an associate of the Company by virtue of clauses (1) to (4) of the definition of associate under the Takeovers Code during the period between the date of the Announcement and the Latest Practicable Date.

None of the subsidiaries of the Company, pension fund of the Company or of a subsidiary of the Company, nor any fund managed on a discretionary basis by any fund manager connected with the Company had dealt in any securities of the Company during the period between the date of the Announcement and the Latest Practicable Date.

None of Quam Capital Limited, Altus and Moores Rowland had dealt in any securities of the Company during the period between the date of the Announcement and the Latest Practicable Date.

5. DIRECTORS

Executive Directors

Mr. Siemens, 57, Chairman, joined the Group in January 2000. Mr. Siemens is a founding member, Co-Chairman and Executive Director of SUNDAY Communications Limited. Mr. Siemens is also the Chairman and a founding member of Distacom Communications Limited. He has been involved in the telecommunications industry for almost 30 years. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he was involved in the establishment of Hutchison Telephone Company Limited with Hutchison Whampoa and Motorola. Mr. Siemens, as Group Managing Director of Hutchison Telecommunications Limited, was also involved in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange", as well as Hutchison's European telecom strategy.

Mr. Saran, 51, was appointed as Deputy Chairman and Executive Director of the Company in December 2001. Actively involved in top-level management and the strategic development of the Company, Mr. Saran is also an Executive Director of SUNDAY Communications Limited and Distacom Communications Limited. Mr. Saran was formerly with Hutchison Telecommunications in Hong Kong responsible for the development and execution of new business in the United Kingdom, Thailand, Malaysia, India, Taiwan and China. Mr. Saran has nearly 20 years of experience in the telecommunications industry. He received his B. Tech degree from the Indian Institute of Technology at Kanpur in 1973 and his MBA from Syracuse University in 1977.

Mr. Derrick Francis Bulawa, 38, joined the Group in September 1999 as Chief Executive Officer and was appointed in October 1999 as Executive Director. As CEO of the Company, Mr. Bulawa oversees the development and execution of the Group's unique vision for convergent services. He is also the Group's chief strategist and his responsibilities include paying personal attention to investor relations and the Group's worldwide services businesses. Mr. Bulawa was among the key founders of STAR TV and also served as Chief Operating Officer for the US based UNIFI Communications where he worked extensively in the Asian satellite, data and telecommunications sectors. He has more than 16 years of entrepreneurial and communications experience in the United States and Asia. Mr. Bulawa received his Bachelor of Science degree in Electronic Engineering Technology from the DeVry Institute of Technology in the United States.

Mr. Lim Shyang Guey, 43, was appointed as Executive Director and Vice-President, Corporate Development of the Company in October 1999. Mr. Lim is responsible for executing the Group's corporate strategy and overseeing major shareholder and investor issues. He also plays an active role as Executive Director on the Company's Board of Directors and was one of the core creators of the Group's unique business vision. He has more than 13 years of experience in telecommunications and information technology in various countries including New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

The business address for each of the Executive Directors is Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

Non-executive Director

Mr. Hicks, 41, was appointed as Non-executive Director of the Company in December 2001. Mr. Hicks is the Group Managing Director of SUNDAY Communications Limited. He has been a partner of Distacom Communications Limited since 1994 and currently serves as an Executive Director and the Distacom group's Chief Technology Officer. Prior to joining Distacom, Mr. Hicks was with Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his B.S.E.E.

degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987. The business address of Mr. Hicks is 16/F East, Warwick House, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong.

Independent non-executive Directors

Mr. Shane Frederick Weir, 48, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Weir is a consultant of Weir & Associates, Solicitors & Notaries. Born and educated in Canada, Mr. Weir's practice as solicitor concentrates on corporate commercial tax and securities matters. He has practiced in Hong Kong since 1985 and for several years was employed in Hong Kong as an associate with Phillips & Vineberg, one of the oldest and most respected commercial law firms in North America. Mr. Weir qualified as a solicitor, barrister, and notary public in Canada in 1978 and was admitted as a solicitor in the United Kingdom as well as in Hong Kong in 1992. The business address of Mr. Weir is 5th Floor, Landmark East, Central, Hong Kong.

Mr. Matthew Brian Rosenberg, 31, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Rosenberg is currently the Vice-President of International Sales & Operations for Forgent Networks, Inc. (formerly known as Global Scheduling Solutions ("GSS")). He comes to GSS with a diverse background spanning over 9 years in Internet & telecom technology, revenue driven channel management and strategic business planning. His international management experience spans both Asia, Australia and Europe, abilities in several languages, and success in developing business models and revenues in both regions of the world. He holds a Bachelor of Arts in Japanese and Spanish from the University of Amherst, Massachusetts. The business address of Mr. Rosenberg is Flat 36, Sailmakers Ct., William Morris Way, Fulham, London SW6 2UX, United Kingdom.

6. MARKET PRICES

The table below shows the closing price of the Existing Shares on the Stock Exchange on (i) the last trading day on which trading in Existing Shares took place in each of the six calendar months immediately preceding the date of the Announcement; (ii) 4 October 2002, being the last trading day immediately preceding the date in which trading in the Existing Shares was suspended pending the issue of the Announcement; and (iii) the Latest Practicable Date.

Date	**Closing price of the Existing Shares** *HK$*
30 April 2002	0.038
31 May 2002	0.038
28 June 2002	0.030
31 July 2002	0.015
30 August 2002	0.013
30 September 2002	0.010
4 October 2002	0.010
Latest Practicable Date	0.010

The highest and lowest closing prices of the Existing Shares as recorded on the Stock Exchange during the period between 8 April 2002, being the date falling six months prior to the day on which trading in the Existing Shares was suspended pending the issue of the Announcement, and ending on the Latest Practicable Date were HK$0.044 on 7 May 2002 and HK$0.01 for the trading days from 19 September 2002 to Latest Practicable Date respectively.

7. LEGAL ADVISERS, AUDITORS, SHARE REGISTRARS AND PRINCIPAL BANKERS OF THE COMPANY

Registered Office	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
Head office and principal place of business	Suite 2101-3 K. Wah Centre 191 Java Road North Point Hong Kong
Legal advisers	*As to Hong Kong law:* **Angela Wang & Co.** 24th Floor, Entertainment Building 30 Queen's Road Central Hong Kong *As to Bermuda law:* **Conyers, Dill & Pearman** 2901 One Exchange Square 8 Connaught Place Central Hong Kong
Auditors	**Moores Rowland** *Chartered Accountants* *Certified Public Accountants* 34th Floor The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong

Principal share registrars and transfer office in Bermuda	**Butterfield Fund Services (Bermuda) Limited** *(Formerly known as Butterfield Corporate Services Limited)* Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch share registrars and transfer office in Hong Kong	**Secretaries Limited** 5th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Principal bankers	**The Hongkong and Shanghai Banking Corporation Limited** 1 Queen's Road Central Hong Kong
	Bank of China (Hong Kong) Limited Bank of China Tower 1 Garden Road Central, Hong Kong

8. QUALIFICATION OF EXPERT

The following is the qualification of the expert who has given opinion or advice which is contained in this circular:

Name	Qualification
Altus	Registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

9. CONSENTS

Altus has given and has not withdrawn its written consent to the issue of this circular, with the inclusion of its letter and reference to its name, in the form and context in which it appears.

Quam Capital Limited has given and has not withdrawn its consent to the issue of this circular with the inclusion of its name therein.

10. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

11. MATERIAL CONTRACTS

The contracts which have been entered into by members of the Group within two years preceding the Latest Practicable Date, which are not in the ordinary course of business and which are or may be material are as follows:

(a) the Underwriting Agreement; and

(b) the underwriting agreement dated 4 October 2001 entered into between the Company and Quam Securities Company Limited relating to the underwriting of a rights issue.

12. GENERAL

(a) The head office and principal place of business of the Company in Hong Kong is at Suite 2101–3, K. Wah Centre, 191 Java Road, North Point, Hong Kong. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The branch share registrars and transfer office of the Company in Hong Kong is Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(b) The secretary of the Company is Ms. Wang Poey Foon, Angela, LLB (Hons).

(c) The registered office of Interventure is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its correspondence address is Unit C, 26th Floor, CNT Tower, 338 Hennessy Road, Wanchai, Hong Kong. The directors of Interventure are Mr. Siemens, Mr. Saran and Mr. Hicks. The correspondence address of Mr. Siemens, Mr. Saran and Mr. Hicks is Unit C, 26th Floor, CNT Tower, 338 Hennessy Road, Wanchai, Hong Kong.

(d) The registered office of Quam Capital Limited is Room 3308 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong.

(e) The English text of this document shall prevail over the Chinese text for the purpose of interpretation.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on weekdays (except Saturdays and public holidays) at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong from the date of this circular up to and including the date of the SGM (and any adjournment thereof):

(a) the memorandum of association and bye-laws of the Company and the memorandum and articles of association of Interventure;

(b) the annual reports of the Company for the two years ended 31 December 2000 and 31 December 2001;

(c) the interim report of the Company for the six months ended 30 June 2002;

(d) the letter from Altus, the text of which is set out in this circular;

(e) the material contracts referred to under the section headed "Material Contracts" in this appendix;

(f) the written consents referred to under the section headed "Consents" in this appendix; and

(g) the irrevocable undertakings from Mr. Siemens, Mr. Saran and Mr. Hicks.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of e-Kong Group Limited (the "Company") will be held at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong on Thursday, 21 November 2002 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the following resolution numbered 1 as special resolution and resolutions numbered 2 to 6 as ordinary resolutions of the Company:

SPECIAL RESOLUTION

1. "**THAT,** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited approving the listing of, and granting the permission to deal in, shares of HK$0.01 each in the issued share capital of the Company upon the Capital Reorganisation (as defined below) becoming effective, with effect from 9:30 a.m. on the next business day (not being a Saturday) after the date on which this resolution is passed (the "Effective Date"):

   (a) the issued share capital of the Company be reduced by cancelling paid up capital to the extent of HK$0.0195 on each of the ordinary shares of HK$0.02 in the capital of the Company in issue on the Effective Date (the "Capital Reduction") so that each issued share in the capital of the Company shall be treated as one fully-paid up ordinary share of HK$0.0005 each in the capital of the Company (the "Reduced Share") and any liability of the holders of Reduced Shares to make any further contribution to the capital of the Company on each such Reduced Share shall be treated as satisfied;

   (b) subject to and forthwith upon the Capital Reduction taking effect, every twenty (20) Reduced Shares be consolidated into one (1) share of HK$0.01 each ("New Share") in the capital of the Company (the "Share Consolidation") whereupon all or such New Shares resulting from the Share Consolidation shall rank pari passu in all respects and have the rights and privileges and subject to the restrictions contained in the memorandum of association and bye-laws of the Company;

   (c) the entire amount of HK$1,196,238,291 standing to the credit of the share premium account of the Company as at 7 October, 2002 be cancelled (the "Share Premium Cancellation");

   (d) subject to and forthwith upon the Capital Reduction and the Share Premium Cancellation taking effect, the credit amount arising from the Capital Reduction and the Share Premium Cancellation be credited to the contributed surplus account of the Company where they may be utilised in accordance

with the bye-laws of the Company and all applicable laws, including setting off of the accumulated losses of the Company as at 31 December, 2001 (the "Application of Credit");

(e) subject to and forthwith upon the Capital Reduction, the Share Consolidation, the Share Premium Cancellation and the Application of Credit taking effect, all of the authorised but unissued shares of HK$0.02 in the capital of the Company be sub-divided into two (2) shares of HK$0.01 each in the capital of the Company (the "Share Subdivision");

(f) the bye-laws of the Company be amended by substituting the existing bye-law 3(1) with the following new bye-law 3(1):

"The share capital of the Company shall be divided into ordinary shares of HK$0.01 each and preference shares of HK$1.00 each at the date on which the amendment to these bye-laws comes into effect on 22 November 2002."

(g) the bye-laws of the Company be amended by substituting the existing bye-law 9A(4)(1) with the following new bye-law 9A(4)(1):

"Subject as hereinafter provided each holder of Preference Shares shall be entitled at the times and in the manner set out in this paragraph 4 to convert all or any of the Preference Shares into fully-paid ordinary shares (the "Ordinary Shares") in the capital of the Company on the basis of one Ordinary Share for every $1 in nominal value of the Preference Shares so converted or on such other basis as may be determined by the directors and agreed to by the holders of the Preference Shares and so in proportion for any greater or lesser nominal value of the Preference Shares (such rate as adjusted from time to time as provided in paragraph 6 being herein called the "Conversion Rate") provided that if a Conversion Notice (as defined in sub-paragraph (3) below) is given in respect of part only of a holding of Preference Shares so that there would, following conversion, remain a number of Preference Shares in that holding smaller than that required to convert into one Ordinary Share at the Conversion Rate then applicable, then all Preference Shares in that holding shall be converted notwithstanding the figures inserted in the Conversion Notice."

(together with the amendment of bye-law 3(1) as detailed in paragraph (f) above, the "Bye-law Amendments"); and

(h) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement the Capital Reduction, the Share Consolidation, the Share Premium Cancellation, the Application of Credit and the Share Subdivision (collectively, the "Capital Reorganisation") and the Bye-law Amendments.

ORDINARY RESOLUTIONS

2. "**THAT**, subject to the passing of special resolution numbered 1 and the fulfillment of all the conditions in the section headed "Conditions of the Rights Issue" in the Circular despatched to the shareholders of the Company, a copy of which has been produced to the meeting marked "A" and signed for the purpose of identification by the Chairman of the meeting, the issue of not less than 235,447,100 New Shares and not more than 240,530,025 New Shares, on the terms and subject to the conditions of the Rights Issue (as defined in the Circular) be and is hereby approved and the directors of the Company ("Directors") be and are hereby authorised to allot and issue the Rights Shares pursuant to or in connection with the Rights Issue notwithstanding that the same may be offered, allotted or issued otherwise than pro-rata to the existing shareholders of the Company and, in particular, the Directors be and are hereby authorised to make such exclusions or other arrangements in relation to the Overseas Shareholders (as defined in the Circular) as they deem necessary or expedient having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong and generally to do such things or make such arrangements as they may think fit to give effect to the Rights Issue."

3. "**THAT**, subject to the passing of ordinary resolution numbered 2 as set out in the notice convening the special general meeting at which this Resolution is proposed, the waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers waiving any obligation on the part of Interventure (as defined and described in the Circular) and parties acting in concert with it to make a mandatory general offer for all the securities of the Company other than those already owned by Interventure and parties acting in concert with it which would otherwise arise as a result of any issue and allotment pursuant to application(s) made by parties acting in concert with Interventure and/or fulfillment of Interventure's underwriting obligations to subscribe for not more than 195,004,243 Rights Shares under the Underwriting Agreement (as defined in the Circular) be and is hereby approved."

4. "**THAT:**

    (a) subject to the passing of special resolution numbered 1 and the following provisions of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with additional shares in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved in substitution for and to the exclusion of any existing authority previously granted;

(b) the approval in sub-paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as defined below);

(ii) an issue of shares as scrip dividends or similar arrangement providing the allotment of shares pursuant to the bye-laws of the Company from time to time; or

(iii) an issue of shares pursuant to the exercise of rights of warrants or any other securities convertible into shares to subscribe for shares of the Company or under any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company,

shall not exceed 20% of the greater of (i) the aggregate nominal amount of the issued share capital of the Company immediately after the Capital Reorganisation becoming effective or (ii) subject to the passing of ordinary resolution numbered 2 above and completion of the Rights Issue, the aggregate nominal amount of the issued share capital of the Company as enlarged by the Rights Shares (as defined in the Circular, a copy of which has been produced to the meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification), and the said approval shall be limited accordingly;

(d) subject to the passing of sub-paragraphs (a), (b) and (c) of this Resolution, any prior approvals of the kind referred to in sub-paragraphs (a), (b) and (c) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(e) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;

"Rights Issue" means an offer of shares open for a period fixed by the Directors to the holders of shares of the Company or any class thereof on the register of the members on a fixed record date in proportion to their holdings of such shares or any class thereof as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

5. "**THAT**:

(a) subject to the passing of special resolution numbered 1 and paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all powers of the Company to repurchase the New Shares (as defined in resolution numbered 1) on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognised Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of New Shares of the Company to be repurchased by the Company pursuant to sub-paragraph (a) above during the Relevant Period shall not exceed 10% of the greater of (i) the aggregate nominal amount of the share capital of the Company in issue immediately after the Capital Reorganisation becoming effective; or (ii) subject to the passing of ordinary resolution numbered 2 above and completion of the Rights Issue, the share capital of the Company in issue as enlarged by the issue of the Rights Shares and the said approval shall be limited accordingly;

(c) subject to the passing of sub-paragraphs (a) and (b) of this Resolution, any prior approvals of the kind referred to in sub-paragraphs (a) and (b) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

6. "**THAT**, subject to the passing of special resolution numbered 1 and ordinary resolutions numbered 4 and 5, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to ordinary resolution numbered 4 be and is hereby extended by the addition to the aggregate nominal amount of the ordinary share capital of the Company which may be allotted or agreed conditionally and unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 5, provided that such extended amount shall not exceed 10% of the greater of (i) the aggregate nominal amount of the share capital of the Company in issue immediately after the Capital Reorganisation becoming effective or (ii) subject to the passing of ordinary resolution numbered 2 above and the completion of the Rights Issue, the share capital of the Company in issue as enlarged by the issue of the Rights Shares."

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 28 October 2002

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote instead of him/her at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority must be lodged at the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy will not preclude any member from attending and voting in person should you so wish.

3. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the meeting is enclosed herewith.

(ii) 本公司公司細則規定本公司須舉行下屆股東週年大會之期限屆滿；或

(iii) 本公司股東於股東大會上以普通決議案撤回或修訂本決議案所述授權之日。」

6. 「**動議**待第1項特別決議案及第4項及第5項普通決議案獲通過後，批准擴大根據第4項普通決議案授予董事屆時行使本公司一切權力以配發、發行及以其他方式處置股份之一般授權至包括董事根據該一般授權可予配發或同意(包括有條件或無條件)配發普通股之總面值，即本公司根據第5項普通決議案授予之權力以購回本公司股本總面值之數額，惟該擴大數額不得超逾下列兩項中之較高者：(i)緊隨股本重組生效後本公司之已發行股本總面值；或(ii)待上文第2項普通決議案獲通過及供股完成後本公司經發行供股股份擴大之已發行股本之10%。」

承董事會命
e-Kong Group Limited
公司秘書
王培芬

香港，二零零二年十月二十八日

附註：

1. 凡有資格出席以上通告舉行之大會(或其任何續會)並於會上投票之股東，均有權委派代表出席，並於大會上代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人士之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或其他授權文件之副本，最遲須於大會或其任何續會指定召開時間四十八小時前交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。股東於交回代表委任表格後，亦可親身出席大會並於會上投票。

3. 如屬聯名登記持有人，彼等中任何一人均可於大會上就有關股份親身或委派代表投票，猶如彼獨自持有該等股份一樣，但如超過一名該等聯名持有人親身或委派代表出席大會，則只有就該等股份而名列本公司股東名冊首位之人士，才有資格就該等股份投票。

4. 隨函附奉適用於大會之代表委任表格。

(iii) 本公司股東於股東大會上以普通決議案撤回或修訂本決議案所述授權之日；

「配售新股」指於董事指定期間，向於某指定記錄日期名列股東名冊之本公司或任何類別股份持有人，按照彼等當日所持股份或任何類別股份比例發售股份之建議(惟董事可就零碎股份或因應本公司適用之任何地區之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而作出必要或權宜之豁免或其他安排)。」

5. 「**動議**：

(a) 待第1項特別決議案及本決議案之(b)分段獲通過後，一般及無條件批准董事於有關期間(定義見下文)內行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司股份可能上市且獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所(「認可證券交易所」)，按照所有適用法例及／或符合聯交所及任何認可證券交易所不時修訂之證券上市規則之規定，在聯交所或認可證券交易所購回新股份(定義見第1項決議案)；

(b) 本公司根據上文(a)分段於有關期間可予購回之新股份之總面值，不得超逾下列兩項中之較高者：(i)緊隨股本重組生效後本公司之已發行股本總面值；或(ii)於上文第2項普通決議案獲通過及供股完成後本公司經發行供股股份擴大之已發行股本之10%，而所述批准亦須受此限制；

(c) 待本決議案(a)及(b)分段獲得通過後，本決議案(a)及(b)分段所述任何先前向董事授予並仍然有效之批准均予撤銷；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列三者中之較早時間止之期間：

(i) 本公司下屆股東週年大會結束；

(b) 按本決議案(a)分段如獲批准，將授權董事於有關期間作出或授予可能需於有關期間結束後行使該等權力之認購建議、協議或購股權；

(c) 本公司董事依據本決議案之批准而配發或同意有條件或無條件配發(不論是依據購股權或以其他方式)及發行之股本總面額，但依據以下方式者則除外：

(i) 供股(定義見下文)；

(ii) 依據本公司不時之公司細則以股代息發行股份或類似安排配發股份；或

(iii) 依據行使認股權證或任何其他可兑換為股份之證券之權利以認購本公司股份或根據向本公司及／或其任何附屬公司之董事或僱員或合資格參與者授出或發行股份而當其時採納之任何購股權計劃或類似安排而發行之股份，

不得超逾下列兩項中之較高者：(i)緊隨股本重組生效後本公司之已發行股本總面值；或(ii)待上文第2項普通決議案獲通過及供股完成後本公司經供股股份(定義見通函，註有「A」字樣之通函副本已提呈本大會並由本大會主席簽署以資識別)擴大後之已發行股本總面值之20%，而上述批准亦須受此限制；

(d) 待本決議案(a)、(b)及(c)分段獲得通過後，本決議案(a)、(b)及(c)分段所述任何先前向董事授予並仍然有效之批准均予撤銷；及

(e) 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列三者中之較早時間止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司公司細則規定本公司須舉行下屆股東週年大會之期限屆滿；或

普通決議案

2. 「**動議**待第1項特別決議案獲通過及本公司寄發予股東之通函(註有「A」字樣之通函副本已提呈本大會並由本大會主席簽署以資識別)內「供股之條件」一段所載之全部條件獲達成後，批准按照及根據供股(定義見通函)之條款及條件發行不少於235,447,100股新股份及不超過240,530,025股新股份，並授權本公司董事(「董事」)根據或就供股(不論是否按比例向本公司現有股東提呈、配發或發行)配發及發行供股股份，並謹此特別授權董事在考慮香港以外任何地區之任何法例規定或任何認可之監管機構或證券交易所規定之規限或責任後在必須或權宜時對海外股東(定義見通函)在此方面之權利或作出取消或其他安排，並執行或作出彼等認為就促使供股生效乃屬適當之該等事宜或安排。」

3. 「**動議**待召開股東特別大會通告所載及對該會上提呈之第2項普通決議案獲通過後，批准根據香港公司收購及合併守則第26條豁免註釋註釋1授出之豁免，以豁免Interventure(定義及詳情見通函)及與其一致行動人士，因與Interventure一致行動人士作出申請而獲發行及配發及／或因Interventure履行包銷協議(定義見通函)項下責任而認購不多於195,004,243股供股股份，導致Interventure及與其一致行動人士須就彼等未擁有之所有本公司證券提出強制性全面收購建議。」

4. 「**動議**：

   (a) 待第1項特別決議案獲通過及在本決議案下列條文限制下，按照所有適用法例並在其規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司之一切權力，以配發、發行或以其他方式處置本公司股本中之額外股份或可轉換股份之證券，或購股權、認股權證或可認購任何股份之類似權利，並作出或授予可能需要行使該等權力之認購建議、協議及購股權，以取代及排除先前授予之任何現有授權；

及所有適用法例加以運用，包括抵銷本公司於二零零一年十二月三十一日之累計虧損(「動用進賬」)；

(e) 待削減股本、股份合併及註銷股份溢價及動用進賬生效後隨即將本公司股本中每股面值0.02港元之全部法定惟尚未發行之股份拆細為本公司股本中每股面值0.01港元之股份兩(2)股(「股份拆細」)；

(f) 將本公司之公司細則予以修訂，以下列新公司細則第3(1)條取代現有之公司細則第3(1)條：

「於二零零二年十一月二十二日或前後本公司細則修訂生效之日，本公司之股本將分為每股面值0.01港元之普通股股份及每股面值1.00港元之優先股股份。」

(g) 將本公司之公司細則予以修訂，以下列新公司細則第9A(4)(1)條代替現有公司細則第9A(4)(1)條：

「倘如下文所規定每位優先股股份持有人有權按本條第4段載列之時間及方式及按每股面額1元優先股股份可換一股普通股股份之基準(或按董事釐定並獲優先股股份持有人同意之其他基準)轉換全部或任何部份優先股股份為本公司股本中繳足股款之普通股股份(「普通股」)，並按比例轉換任何多於或少於優先股面額(該比率(以下稱為「轉換率」)須按第6段之規定不時作出調整)，而倘轉換通知(定義見下文第(3)分段)乃僅就部份持有之優先股股份而發出，以致轉換後所持優先股股份數目少於需按當時適用轉換比率轉換為一股普通股股份之數目，則儘管轉換通知列明數字，所持有之全部優先股股份仍須予以轉換。」

(連同上文(f)段所述修訂公司細則第3(1)條統稱「修訂公司細則」)；及

(h) 謹此授予本公司董事一般授權，以作出一切彼等絕對酌情認為於促成及實行削減股本、股份合併、註銷股份溢價、動用進賬及股份拆細(統稱「股本重組」)及修訂公司細則乃屬適宜之行為、行動及事宜。

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

茲通告e-Kong Group Limited(「本公司」)謹定於二零零二年十一月二十一日星期四上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行股東特別大會，以考慮及酌情通過本公司下列第1項決議案為特別決議案及第2項至第6項決議案為普通決議案：

特別決議案

1. 「**動議**待香港聯合交易所有限公司上市委員會於股本重組(定義見下文)生效時(即於本決議案獲通過日期後之下一個營業日(並非星期六)上午九時三十分起)(「生效日期」)批准本公司已發行股本中每股面值0.01港元之股份上市及買賣之後：

   (a) 藉註銷本公司於生效日期已發行股本中每股面值0.02港元普通股中之繳足股本0.0195港元以削減本公司之已發行股本(「削減股本」)，使本公司股本中之每股已發行股份被視作本公司股本中之每股面值0.0005港元繳足股款普通股(「減值股份」)一股，而減值股份之持有人須就每股減值股份向本公司股本出資之責任被視作經已達致；

   (b) 待削減股本生效後隨即將減值股份每二十(20)股合併為本公司股本中每股面值0.01港元之股份(「新股份」)一(1)股(「股份合併」)；據此，所有或因股份合併而產生之新股份將在各方面享有同等權益，並享有本公司組織章程大綱及公司細則所載列之權利與優惠及受其限制；

   (c) 將二零零二年十月七日本公司股份溢價賬之進賬1,196,238,291港元全數註銷(「註銷股份溢價」)；

   (d) 待削減股本及註銷股份溢價生效後隨即將削減股本及註銷股份溢價產生之進賬記入本公司之繳入盈餘，從而可依據本公司之公司細則

13. 備查文件

下列文件之副本由本通函刊發日期直至及包括股東特別大會（及任何續會）日期內之平日（星期六及公眾假期除外）之一般辦公時間內於香港金鐘道89號力寶中心第二座3805室可供查閱：

(a) 本公司之公司組織章程大綱及公司細則及Interventure之公司組織章程大綱及細則；

(b) 本公司截至二零零零年十二月三十一日及二零零一年十二月三十一日止兩個年度之年報；

(c) 本公司截至二零零二年六月三十日止六個月之中期報告；

(d) 由浩德發出之函件，其全文載於本通函；

(e) 本附錄「重要合約」一節所提述之重要合約；

(f) 本附錄「同意書」一節所提述之同意書；及

(g) Siemens先生、Saran先生及Hicks先生作出之不可撤回承諾。

10. 訴訟

本集團任何成員公司概無涉及任何重大訴訟或仲裁，且就董事所知，本公司或其任何附屬公司概無面對任何尚未解決或面臨威脅之重大訴訟或索償。

11. 重要合約

本集團之成員公司於最後實際可行日期前兩年內訂立之非一般業務以及可能屬重大性質之合約如下：

(a) 包銷協議；及

(b) 一份由本公司與嘉洛證券有限公司於二零零一年十月四日訂立之包銷協議，乃有關一項供股事項之包銷。

12. 一般事項

(a) 本公司於香港之總部及主要營業地點為香港北角渣華道191號嘉華國際中心2101－3室。本公司之註冊辦事處為Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda。本公司之股份過戶登記處香港分處為秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

(b) 本公司之公司秘書為王培芬女士LLB (Hons)。

(c) Interventure之註冊辦事處為英屬處女群島P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola，其通訊地址為香港灣仔軒尼詩道338號北海中心26樓C室。Interventure之董事為Siemens先生、Saran先生及Hicks先生。Siemens先生、Saran先生及Hicks先生之通訊地址為香港灣仔軒尼詩道338號北海中心26樓C室。

(d) 華富嘉洛證券融資有限公司註冊辦事處之地址為香港中環畢打街11號置地廣場告羅士打大廈3308室。

(e) 本通函之中英文版本如有歧義，概以英文為主。

百慕達主要股份過戶登記處	**Butterfield Fund Services (Bermuda) Limited** *(前稱Butterfield Corporate Services Limited)* Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
股份過戶登記處香港分處	**秘書商業服務有限公司** 香港 干諾道中111號 永安中心5樓
主要往來銀行	**香港上海滙豐銀行有限公司** 香港 皇后大道中1號
	中國銀行(香港)有限公司 香港 中環 花園道1號 中銀大廈

8. 專業人士資格

以下為給予載於本通函之意見或建議之專業人士資格:

名稱	資格
浩德	根據香港法例第333章證券條例註冊之投資顧問

9. 同意

浩德已就刊發本通函發出同意書,表示同意以本通函中所出現之形式及涵義轉載其函件及引述其名稱,且迄今並未撤回其同意書。

華富嘉洛證券融資有限公司已就刊發本通函發出同意書,表示同意於本通函轉載其名稱,且迄今並未撤回其同意書。

現有股份於二零零二年四月八日(即緊接現有股份暫停買賣以待發表該公佈日期前六個月)至最後實際可行日期期間在聯交所錄得之最高及最低收市價分別為二零零二年五月七日之0.044港元及二零零二年九月十九日至最後實際可行日期之交易日之0.01港元。

7. 本公司之法律顧問、核數師、股份過戶登記處及主要往來銀行

註冊辦事處	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
總部及主要營業地點	香港 北角 渣華道191號 嘉華國際中心 2101-3室
法律顧問	*香港法律方面:* **王培芬律師事務所** 香港 中環 皇后大道中30號 娛樂行大廈24樓 *百慕達法律方面:* Conyers, Dill & Pearman 香港 中環干諾廣場8號 交易廣場第一期2901室
核數師	**摩斯倫會計師事務所** *特許會計師* *執業會計師* 香港 銅鑼灣 希慎道33號 利園廣場34樓

之電機工程學士學位及於一九八七年在瑞士日內瓦之國際管理學院取得工商管理碩士學位。Hicks先生之營業地址為香港鰂魚涌英皇道979號太古坊和域大廈東翼16樓。

獨立非執行董事

韋雅成先生，48歲，於二零零一年八月獲委任為本公司之獨立非執行董事。韋雅成先生為Weir & Associates, Solicitors & Notaries之顧問。韋雅成先生於加拿大出生及接受教育。韋雅成先生專責處理有關公司商業稅務及證券等事宜之律師工作。彼自一九八五年起在香港執業，並於香港之Phillips & Vineberg律師事務所效力多年。該律師事務所為北美洲歷史最悠久及最受人景仰的律師事務所之一。韋雅成先生於一九七八年在加拿大獲得律師、大律師及公證人之資格，並於一九九二年在英國及香港獲認許為律師。韋先生之營業地址為香港中環置地廣場東翼5樓。

Matthew Brian Rosenberg先生，31歲，於二零零一年八月獲委任為本公司之獨立非執行董事。Rosenberg先生現為Forgent Networks, Inc.（前稱Global Scheduling Solutions（「GSS」））之國際銷售及營運副總裁。在加入GSS之前，Rosenberg先生曾從事多方面的工作，積逾九年豐富經驗，曾涉獵的工作層面包括互聯網及電訊技術、收入來源渠道管理及策略性業務計劃。彼擁有亞洲、澳洲及歐洲之國際管理經驗，能操多國語言，以及在亞洲及歐洲成功發展業務模式及開發收入來源。彼持有麻省University of Amherst之日文及西班牙文文學士學位。Rosenberg先生之營業地址為Flat 36, Sailmakers Ct., William Morris Way, Fulham, London SW6 2UX, United Kingdom。

6. 市場價格

下表列示現有股份於(i)緊接該公佈日期前六個曆月內現有股份於每個月之最後交易日；(ii)二零零二年十月四日（即緊接現有股份暫停買賣以待發表該公佈日期前之最後交易日）；及(iii)最後實際可行日期在聯交所之收市價：

日期	**現有股份收市價** *港元*
二零零二年四月三十日	0.038
二零零二年五月三十一日	0.038
二零零二年六月二十八日	0.030
二零零二年七月三十一日	0.015
二零零二年八月三十日	0.013
二零零二年九月三十日	0.010
二零零二年十月四日	0.010
最後實際可行日期	0.010

Saran先生，51歲，於二零零一年十二月獲委任為本公司副主席兼執行董事，彼積極參與本公司之高層管理及策略性發展，Saran先生亦為SUNDAY Communications Limited及Distacom Communications Limited之執行董事。Saran先生之前於香港和記電訊任職，負責發展及執行和記電訊於英國、泰國、馬來西亞、印度、台灣及中國之新業務。Saran先生於電訊業擁有近二十年經驗。彼於一九七三年獲坎普爾Indian Institute of Technology頒發科技學士學位，並於一九七七年獲Syracuse University頒發工商管理碩士學位。

Derrick Francis Bulawa先生，38歲，於一九九九年九月加盟本集團出任行政總裁，並於一九九九年十月獲委任為執行董事。作為本公司之行政總裁，Bulawa先生專責發展及執行集團獨有的行業匯聚式服務。Bulawa先生亦為集團之策劃總監，專責處理集團與投資者之關係及集團之全球服務業務。Bulawa先生為衛星電視的主要創辦成員，曾任以美國為基地之UNIFI Communications之首席營運總監，在亞洲衛星、數據及電訊方面擁有豐富經驗。Bulawa先生在美國及亞洲積逾十六年企業及電訊業務經驗。Bulawa先生持有美國DeVry科技學院電子工程技術理學士學位。

林祥貴先生，43歲，於一九九九年十月獲委任為本公司執行董事兼企業發展副總裁。林先生負責執行集團之公司策略，並處理有關主要股東及投資者之事宜。林先生作為執行董事亦積極參與本公司董事會之工作，亦為本集團獨有業務計劃的創建核心成員之一。林先生在紐西蘭、俄羅斯、馬來西亞及新加坡等多國的電訊及資訊科技業積逾十三年經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

各執行董事之營業地址為香港北角渣華道191號嘉華國際中心2101-3室。

非執行董事

Hicks先生，41歲，於二零零一年十二月獲委任為本公司之非執行董事。Hicks先生為SUNDAY Communications Limited之集團董事總經理。自一九九四年，Hicks先生為Distacom Communications Limited之合夥人，現任執行董事及Distacom集團之首席技術總裁。在加入Distacom前，Hicks先生曾效力和記電訊，負責香港之技術運作及積極參與發展亞洲及歐洲之新業務。Hicks先生為加拿大人士，在美國Motorola Inc.開展其事業。彼於一九八三年取得密芝根科技大學

(b) 包銷商

包銷商、包銷商之董事及與其一致行動人士概無於有關期間買賣本公司之任何證券。

於最後實際可行日期，包銷商或與其一致行動人士與任何其他人士概無作出收購守則第22條附註8第三段所提述類別之安排。

(c) 其他

於該公佈日期至最後實際可行日期期間，概無任何人士與本公司或任何根據收購守則有關聯繫人士之定義第(1)至(4)條條文為本公司之聯繫人士作出收購守則第22條附註8所提述類別之安排。

於該公佈日期至最後實際可行日期期間，本公司之任何附屬公司、本公司或其附屬公司之退休基金或與本公司有關連之任何基金經理所全權管理之任何基金概無買賣本公司任何證券。

於該公佈日期至最後實際可行日期期間，華富嘉洛證券融資有限公司、浩德及摩斯倫會計師事務所概無買賣本公司任何證券。

5. 董事

執行董事

Siemens先生，57歲，主席，於二零零零年一月加入本集團。Siemens先生為SUNDAY Communications Limited創辦成員、聯席主席兼執行董事，亦為Distacom Communications Limited主席兼創辦成員。Siemens先生從事電訊業務達三十年。於加拿大出生及長大，Siemens先生受特許會計師訓練，及於一九七九年來港。於一九八四年，Siemens先生與和記黃埔及摩托羅拉一起參與成立和記電話有限公司。Siemens先生作為和記電訊有限公司之集團董事總經理之同時，亦參與成立包括亞洲衛星、衛星電視及新城電台等其他著名公司，且亦參與和記以「Orange」品牌經營之歐洲推展流動電訊業務及該公司在歐洲推行電訊服務之策略。

於最後實際可行日期，包銷商或與其一致行動人士及任何董事、剛離任董事、股東或前任股東概無訂立任何與供股有關或取決於供股之協議、安排或諒解備忘錄（包括任何賠償安排）。

(e)　其他

於最後實際可行日期，華富嘉洛證券融資有限公司、浩德及摩斯倫會計師事務所概無擁有本公司任何證券之任何權益或本集團任何成員之任何股權，或認購或提名其他人士認購本集團任何成員之證券之權利。

於最後實際可行日期，概無股東就投票贊成或反對供股及清洗豁免作出不可撤回承諾。

3.　主要股東

於最後實際可行日期，根據披露權益條例第16(1)條須存置之主要股東名冊顯示，以下股東擁有本公司已發行普通股本10%或以上權益：

股東姓名	持有現有股份數目	佔全部已發行普通股本之百分比
Siemens先生	513,529,500 *(附註)*	10.91%

附註： 24,000,000股現有股份由Siemens Enterprises Limited實益擁有，而489,529,500股現有股份則由Goldstone Trading Limited實益擁有，兩家公司均由Siemens先生所控制。

就本公司任何董事或行政總裁所知，於最後實際可行日期，概無其他人士（本公司董事或行政總裁除外）直接或間接實益擁有可在本集團任何成員公司之股東大會上在所有情況下投票之任何類別股本或有關該股本之任何購股權之面值10%或以上之權益。

4.　買賣證券

(a)　董事

董事或與其一致行動人士概無於有關期間買賣本公司之任何證券。

本公司、董事及彼等各自之聯繫人士概無於有關期間買賣包銷商之任何證券。

概無董事將會獲取任何利益(法定賠償除外)作為本集團任何成員公司之離職補償或與供股及／或清洗豁免有關之其他補償。

於最後實際可行日期，概無任何董事與任何其他人士之間訂立以供股之結果為條件、或取決於供股之結果或與供股之其他方面有關之協議或安排。

於最後實際可行日期，Interventure或任何與其一致行動人士以及任何董事、剛離任董事、股東或前任股東之間概無訂立與供股有關或須視乎供股之結果之協議、安排或諒解備忘錄(包括任何賠償安排)。

(b) **本公司及其附屬公司**

於最後實際可行日期，本公司之任何附屬公司、本公司或其附屬公司之退休基金或與本公司有關連之任何基金經理所全權管理之任何基金概無擁有本公司證券之任何權益。

於最後實際可行日期，本公司或其任何附屬公司概無於包銷商證券中擁有任何權益。

(c) **包銷商之董事**

由包銷商之董事Siemens先生、Saran先生及Hicks先生(包括彼等之配偶、未成年子女、由彼等控制之相關信託及公司)擁有之本公司證券詳情於上文(a)節披露。

(d) **包銷商**

於最後實際可行日期，除Siemens先生、Saran先生及Hicks先生外，包銷商及與其一致行動人士概無於本公司證券中擁有任何權益。

於最後實際可行日期，包銷商及其他人士概無訂立有關轉讓根據包銷協議將予收購之供股股份予該人士之任何協議、安排或諒解備忘錄。

於最後實際可行日期，概無任何人士(包括包銷商及與其一致行動人士)與本公司或與其一致行動人士或任何根據收購守則有關聯繫人士之定義第(1)至(4)條條文為本公司聯繫人士之人士作出收購守則第22條附註8所提述類別之安排。

附註：

1. 24,000,000股現有股份由Siemens Enterprises Limited實益擁有，而489,529,500股現有股份則由Goldstone Trading Limited實益擁有，兩家公司均由Siemens先生所控制。

2. 186,837,500股現有股份由Hicks先生控制之公司Great Wall Holdings Limited實益擁有。

3. 183,537,500股現有股份由Saran先生控制之公司Future (Holdings) Limited實益擁有。

4. 購股權乃根據本公司於一九九九年十月二十五日採納之僱員購股權計劃授出。

除以上披露者外，於最後實際可行日期，本公司各董事概無在本公司或任何聯營公司（定義見披露權益條例）之任何股本或債券中擁有根據披露權益條例第二十八條須知會本公司及聯交所之任何權益（包括彼等根據披露權益條例第三十一條或其附表第一部份被視作或當作擁有之權益），或根據披露權益條例第二十九條須登記於該條例所述之登記冊之權益，或根據上市公司董事進行證券交易標準守則之規定須知會本公司及聯交所之權益。

於最後實際可行日期，除Siemens先生、Saran先生及Hicks先生各自實益擁有Interventure三分之一股權外，各董事概無擁有包銷商任何證券之權益。

除於本通函披露者外，於有關期間任何時間內，本公司或其任何附屬公司概無訂立任何安排，致使董事及彼等之聯繫人士可透過收購本公司或任何其他法人團體之證券而獲利。

各董事概無於自二零零一年十二月三十一日（即編製本公司最新公佈之經審核賬目之日期）以來由本集團任何成員公司收購或出售或租賃或擬收購、出售或租賃予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

概無董事於任何由包銷商訂立或對本集團業務而言屬重大並於最後實際可行日期仍然生效之合約或安排中擁有重大權益。

概無董事與本公司或其任何附屬公司或聯營公司訂立或擬與本公司或其任何附屬公司或聯營公司訂立不可於一年內終止而毋須作出賠償（法定賠償除外）或於該公佈日期前六個月內訂立或修訂服務合約。

1. 責任聲明

本通函遵照收購守則及上市規則之規定提供有關本集團之資料。各董事願就本通函所載資料(有關包銷商者除外)之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等所知及所信,本通函內所表達之意見乃經審慎周詳之考慮後始行作出,且本通函並無遺漏其他事實,致使本通函所載內容有所誤導。

包銷商各董事願就本通函所載有關包銷商之資料之準確性共同及個別承擔全部責任,及在作出一切合理查詢後確認,就彼等所知,本通函所表達之意見乃經審慎周詳之考慮而作出,本通函並無遺漏其他有關包銷商之事實,致使本通函所載內容有所誤導。

2. 權益披露

(a) 董事

於最後實際可行日期,本公司各董事(包括彼等各自之配偶、未成年子女、由彼等控制之相關信託及公司)在本公司或其任何聯營公司(定義見披露權益條例)證券中擁有根據披露權益條例第二十八條須作出知會之權益(包括董事根據披露權益條例第三十一條或其附表第一部分被視作或當作擁有之權益),或根據上市規則所載上市公司董事進行證券交易標準守則之規定須作出知會之權益如下:

董事姓名	個人權益	家族權益	公司權益	其他權益	權益總額
Siemens先生	28,700,000份購股權 *(附註4)*	–	513,529,500股現有股份 *(附註1)*	–	513,529,500股現有股份及28,700,000份購股權
Hicks先生	23,199,142股現有股份	–	186,837,500股現有股份 *(附註2)*	–	210,036,642股現有股份
Saran先生	3,412,000股現有股份	–	183,537,500股現有股份 *(附註3)*	–	186,949,500股現有股份
韋雅成先生	100,000股現有股份	–	–	–	100,000股現有股份
Derrick Francis Bulawa先生	38,518,509份購股權 *(附註4)*	–	–	–	38,518,509份購股權
林祥貴先生	10,300,000份購股權 *(附註4)*	–	–	–	10,300,000份購股權

收購守則

倘由於本公司購回股份導致股份持有人於本公司之投票權所佔比例權益增加，則就收購守則第32條而言，該項增加將被視為一項收購。因此，股份持有人或一組一致行動人士之股份持有人可取得或鞏固本公司之控制權，並因而須根據收購守則第26條及第32條提出強制性全面收購建議。

於最後實際可行日期，唯一主要股東Siemens先生與由彼控制之公司實益擁有513,529,500股現有股份，佔本公司現有已發行股本約10.91%。Siemens先生及與其一致行動人士(包括Saran先生及Hicks先生)合共持有910,515,642股現有股份，佔本公司已發行股本約19.34%。於最後實際可行日期，倘購回授權獲全面行使，則Siemens先生及與其一致行動人士之股權將增加至約21.48%。董事並不知悉任何收購守則產生之結果，即股東或一組與其一致行動之股東因根據購回授權購回股份而須根據收購守則提出強制性全面收購建議。於供股完成後，倘就董事所知，行使購回授權將導致上述結果，則董事將不會行使購回授權至該程度。

倘購回股份將導致公眾持有之股份數目減少至少於當時已發行股份之25%，則購回股份僅可在獲得聯交所同意豁免有關上述公眾持股量之上市規則規定後方可進行，而該項條文之豁免相信僅在特殊情況下方會授出。

本公司進行之股份購回

於最後實際可行日期前六個月，本公司並無購回任何股份。

股價

現有股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下:

	最高價	最低價
	港元	*港元*
二零零一年		
十月	0.067	0.042
十一月	0.074	0.041
十二月	0.069	0.042
二零零二年		
一月	0.057	0.043
二月	0.049	0.042
三月	0.051	0.043
四月	0.044	0.031
五月	0.045	0.037
六月	0.039	0.028
七月	0.032	0.010
八月	0.016	0.010
九月	0.013	0.010

承諾

董事已向聯交所承諾,倘上市規則及百慕達適用法例適用,則彼等會根據上述規定行使購回授權。

權益披露

就董事所知及作出一切合理查詢後確認,概無董事或彼等之任何聯繫人士目前有意在購回授權獲股東批准及予以行使後,根據購回授權向本公司或其附屬公司出售任何股份。

概無關連人士(定義見上市規則)知會本公司彼等目前有意在購回授權獲股東批准及予以行使後向本公司或其附屬公司出售股份,或承諾不會作出此舉。

本附錄為一份上市規則規定之說明函件，旨在向股東提供有關購回授權（載於本通函「董事會函件」內「一般授權」一節）之資料。就本附錄而言，除另有指明外，「股份」一詞之釋義與股份購回守則所界定者具相同涵義，即指所有類別股份及附有認購或購買股份權利之證券。

股本

於最後實際可行日期，已發行現有股份為4,708,942,008股。倘載於股東特別大會通告內載列之有關決議案獲通過，則本公司將於股本重組生效及供股成為無條件時發行供股股份。在有關決議案獲通過後，並假設於股東特別大會前再無發行其他股份，則已發行之新股份將為470,894,200股，而全面行使購回授權將導致本公司購回最多達47,089,420股新股份。

購回理由

董事認為，購回授權乃符合本公司及其股東之利益。購回股份可按當時之市場狀況及資金安排而擴大本公司之每股資產淨值及／或每股盈利，並僅在董事相信該項購回符合本公司及其股東整體利益時方會進行。

購回資金

購回股份之資金將由根據本公司組織章程大綱及公司細則及百慕達適用法例合法供此用途之資金撥付。

董事無意在導致董事認為對本公司營運資金規定有重大不利影響或就借貸水平而言不適合本公司之情況下行使購回授權。倘購回授權於任何時間獲全面行使，則可能會對本公司之營運資金需要及借貸水平構成不利影響（與截至二零零一年十二月三十一日止年度最新公佈之經審核綜合賬目所披露之狀況比較）。

6. 債項

於二零零二年八月三十一日(即本通函付印前為確定本債項聲明之最後實際可行日期)營業時間結束時,本集團根據融資租賃應付款項約為9,000,000港元。此外,本集團已將數項約值8,000,000港元之定期存款質押予銀行,作為給予電訊營辦商之銀行擔保之抵押。

除前述者及集團內公司間之負債外,於二零零二年八月三十一日營業時間結束時,本集團並無任何尚未償還之按揭、押記、債券或其他借貸資本、銀行貸款或透支或其他類似債項、承兑信貸項下之負債、分期付款合約或融資租約項下之責任、擔保或其他重大或然負債。

就上述債項聲明而言,外幣金額已根據二零零二年八月三十一日營業時間結束時之適用匯率換算為港元。

7. 重大變動

截至最後實際可行日期,董事並不知悉有任何情況或事件足以對本集團自二零零一年十二月三十一日(即編製本集團最近刊發之經審核財務報表之日)以來之財政或經營狀況或前景產生重大變動。

8. 營運資金

董事認為,在並無不可預見之情況下及計及供股所得款項淨額、本集團之內部資源及可用之貸款融資後,本集團擁有充足之營運資金以應付其現時之需要。

5. 本集團之備考未經審核經調整綜合有形資產淨值

以下為本集團以本集團於二零零一年十二月三十一日之經審核綜合資產淨值為基準並經就供股之影響（假設235,447,100股供股股份已予發行）作出調整之備考未經審核綜合有形資產淨值。

	千港元
本集團於二零零一年十二月三十一日之經審核綜合資產淨值	357,310
截至二零零二年六月三十日止六個月之未經審核股東應佔虧損	(115,328)
儲備之變動	(482)
緊接供股前本集團之綜合有形資產淨值	241,500
預計供股所得款項淨額	25,750
緊隨供股後本集團之備考未經審核經調整綜合有形資產淨值	267,250
緊接供股前每股新股份之備考未經審核經調整綜合有形資產淨值（*附註1*）	1.03港元
緊隨供股後每股新股份之備考未經審核經調整綜合有形資產淨值（*附註2*）	0.57港元

附註：

(1) 根據最後實際可行日期已發行之現有股份總數4,708,942,008股（相等於235,447,100股新股份）計算。

(2) 根據緊隨股本重組後已發行之235,447,100股新股份及根據供股而將予發行之235,447,100股供股股份所組成之470,894,200股新股份計算（假設於記錄日期前並無正式行使任何購股權）。

9. **貿易及其他應付款項**

	二零零二年 六月 三十日 (未經審核) *千港元*	二零零一年 十二月 三十一日 (經審核) *千港元*
應付貿易款項	42,656	42,041
其他應付款項		
應計費用及其他應付款項	35,704	56,515
	78,360	98,556

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	二零零二年 六月 三十日 (未經審核) *千港元*	二零零一年 十二月 三十一日 (經審核) *千港元*
即期	16,210	12,617
1至3個月	9,993	16,580
超過3個月但少於12個月	16,453	12,844
	42,656	42,041

10. **比較數字**

若干比較數字已重新分類，以符合本期間之呈報方式。

由於潛在普通股將減低每股虧損，並被視為具反攤薄影響，因此並無呈列二零零一年及二零零二年之每股全面攤薄虧損。

每股虧損之比較數字已就本公司於二零零一年十二月供股而發行3,139,294,672股股份之影響作出調整。

6. EBITDA

EBITDA指未扣除利息開支、税項、折舊、攤銷、無形資產及商譽撇銷、證券投資減值撥備、持有其他投資之未變現虧損及本集團應佔聯營公司業績前之盈利。

7. **購置及出售物業、機器及設備**

期內，本集團購置約值20,700,000港元（二零零一年十二月三十一日：159,200,000港元）之物業、機器及設備，並出售約值6,500,000港元（二零零一年十二月三十一日：5,000,000港元）之物業、機器及設備。

8. **貿易及其他應收款項**

	二零零二年六月三十日（未經審核）*千港元*	二零零一年十二月三十一日（經審核）*千港元*
應收貿易款項	33,909	37,943
其他應收款項		
按金、預付款項及其他應收款項	10,588	16,287
	44,497	54,230

本集團信貸額之信貸期主要為30日至90日不等。貿易及其他應收款項包括應收貿易款項（扣除呆壞賬撥備），有關賬齡分析如下：

	二零零二年六月三十日（未經審核）*千港元*	二零零一年十二月三十一日（經審核）*千港元*
即期	29,255	29,048
1至3個月	3,753	5,922
超過3個月但少於12個月	901	2,973
	33,909	37,943

(b) *按地區劃分：*

	截至二零零二年六月三十日止六個月			截至二零零一年六月三十日止六個月		
	亞太區	北美洲	綜合	亞太區	北美洲	綜合
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額						
對外銷售	64,249	76,343	140,592	71,420	55,503	126,923
業績						
經營虧損	(14,264)	(56,921)	(71,185)	(58,709)	(47,362)	(106,071)
無形資產及商譽撇銷	–	–	–	(77,263)	(35,693)	(112,956)
	(14,264)	(56,921)	(71,185)	(135,972)	(83,055)	(219,027)
融資成本			(770)			(105)
其他經營收入及開支			(7,816)			(21,224)
持有其他投資之未變現虧損			(8,675)			(177,283)
證券投資減值撥備			(26,882)			(118,945)
應佔聯營公司業績			–			(501)
股東應佔虧損淨額			(115,328)			(537,085)

3.　**其他收入**

	六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	*千港元*
利息收入	248	3,747
其他	1,013	–
	1,261	3,747

4.　**稅項**

由於本集團在期內並無應課稅溢利(二零零一年六月三十日：無)，因此並無對香港利得稅及海外稅項作出撥備。

5.　**每股虧損**

截至二零零二年六月三十日止六個月之每股基本虧損乃按股東應佔綜合虧損115,328,000港元(二零零一年六月三十日：537,085,000港元)及期內已發行普通股之加權平均數4,699,262,008股(二零零一年六月三十日：1,797,078,196股)計算。

附註：

1. **編製基準及會計政策**

簡明綜合中期財務報表乃根據香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25號「中期財務報告」及香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16所載的適用披露之規定而編製。

2. **營業額及分類資料**

本集團於本期間按其主要業務及營運地區劃分之營業額及業績分析如下：

(a) *按業務劃分：*

	截至二零零二年六月三十日止六個月			截至二零零一年六月三十日止六個月		
	電訊服務（未經審核）	其他（未經審核）	綜合（未經審核）	電訊服務（未經審核）	其他（未經審核）	綜合（未經審核）
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額						
對外銷售	131,187	9,405	140,592	105,078	21,845	126,923
業績						
經營虧損	(62,708)	(8,477)	(71,185)	(84,394)	(21,677)	(106,071)
無形資產及商譽攤銷	–	–	–	(105,718)	(7,238)	(112,956)
	(62,708)	(8,477)	(71,185)	(190,112)	(28,915)	(219,027)
融資成本			(770)			(105)
其他經營收入及開支			(7,816)			(21,224)
持有其他投資之未變現虧損			(8,675)			(177,283)
證券投資減值撥備			(26,882)			(118,945)
應佔聯營公司業績			–			(501)
股東應佔虧損淨額			(115,328)			(537,085)

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	千港元
經營業務之現金流出淨額	(75,701)	(136,324)
投資回報及融資成本之現金(流出)／流入淨額	(522)	3,642
已繳稅項	–	–
投資業務之現金流出淨額	(18,769)	(89,978)
融資前之現金流出淨額	(94,992)	(222,660)
融資之現金(流出)／流入淨額	(6,028)	7,501
現金及現金等值項目減少	(101,020)	(215,159)
於一月一日之現金及現金等值項目	166,193	412,988
於六月三十日之現金及現金等值項目	65,173	197,829
現金及現金等值項目之結餘分析		
現金及銀行結存	33,120	85,291
已抵押存款	7,714	5,000
其他投資	24,339	107,538
	65,173	197,829

簡明綜合權益變動表

	股本（未經審核）千港元	股份溢價（未經審核）千港元	滙兌儲備（未經審核）千港元	資本贖回儲備（未經審核）千港元	綜合賬目之儲備（未經審核）千港元	累計虧損（未經審核）千港元	總額（未經審核）千港元
於二零零一年一月一日	40,879	1,122,734	(388)	6	(69,335)	(252,280)	841,616
發行股份之溢價	62,786	70,638	–	–	–	–	133,424
發行股份之開支	–	(6,131)	–	–	–	–	(6,131)
兌換海外附屬公司時之滙兌差額	–	–	381	–	–	–	381
撇銷綜合賬目時之商譽	–	–	–	–	69,335	–	69,335
股東應佔虧損淨額	–	–	–	–	–	(681,315)	(681,315)
於二零零一年十二月三十一日	103,665	1,187,241	(7)	6	–	(933,595)	357,310
發行股份之開支	–	(489)	–	–	–	–	(489)
兌換海外附屬公司時之滙兌差額	–	–	7	–	–	–	7
股東應佔虧損淨額	–	–	–	–	–	(115,328)	(115,328)
於二零零二年六月三十日	103,665	1,186,752	–	6	–	(1,048,923)	241,500

簡明綜合資產負債表

	附註	二零零二年六月三十日（未經審核）千港元	二零零一年十二月三十一日（經審核）千港元
資產及負債			
非流動資產			
物業、機器及設備	7	211,511	215,428
聯營公司權益		4,838	4,838
證券投資		4,552	31,434
		220,901	251,700
流動資產			
其他投資		24,339	47,737
貿易及其他應收款項	8	44,497	54,230
已抵押存款		7,714	7,107
現金及現金等值項目		33,120	111,349
		109,670	220,423
流動負債			
貿易及其他應付款項	9	78,360	98,556
財務租賃承擔之流動部份		9,694	11,372
		88,054	109,928
流動資產淨值		21,616	110,495
總資產減流動負債		242,517	362,195
長期負債			
財務租賃承擔		1,017	4,885
少數股東權益		–	–
資產淨值		241,500	357,310
資本及儲備			
已發行股本		103,665	103,665
儲備		137,835	253,645
		241,500	357,310

4. 截至二零零二年六月三十日止六個月之未經審核綜合財務業績

下文為摘錄自本集團截至二零零二年六月三十日止六個月之未經審核綜合中期報告。

簡明綜合收益表

		截至六月三十日止六個月	
		二零零二年 (未經審核)	二零零一年 (未經審核)
	附註	千港元	千港元
營業額	2	140,592	126,923
銷售成本		(102,909)	(101,170)
毛利		37,683	25,753
其他收入	3	1,261	3,747
		38,944	29,500
分銷成本		(12,736)	(11,296)
業務宣傳及市場推廣開支		(3,767)	(20,688)
營運及行政開支		(78,756)	(108,469)
折舊及攤銷		(22,686)	(16,342)
經營虧損		(79,001)	(127,295)
融資成本		(770)	(105)
無形資產及商譽撇銷		–	(112,956)
證券投資減值撥備		(26,882)	(118,945)
持有其他投資之未變現虧損		(8,675)	(177,283)
應佔聯營公司業績		–	(501)
除稅前經常業務虧損		(115,328)	(537,085)
稅項	4	–	–
除稅後經常業務虧損		(115,328)	(537,085)
少數股東權益		–	–
股東應佔虧損淨額		(115,328)	(537,085)
每股虧損	5		
基本		(2.45)仙	(29.89)仙
攤薄		不適用	不適用
EBITDA	6	(56,315)	(110,953)

截至二零零一年六月三十日止六個月及二零零二年六月三十日止六個月本公司並無宣派任何股息，亦無任何非經常項目。

截至二零零零年十二月三十一日止年度

	亞太地區	北美洲	綜合
	千港元	*千港元*	*千港元*
營業額			
對外銷售	67,603	32,522	100,125
業績			
經營虧損	(78,681)	(10,567)	(89,248)
融資成本			(140)
其他經營收入及開支			103,397
投資證券減值撥備			(8,904)
應佔聯營公司業績			(1,110)
除税前經常業務溢利			3,995
税項			(739)
除税後經常業務溢利			3,256
少數股東權益			(1,954)
股東應佔溢利淨額			1,302
其他資料			
分類資產	786,027	141,260	927,287
聯營公司權益			12,687
			939,974
資本開支	47,886	97,253	

33.　**比較數字**

若干比較數字已重新分類，以符合本年度之呈報方式。

(b) 按地區劃分

截至二零零一年十二月三十一日止年度

	亞太地區 *千港元*	北美洲 *千港元*	綜合 *千港元*
營業額			
對外銷售	150,319	113,577	263,896
業績			
經營虧損	(105,181)	(96,929)	(202,110)
無形資產及商譽撇銷	(79,102)	(35,693)	(114,795)
	(184,283)	(132,622)	(316,905)
融資成本			(1,216)
其他經營收入及開支			(50,655)
持有其他投資之未變現虧損			(240,476)
投資證券減值撥備			(72,021)
應佔聯營公司業績			(752)
除税前經常業務溢利			(682,025)
少數股東權益			710
股東應佔虧損淨額			(681,315)
其他資料			
分類資產	313,551	153,734	467,285
聯營公司權益			4,838
			472,123
資本開支	92,311	71,167	

截至二零零零年十二月三十一日止年度

	電訊服務	企業管理服務	其他	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
其他資料					
資本開支	134,957	3,276	5,779		
折舊及攤銷	8,760	345	2,266		
主要非現金開支（折舊及攤銷除外）	1,142	–	–		
資產					
分類資產	198,575	2,260	17,070	(303)	217,602
聯營公司權益					12,687
未予分配資產					993,148
內部分類對銷					(283,463)
					939,974
負債					
分類負債	340,701	7,651	31,253	(283,766)	95,839
未予分配負債					2,519
					98,358

截至二零零一年十二月三十一日止年度

	電訊服務 千港元	企業管理服務 千港元	其他 千港元	對銷 千港元	綜合 千港元
其他資料					
資本開支	158,635	3,076	1,234		
折舊及攤銷	30,725	1,286	2,076		
主要非現金開支（折舊及攤銷除外）	7,678	–	271		
資產					
分類資產	268,899	8,134	9,715	(382)	286,366
聯營公司權益					4,838
未予分配資產					761,790
內部分類對銷					(580,871)
					472,123
負債					
分類負債	618,010	34,629	39,858	(581,253)	111,244
未予分配負債					3,569
					114,813

截至二零零零年十二月三十一日止年度

	電訊服務 千港元	企業管理服務 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	63,740	1,284	35,101	100,125
業績				
經營虧損	(76,864)	(9,777)	(2,607)	(89,248)
融資成本				(140)
其他經營收入及開支				103,397
證券投資減值撥備				(8,904)
應佔聯營公司業績				(1,110)
除税前經常業務溢利				3,995
税項				(739)
除税後經常業務溢利				3,256
少數股東權益				(1,954)
股東應佔溢利淨額				1,302

31. **關連人士交易**

年內，本集團向SUNDAY Communications Limited（「SUNDAY」）之附屬公司Mandarin Communications Limited支付國際電訊服務費用6,563,000港元（二零零零年：4,471,000港元）。Richard John Siemens先生、Kuldeep Saran先生及William Bruce Hicks先生為本公司及SUNDAY之董事。

32. **分類資料**

本年度本集團之業務按主要業務及地區劃分之分析如下：

(a) **按業務劃分**

截至二零零一年十二月三十一日止年度

	電訊服務	**企業管理服務**	**其他**	**綜合**
	千港元	*千港元*	*千港元*	*千港元*
營業額				
對外銷售	224,162	34,912	4,822	263,896
業績				
經營虧損	(163,391)	(22,612)	(16,107)	(202,110)
無形資產及商譽撇銷	(105,628)	(2,508)	(6,659)	(114,795)
	(269,019)	(25,120)	(22,766)	(316,905)
融資成本				(1,216)
其他經營收入及開支				(50,655)
持有其他投資之未變現虧損				(240,476)
證券投資減值撥備				(72,021)
應佔聯營公司業績				(752)
經常業務虧損				(682,025)
少數股東權益				710
股東應佔虧損淨額				(681,315)

28. **年內融資變動之分析**

	已發行股本及股份溢價 千港元	財務租賃承擔 千港元	少數股東權益 千港元
於二零零零年一月一日	250,596	–	12,441
融資現金流入／(流出)	742,046	(212)	–
財務租賃安排生效	–	794	–
本年度應佔溢利	–	–	1,954
出售附屬公司	–	–	(14,276)
兌換優先股	161,291	–	–
於二零零零年十二月三十一日	1,153,933	582	119
融資現金流入／(流出)	127,293	(8,926)	591
財務租賃安排生效	–	24,601	–
本年度應佔虧損	–	–	(710)
於二零零一年十二月三十一日	1,281,226	16,257	–

29. **經營租賃承擔**

於結算日，根據不可撤銷之土地及樓宇經營租賃須支付之未償還承擔如下：

	本集團 二零零一年 千港元	本集團 二零零零年 千港元	本公司 二零零一年 千港元	本公司 二零零零年 千港元
經營租賃屆滿期：				
一年內	10,361	4,515	651	1,284
第二至第五年（包括首尾兩年在內）	4,144	1,784	–	31
	14,505	6,299	651	1,315

30. **遞延稅項**

於結算日，未撥備之遞延稅項負債／(資產)之主要部分如下：

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
免稅額超過折舊	2,691	2,187
稅項虧損結轉	(88,833)	(28,421)
	(86,142)	(26,234)

基於稅項虧損未知會否於可見將來使用，故潛在之遞延稅項資產並未就用以抵銷日後溢利之稅項虧損於財務報表內確認。

有關收購附屬公司之現金及現金等值項目流出淨額分析如下：

	二零零一年 千港元	二零零零年 千港元
現金代價	2,000	5,000
所收購之銀行結存及現金	(397)	(2,219)
以現金支付之直接成本	–	249
有關收購附屬公司之現金及現金等值項目流出淨額	1,603	3,030

27. **出售附屬公司**

	二零零一年 千港元	二零零零年 千港元
所出售之資產淨值：		
物業、機器及設備	–	10,219
長期投資	–	5,757
存貨	–	2,016
其他投資	15,000	–
貿易及其他應收款項	–	10,733
現金及現金等值項目	–	5,068
貿易及其他應付款項	–	(12,952)
稅項	–	(616)
少數股東權益	–	(14,276)
匯兌儲備	–	(1,117)
其他資本儲備	–	1,087
綜合賬目之儲備	–	560
	15,000	6,479
出售附屬公司之收益	–	23,521
	15,000	30,000

出售附屬公司之現金及現金等值項目流入／(流出)淨額分析：

	二零零一年 千港元	二零零零年 千港元
現金代價	15,000	–
所出售之現金及銀行結存	–	(5,068)
有關出售附屬公司之現金及現金等值項目流入／(流出)淨額	15,000	(5,068)

24. 除稅前（虧損）／溢利與經營業務之現金流出淨額之調節

	二零零一年 千港元	二零零零年 千港元
除稅前（虧損）／溢利	(682,025)	3,995
利息收入	(4,216)	(28,795)
非上市投資收入	–	(66)
財務租賃承擔之利息	1,216	140
折舊	32,134	10,508
出售物業、機器及設備之虧損	1,471	152
無形資產及商譽撇銷	114,795	–
持有其他投資之未變現虧損	240,476	–
證券投資減值撥備	72,021	8,904
應佔聯營公司業績	752	1,110
長期投資攤銷	–	1,000
壞賬撇銷	27,237	42
呆賬撥備	6,170	1,100
出售其他投資之虧損	3,807	–
出售附屬公司之收益	–	(23,521)
出售證券投資之收益	–	(76,051)
攤銷無形資產	2,471	1,163
營運資金變動：		
待售物業	3,734	(3,734)
存貨	978	(2,399)
貿易及其他應收款項	(13,185)	(70,275)
貿易及其他應付款項	491	90,114
匯率變動之影響	381	–
經營業務之現金流出淨額	(191,292)	(86,613)

25. 主要非現金交易

本集團就機器及設備訂立財務租賃安排，而於安排生效時之總資本值為24,601,000港元（二零零零年：794,000港元）。

26. 收購附屬公司

	二零零一年 千港元	二零零零年 千港元
所收購之負債淨值：		
物業、機器及設備	–	303
貿易及其他應收款項	759	808
現金及現金等值項目	397	2,219
貿易及其他應付款項	(408)	(5,203)
	748	(1,873)
商譽	1,252	7,122
	2,000	5,249
支付方式：		
現金	2,000	5,000
所產生之直接成本	–	249
	2,000	5,249

上述購股權之行使價已於供股事項完成後在二零零二年一月以0.3320倍數作出調整。

(b) 年內，本公司若干附屬公司各自按二零零一年四月二十五日舉行之本公司股東特別大會上採納及批准之條款及條件，採納僱員購股權計劃(「附屬公司計劃」)。據此，本公司若干董事及主要行政人員(亦為該等附屬公司之董事)根據附屬公司計劃合符資格可根據所載條款及條件認購有關附屬公司之股份。自採納以來，概無根據附屬公司計劃授出任何購股權。

23. **儲備**

	股份溢價	匯兑儲備	資本贖回儲備	其他資本儲備	綜合賬目之商譽	累計虧損	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本集團							
於二零零零年一月一日	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
發行股份	912,221	–	–	–	–	–	912,221
發行股份之開支	(16,894)	–	–	–	–	–	(16,894)
出售附屬公司解除	–	(1,117)	–	1,087	560	–	530
兑換海外附屬公司時之匯兑差額	–	(388)	–	–	–	–	(388)
收購附屬公司產生之商譽	–	–	–	–	(7,134)	–	(7,134)
股東應佔溢利淨額	–	–	–	–	–	1,302	1,302
於二零零零年十二月三十一日	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
發行股份	70,638	–	–	–	–	–	70,638
發行股份之開支	(6,131)	–	–	–	–	–	(6,131)
兑換海外附屬公司時之匯兑差額	–	381	–	–	–	–	381
撇銷綜合賬目時產生之商譽	–	–	–	–	69,335	–	69,335
股東應佔虧損淨額	–	–	–	–	–	(681,315)	(681,315)
於二零零一年十二月三十一日	1,187,241	(7)	6	–	–	(933,595)	253,645
本公司							
於二零零零年一月一日	227,407	–	6	–	–	(252,495)	(25,082)
發行股份	912,221	–	–	–	–	–	912,221
發行股份之開支	(16,894)	–	–	–	–	–	(16,894)
股東應佔溢利淨額	–	–	–	–	–	31,713	31,713
於二零零零年十二月三十一日	1,122,734	–	6	–	–	(220,782)	901,958
發行股份	70,638	–	–	–	–	–	70,638
發行股份之開支	(6,131)	–	–	–	–	–	(6,131)
股東應佔虧損淨額	–	–	–	–	–	(459,819)	(459,819)
於二零零一年十二月三十一日	1,187,241	–	6	–	–	(680,601)	506,646

於二零零一年十二月三十一日，並無任何可供分派之儲備(二零零零年：無)。

本公司可根據百慕達公司法及本公司之公司細則之規定，於任何兑換日期，利用本公司原可用作派息或分派予任何類別股份持有人之資金或利用新發行普通股所得款項贖回有關股份，決定贖回數額相等於(i)優先股繳足股本面值或入賬列作繳足股本面值；(ii)相等於上述股本面值百分之五之固定溢價；及(iii)未付股息，三者總和之優先股。

22. 購股權

(a) 根據本公司於一九九九年十月二十五日所舉行之股東特別大會上採納之僱員購股權計劃(「購股權計劃」)，本公司之董事可酌情邀請合資格僱員(包括本公司執行董事)接納可認購本公司股份之購股權。所授出之任何購股權均可於購股權計劃條款及條件所訂期間行使。本公司股份在購股權計劃下之認購價乃由董事會釐定，惟不可低於本公司股份在緊接購股權要約日期前五個交易日在聯交所之平均收市價之80%或本公司股份面值(以較高者為準)。

於二零零一年十二月三十一日，本公司根據購股權計劃已授出之購股權及尚未行使之購股權詳情如下：

			購股權數目				
授出日期	行使期	經調整行使價 *港元*	二零零一年一月一日	年內授出	年內行使	年內失效	二零零一年十二月三十一日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	0.14	42,111,235	–	–	–	42,111,235
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	0.16	6,045,000	–	(8,000)	(1,212,000)	4,825,000
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	0.20	3,950,000	–	–	–	3,950,000
二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	0.23	3,025,000	–	–	–	3,025,000
二零零零年一月二十四日	二零零零年一月二十四日至二零零九年十月二十四日	0.23	28,700,000	–	–	–	28,700,000
二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	0.23	7,635,000	–	–	(135,000)	7,500,000
二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	0.23	2,500,000	–	–	–	2,500,000
二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	0.76	19,000,000	–	–	–	19,000,000
二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	0.76	3,650,000	–	–	(500,000)	3,150,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	0.33	5,975,000	–	–	(1,060,000)	4,915,000
二零零零年六月一日	二零零一年六月一日至二零零九年十月二十四日	0.34	250,000	–	–	(250,000)	–
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	0.23	1,000,000	–	–	(450,000)	550,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	0.12	10,372,274	–	–	(440,000)	9,932,274
二零零一年五月十六日	二零零一年五月十六日至二零零三年四月一日	0.08	–	200,000	–	–	200,000
合計			134,213,509	200,000	(8,000)	(4,047,000)	130,358,509

已發行及繳足股本	二零零一年 股份數目	二零零一年 金額 千港元	二零零零年 股份數目	二零零零年 金額 千港元
每股面值1港元之優先股				
於一月一日	9,680,000	9,680	170,970,968	170,971
兑換成普通股	–	–	(161,290,968)	(161,291)
於十二月三十一日	9,680,000	9,680	9,680,000	9,680
每股每值0.02港元之普通股				
於一月一日	1,559,959,336	31,199	1,159,449,380	23,189
發行普通股	3,139,294,672	62,786	230,000,000	4,600
優先股兑換	–	–	161,290,968	3,226
行使購股權	8,000	–	9,218,988	184
於十二月三十一日	4,699,262,008	93,985	1,559,959,336	31,199
合計		103,665		40,879

(a) 於二零零一年十一月二十三日舉行之股東特別大會通過一項普通決議案，藉增設3,000,000,000股每股面值0.02港元之普通股，將本公司之法定普通股股本增加至120,000,000港元。

(b) 於二零零一年四月，行使購股權認購本公司每股面值0.02港元之普通股8,000股，代價為3,920港元。

於二零零一年十二月，本公司透過供股發行3,139,294,672股每股面值0.02港元之新普通股。供股之基準為每持有一股現有普通股可獲配發兩股供股股份及每持有一股可換股價先股可獲配發兩股供股股份，發行價為每股股份0.0425港元（「供股事項」）。供股所得款項淨額將用作本集團之額外營運資金。

年內已發行之所有新普通股在各方面均與本公司之現有普通股享有同等權利。

(c) 根據本公司之公司細則及優先股發行條件之規定，優先股持有人可將全部或任何優先股兑換為繳足股款普通股，基準為每股面值1港元之優先股可兑換一股每股面值0.02港元之普通股。優先股可於每年之下列任何日期兑換：

(i) 本公司向優先股持有人寄發上一個會計期間之經審核財務報表日期起計30天後之日期；或

(ii) 本公司公佈任何現行會計期間之中期業績日期起計30天後之日期；或

(iii) 董事會書面通知優先股持有人之其他日期，惟有關通知須於該日期前30天或之前發出。

此外，董事會於一九九八年十二月十六日議決，優先股可於每月第二個星期三及最後一個星期三兑換，惟倘該日並非營業日，則為下一個營業日。

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
即期	12,617	7,244
1至3個月	16,580	8,525
超過3個月但少於12個月	12,844	2,014
	42,041	17,783

20.　財務租賃承擔

須於下列期間償還之財務租賃承擔：

	本集團			
	最低租金付款		最低租金付款之現值	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
一年內	12,555	617	11,372	582
1年後但於2年內	5,123	–	4,885	–
	17,678	617	16,257	582
未來融資費用	(1,421)	(35)	–	–
租賃承擔之現值	16,257	582	16,257	582

21.　已發行股本

	二零零一年		二零零零年	
	股份數目	金額	股份數目	金額
法定股本		千港元		千港元
每股面值1港元之優先股				
於一月一日及				
十二月三十一日	288,929,402	288,929	288,929,402	288,929
每股每值0.02港元之普通股				
於一月一日	3,000,000,000	60,000	1,500,000,000	30,000
增加普通股	3,000,000,000	60,000	1,500,000,000	30,000
於十二月三十一日	6,000,000,000	120,000	3,000,000,000	60,000
合計		408,929		348,929

16. 貿易及其他應收款項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
應收貿易款項	37,943	36,368	–	–
其他應收款項				
按金、預付款項及其他應收款項	16,287	37,423	843	14,350
	54,230	73,791	843	14,350

本集團信貸銷售之信貸期由30日至90日不等。貿易及其他應收款項包括應收貿易款項(扣除呆壞賬撥備),有關賬齡分析如下:

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
即期	29,048	23,735
1至3個月	5,922	10,736
超過3個月但少於12個月	2,973	1,897
	37,943	36,368

17. 已抵押存款

於結算日,本集團及本公司分別抵押7,107,000港元(二零零零年:68,680,000港元)及3,007,000港元(二零零零年:68,680,000港元)予銀行作為擔保。

18. 現金及現金等值項目

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
銀行結存及現金	107,349	26,546	90,577	6,677
定期存款	4,000	317,762	–	312,762
	111,349	344,308	90,577	319,439

19. 貿易及其他應付款項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
應付貿易款項	42,041	17,783	–	–
其他應付款項				
應計費用及其他應付款項	56,515	78,378	2,816	477
應付附屬公司	–	–	4,521	5,092
應付聯營公司	–	1,496	–	1,496
	98,556	97,657	7,337	7,065

13. **聯營公司權益**

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
佔資產淨值	(1,911)	(1,257)	–	–
應收聯營公司款項	6,749	13,944	6,806	9,215
	4,838	12,687	6,806	9,215

於結算日之聯營公司(全部均為非上市公司)之詳情如下:

聯營公司名稱	註冊成立/經營地點	已發行及繳足股本	本公司所持股本之百分比 直接	本公司所持股本之百分比 間接	主要業務
CIB (Holdings) Limited	英屬處女群島	1,000美元	–	28%	投資控股
Cyber Insurance Brokers(s) Pte Ltd.	新加坡	450,000新加坡元	–	28%	保險經紀業務

14. **證券投資**

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
按成本減撥備:		
股本證券,非上市	31,434	133,456
股本證券,香港以外地區上市	–	168,925
	31,434	302,381
上市證券市值	–	169,642

15. **其他投資**

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
按公平值:		
股本證券(按市值),香港以外地區上市	16,560	–
證券組合,非上市	31,177	–
	47,737	–

證券組合包括上市證券。

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
e-Kong Services Limited	英屬處女群島	1美元	–	100%	投資控股
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	–	100%	投資控股
e-Kong Pillars Limited	英屬處女群島	1美元	–	100%	投資控股
e-Kong Ventures Limited	英屬處女群島	1美元	–	100%	投資控股

本公司董事認為，上述概要列出之本公司附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部份。董事認為，列出其他附屬公司之詳情會使本附註過於冗長，故未有列載有關資料。

12. 無形資產

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
於一月一日		
年初之賬面值	42,366	781
增加	4,313	42,748
攤銷	(2,471)	(1,163)
撇銷	(44,208)	–
年終之賬面值		
於十二月三十一日	–	42,366
於十二月三十一日		
成本	–	43,529
累計攤銷	–	(1,163)
年終之賬面值	–	42,366

年內之無形資產撇銷為業務資產及有關電訊業務之業務合併所產生之商譽。

鑑於資訊科技、互聯網相關業務及全球電訊業務市場疲弱不振，管理層認為無形資產出現減值虧損，並須於本年度確認。

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
ZONE Telecom Pte Ltd	新加坡	100,000新加坡元	–	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	–	100%	投資控股
ZONE Telecom, Inc.	美國	10美元	–	100%	提供電訊服務
E-Force Limited	香港	2港元	–	100%	資產持有
EventClicks Global Limited	英屬處女群島	1,075,269美元	–	93%	投資控股
EventClicks Limited	香港	500,000港元	–	93%	提供企業管理服務
EventClicks Singapore Pte Limited	新加坡	2新加坡元	–	93%	提供企業管理服務
speedinsure Global Limited	英屬處女群島	10,000美元	–	70%	投資控股
speedinsure.com Limited	香港	10,000港元	–	70%	提供銷售與履行交收服務
speedinsure Singapore Pte Ltd	新加坡	2新加坡元	–	70%	提供銷售與履行交收服務
Cyber Insurance Brokers Limited	香港	5,000,000港元	–	70%	保險經紀業務
magictel.com Limited	香港	1,000港元	–	100%	提供電訊服務
NETdefence Company Limited	香港	10,000港元	–	51%	提供互聯網保安解決方案
China Portal Limited	英屬處女群島	1美元	100%	–	投資控股
Crystal Kingdom Limited	英屬處女群島	1美元	100%	–	投資控股

本集團物業、機器及設備之賬面淨值包括根據財務租賃持有之資產22,262,000港元（二零零零年：794,000港元）。

本公司	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本			
於二零零一年一月一日	11	1,625	1,636
添置	–	534	534
出售	–	(130)	(130)
於二零零一年十二月三十一日	**11**	**2,029**	**2,040**
累計折舊			
於二零零一年一月一日	4	448	452
本年度折舊	7	510	517
出售	–	(44)	(44)
於二零零一年十二月三十一日	**11**	**914**	**925**
賬面淨值			
於二零零一年十二月三十一日	–	**1,115**	**1,115**
於二零零零年十二月三十一日	7	1,177	1,184

11.　**附屬公司權益**

	本公司 二零零一年 千港元	本公司 二零零零年 千港元
非上市股份，按成本	–	–
應收附屬公司款項	816,300	537,034
減：撥備	(301,000)	–
	515,300	537,034

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
ZONE Group Inc.	開曼群島	100美元	–	100%	投資控股
ZONE Global Limited	英屬處女群島	1美元	–	100%	投資控股
ZONE Limited	香港	2港元	–	100%	提供電訊服務

8. **股東應佔(虧損)／溢利淨額**

股東應佔(虧損)／溢利淨額包括已計入本公司財務報表之本公司虧損459,819,000港元(二零零零年:溢利31,713,000港元)。

9. **每股(虧損)／盈利**

截至二零零一年十二月三十一日止年度之每股基本虧損乃按股東應佔綜合虧損681,315,000港元(二零零零年:溢利1,302,000港元)及年內已發行普通股之加權平均數1,940,200,731股(二零零零年:1,731,573,250股)計算。

由於潛在普通股將減低每股虧損,並被視為具反攤薄影響,因此並無呈列二零零一年之每股全面攤薄虧損。

二零零零年每股攤薄盈利乃按股東應佔綜合溢利約1,302,000港元及經攤薄加權平均股數1,825,717,799股普通股計算。就計算經攤薄加權平均股數而言,尚未行使購股權及可換股優先股所產生之具攤薄影響潛在普通股被視作已發行,猶如所有未行使購股權及可換股優先股已於購股權及可換股優先股授出時行使一樣。

每股盈利及每股攤薄盈利之比較數字已就本公司於年內發行3,139,294,672股供股股份之影響作出調整。

10. **物業、機器及設備**

本集團	**機械及設備** *千港元*	**租賃物業裝修** *千港元*	**辦公室設備、傢俬及裝置** *千港元*	**總額** *千港元*
成本				
於二零零一年一月一日	84,397	1,326	15,253	100,976
添置	148,723	746	9,696	159,165
出售	(1,127)	(1,134)	(2,740)	(5,001)
於二零零一年十二月三十一日	**231,993**	**938**	**22,209**	**255,140**
累計折舊				
於二零零一年一月一日	7,092	302	2,533	9,927
本年度折舊	25,386	267	6,481	32,134
出售	(844)	(337)	(1,168)	(2,349)
於二零零一年十二月三十一日	**31,634**	**232**	**7,846**	**39,712**
賬面淨值				
於二零零一年十二月三十一日	**200,359**	**706**	**14,363**	**215,428**
於二零零零年十二月三十一日	77,305	1,024	12,720	91,049

年內並無向獨立非執行董事支付任何袍金或酬金（二零零零年：無）。

除上述酬金外，若干董事根據本公司僱員購股權計劃獲配授購股權。該等實物利益之詳情載於董事會報告中「董事之證券權益」一段內。

由於本公司所授出之購股權缺乏現有市場，故董事未能對授予有關董事之購股權價值作出準確評估。

屬於下列薪酬幅度之董事人數如下：

	董事人數	
港元	二零零一年	二零零零年
零	12	6
1,500,001－2,000,000	1	1
2,000,001－2,500,000	1	1
	14	8

年內概無董事放棄或同意放棄任何酬金。

最高薪人員酬金

五位最高薪人員包括兩位（二零零零年：兩位）董事，其酬金詳情已載於上文。其餘三位（二零零零年：三位）人員之酬金總額如下：

	二零零一年 *千港元*	二零零零年 *千港元*
薪金及其他酬金	4,981	3,370
遣散費	325	—
	5,306	3,370

	人員人數	
港元	二零零一年	二零零零年
零－1,000,000	—	1
1,000,001－1,500,000	—	2
1,500,001－2,000,000	3	—
	3	3

7.　**稅項**

由於本集團在本年度出現稅務虧損，因此財務報表並無就香港利得稅作出撥備。

截至二零零零年十二月三十一日止年度之稅項支出739,000港元為按當時稅率計算之中華人民共和國所得稅。

本年度尚未（抵免）／撥備之遞延稅項之主要部分如下：

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
免稅額超過折舊	504	1,830
稅項虧損	(60,412)	(17,952)
	(59,908)	(16,122)

4. 其他收益淨額

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
出售證券投資之收益	–	76,051
出售已終止業務之收益	–	23,210
出售附屬公司之收益	–	311
其他	–	336
	–	99,908

5. 除稅前經常業務(虧損)/溢利

已扣除:

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
(a) 融資成本		
財務租賃承擔之融資費用	1,216	140
(b) 其他項目		
包括在其他經營開支內之無形資產攤銷	2,471	1,163
核數師酬金	1,182	1,000
壞賬撇銷	27,237	42
呆賬撥備	6,170	1,100
存貨及已提供服務之成本	214,038	72,570
物業、機器及設備折舊:		
自置資產	29,937	10,508
財務租賃下持有之資產	2,197	–
無形資產及商譽撇銷:		
無形資產	44,208	–
商譽	70,587	–
出售其他投資之虧損	3,807	–
出售物業、機器及設備之虧損	1,471	152
出售待售物業之虧損	2,111	–
物業之經營租賃費用	12,612	2,685
員工成本	122,423	46,228

6. 董事及高級行政人員酬金

根據香港公司條例第161條披露之董事酬金如下:

	二零零一年 千港元	二零零零年 千港元
袍金	–	–
薪金、其他酬金及其他實物利益	4,211	3,960
	4,211	3,960

外幣

外幣交易均按有關交易日期之匯率兌換。以外幣為單位之貨幣資產及負債乃按結算日之概約匯率換算為港元，而匯兌概約差額計入收益表內。

於綜合賬目時，以港元以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約匯率換算。於綜合賬目時產生之一切匯兌差額均列入匯兌儲備中。

税項

税項乃根據本年度之業績計算，並就毋須課税或不獲寬減之項目作出調整。在税務上所確認之若干收支項目與其在財務報表上所確認之會計年度不同，因而產生時差。時差帶來之税務影響以負債法計算，僅會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延税項。除非遞延税項資產能毫無疑問得以變現，否則一概不予確認。

現金等值項目

就綜合現金流量表而言，現金等值項目指短期及流通性高之投資，而該等投資隨時可兑換成可知數額之現金及該等投資於購入時之到期時限不超過三個月，另扣除由借出日起計三個月內須償還之銀行貸款。就資產負債表分類而言，現金等值項目指性質與現金相似而用途不受限制之資產。

關連人士

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

3. 營業額及收入

按種類確認之營業額及收入分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
營業額		
電訊服務收入	224,162	63,740
企業管理服務收入	34,912	1,284
動畫銷售收入	–	23,473
其他	4,822	11,628
	263,896	100,125
其他收入		
利息收入	4,216	28,795
非上市投資收入	–	66
	4,216	28,861
收入	268,112	128,986

減值虧損

於各個結算日，本集團均會審核其有形及無形資產之賬面值，以釐訂該等資產可有出現減值虧損。倘出現減值跡象，則須按有關資產之淨銷售價或其使用價值（以較高者為準）之基準，估計其可收回金額，以釐定減值虧損幅度。如未能估計某一獨立資產之可收回金額，則本集團按最細資產組合（即產生現金之單元）所產生之獨立現金流量計算。

倘某項減值虧損其後撤回，則該項資產或產生現金之單元之賬面值將增至重新估計之可收回金額，惟增加後之賬面值不得超逾該項資產或產生現金之單元於過往年度並無減值虧損所釐定之賬面值。減值虧損撤回時將即時確認為收入，惟若有關資產乃按重估值入賬，則有關減值虧損之撤回將視為重估增值。

收入確認

收入乃於本集團可取得經濟利益及得以可靠地計算收入時確認。

電訊服務之收入乃於向客戶提供服務時確認。

企業管理服務之收入乃於提供活動管理服務時確認入賬。

其他收入包括互聯網保安解決方案服務收入，電腦軟硬件之銷售，以及保險及管理顧問收入。互聯網保安解決方案服務收入及保險及管理顧問收入乃於提供服務期間確認。銷售電腦軟硬件乃於貨物付運及所有權轉移時入賬。

利息收入乃以本金結餘及適用之利率，按時間比例基準計算。

投資收入乃於本集團確定有權收取款項後確認。

租賃

凡大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產於收購日期按公平值確認為資產。出租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

經營租賃

經營租賃之應付租金乃按直線法於租賃期內確認為支出。已收取之租賃優惠於收益表中確認為有關使用租賃資產之議同代價淨額之一部份。或然租金於產生之會計期間確認為開支。

平值）在該等可予折舊非貨幣資產之加權平均可使用年期內在綜合收益表中確認。超出所收購非貨幣資產公平值之負商譽即時在綜合收益表中確認。

於年內出售附屬公司或聯營公司時，過去並未於綜合收益表中攤銷或先前列作本集團儲備變動之任何應佔已收購商譽金額將撥入出售損益中計算。

附屬公司

附屬公司為本公司有權直接或間接監管其財務及營運政策，從而在其業務中獲益之公司。於本公司之資產負債表內，附屬公司投資按成本減撥備入賬。

聯營公司

聯營公司並非本集團或本公司之附屬公司或合營企業，乃本集團或本公司對其具有重大影響力之公司。聯營公司投資按成本減撥備（倘適用）在本公司之資產負債表入賬。

物業、機器及設備

物業、機器及設備乃按成本減累計折舊列賬。

資產之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。

物業、機器及設備退廢或出售時所得之盈利或虧損乃指有關資產之出售所得款項與其賬面值之差額，並於收益賬內確認為收入或開支。

物業、機器及設備乃按其自全面運作之日期起計可使用年期，並扣除估計剩餘價值後，按下列折舊年率以直線法撇銷其成本值：

租賃物業裝修	剩餘租期
辦公室設備、傢俬及裝置	10%－33%
機械及設備	10%－33%

無形資產

無形資產包括所收購之業務資產及業務合併時產生之商譽（收購附屬公司或聯營公司除外），並按估計可使用年期攤銷。業務資產主要包括業務計劃、業務合約、版權、其他知識產權及客戶名單。

證券投資

按特定目的持有之長期證券投資乃按成本入賬，並於每個報告日進行減損檢討，以反映任何預期之非短暫性減值。撥備之數額於出現減值時入賬於收益表內。

不屬證券投資類別之證券歸類為其他投資，並按公平值在資產負債表中入賬。持有其他投資之未變現收益或虧損均入賬於收益表內。

出售證券投資及其他投資之損益乃指出售所得款項淨額與證券之賬面值之差額，並於進行出售之期間入賬。

財務報表附註

截至二零零一年十二月三十一日止年度

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司（「聯交所」）上市。

2. 主要會計政策

本財務報表乃根據香港會計師公會所頒佈之會計實務準則（「會計實務準則」）及詮釋、香港普遍採納之會計原則及香港公司條例之披露規定而編撰。本集團所採用之主要會計政策概要載於下文。

編撰基準

此等財務報表乃按歷史成本而編撰，並已就若干證券投資之重估作修訂（詳見下文會計政策所載）。

綜合帳目之基準

綜合財務報表包括本公司及其附屬公司截至二零零一年十二月三十一日止之財務報表。

於本年內購入或出售之附屬公司之業績分別由該等公司之實際收購日起或截至實際出售日止入賬處理。

集團內公司間之所有重要交易及結餘已於綜合賬目時對銷。

綜合賬目時產生之商譽

綜合賬目時產生之正商譽乃指收購成本超逾本集團所佔已收購可分辨資產與負債之公平值之差額。

就二零零一年一月一日之前所收購之附屬公司而言，有關正商譽已於儲備中對銷及在會計實務準則第30號許可下，並無予以重列。根據會計實務準則第31號就上述商譽已作出減值虧損撥備。就二零零一年一月一日或之後收購之附屬公司而言，有關正商譽已在綜合收益表中按直線法在其估計可使用年期內攤銷。正商譽在綜合資產負債表中按成本減任何累計攤銷及任何減值虧損入賬為資產。

就收購聯營公司而言，正商譽在綜合收益表中按直線法在其估計可使用年期內攤銷。聯營公司權益之賬面值包括正商譽之成本減任何累計攤銷及任何減值虧損。

收購附屬公司及聯營公司所產生之負商譽指本集團所佔已收購可分辨資產與負債之公平值超逾收購成本之差額。就二零零一年一月一日之前所收購之附屬公司而言，有關負商譽已計入資本儲備。就二零零一年一月一日或之後所收購之附屬公司而言，倘有關負商譽關乎收購計劃中確認之預期未來虧損及開支，並可可靠地計算，則有關負商譽於未來虧損及開支確認時在綜合收益表中確認。任何負商譽餘額（最多達所收購非貨幣資產公

綜合現金流量表 *(續)*

於二零零零年及二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
融資	28		
發行普通股		127,293	742,046
少數股東提供之資金		591	–
償還財務租賃承擔		(8,926)	(212)
融資之現金流入淨額		118,958	741,834
現金及現金等值項目(減少)／增加		(294,532)	313,113
於一月一日之現金及現金等值項目		412,988	99,875
於十二月三十一日之現金及現金等值項目		118,456	412,988
現金及現金等值項目之結餘分析			
已抵押存款		7,107	68,680
定期存款		4,000	317,762
銀行結存及現金		107,349	26,546
		118,456	412,988

綜合現金流量表
於二零零零年及二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
經營業務之現金流出淨額	24	(191,292)	(86,613)
投資回報及融資成本			
已收利息		4,216	28,795
非上市投資收入		–	66
財務租賃承擔之利息		(1,216)	(140)
投資回報及融資成本之現金流入淨額		3,000	28,721
稅項			
已繳海外稅項		–	(212)
投資業務			
購買物業、機器及設備		(134,564)	(101,597)
購買無形資產		(4,313)	(42,748)
購買證券投資及其他投資		(131,294)	(206,946)
出售物業、機器及設備之所得款項		1,181	1,235
出售其他投資所得款項		23,200	–
自／向聯營公司償還／(墊付)款項		7,195	(12,463)
收購附屬公司(已扣除所收購之現金及現金等值項目)	26	(1,603)	(3,030)
出售附屬公司(已扣除所出售之現金及現金等值項目)	27	15,000	(5,068)
投資業務之現金流出淨額		(225,198)	(370,617)
融資前之現金流出淨額		(413,490)	(428,721)

資產負債表
於二零零零年及二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
資產及負債			
非流動資產			
物業、機器及設備	10	1,115	1,184
附屬公司權益	11	515,300	537,034
聯營公司權益	13	6,806	9,215
		523,221	547,433
流動資產			
貿易及其他應收款項	16	843	14,350
已抵押存款	17	3,007	68,680
現金及現金等值項目	18	90,577	319,439
		94,427	402,469
流動負債			
貿易及其他應付款項	19	7,337	7,065
流動資產淨值		87,090	395,404
資產淨值		610,311	942,837
資本及儲備			
已發行股本	21	103,665	40,879
儲備	23	506,646	901,958
		610,311	942,837

綜合資產負債表

於二零零零年及二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
資產及負債			
非流動資產			
物業、機器及設備	10	215,428	91,049
無形資產	12	–	42,366
聯營公司權益	13	4,838	12,687
證券投資	14	31,434	302,381
		251,700	448,483
流動資產			
其他投資	15	47,737	–
待售物業		–	3,734
存貨		–	978
貿易及其他應收款項	16	54,230	73,791
已抵押存款	17	7,107	68,680
現金及現金等值項目	18	111,349	344,308
		220,423	491,491
流動負債			
貿易及其他應付款項	19	98,556	97,657
財務租賃承擔之流動部份	20	11,372	582
		109,928	98,239
流動資產淨值		110,495	393,252
總資產減流動負債		362,195	841,735
長期負債			
財務租賃承擔	20	4,885	–
少數股東權益		–	119
資產淨值		357,310	841,616
資本及儲備			
已發行股本	21	103,665	40,879
儲備	23	253,645	800,737
		357,310	841,616

綜合經確認盈虧表

截至二零零零年及二零零一年十二月三十一日止年度

	二零零一年 千港元	二零零零年 千港元
兑換海外附屬公司之匯兑差額	381	(388)
出售附屬公司時解除之滙兑儲備	–	(1,117)
早前直接在儲備對銷之商譽於收益表內撇銷	69,335	–
出售附屬公司時解除之其他資本儲備及綜合帳目之商譽	–	1,647
股東應佔本年度(虧損)／溢利淨額	(681,315)	1,302
經確認(虧損)／盈利總額	(611,599)	1,444
直接於儲備內對銷收購附屬公司之商譽	–	(7,134)
	(611,599)	(5,690)

3. 本集團截至二零零一年十二月三十一日止兩個年度之經審核財務資料概要

下文為本集團截至二零零一年十二月三十一日止兩個年度各年之綜合收益表、綜合經確認盈虧表、資產負債表及綜合現金流量表連同摘錄自本公司截至二零零一年十二月三十一日止年度之經審核財務報表之相關附註。

綜合收益表

截至二零零零年及二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	3	263,896	100,125
銷售成本		(214,038)	(72,570)
毛利		49,858	27,555
其他收入	3	4,216	28,861
其他收益淨額	4	–	99,908
分銷成本		(22,370)	(6,086)
業務宣傳及市場推廣開支		(31,166)	(43,623)
經營及行政開支		(176,615)	(86,180)
其他經營開支		(76,688)	(6,286)
經營(虧損)／溢利		(252,765)	14,149
融資成本	5	(1,216)	(140)
無形資產及商譽撇銷	5及12	(114,795)	–
證券投資減值撥備		(72,021)	(8,904)
持有其他投資之未變現虧損		(240,476)	–
應佔聯營公司業績		(752)	(1,110)
除税前經常業務(虧損)／溢利	5	(682,025)	3,995
税項	7	–	(739)
除税後經常業務(虧損)／溢利		(682,025)	3,256
少數股東權益		710	(1,954)
股東應佔(虧損)／溢利淨額	8及23	(681,315)	1,302
每股(虧損)／盈利	9		
基本		(35.12) 港仙	0.08 港仙
攤薄		不適用	0.07 港仙

附註： 截至二零零一年十二月三十一日止兩個年度，本公司並無宣派任何股息，亦無任何非經常項目。

2. 三年財務業績

下表為摘錄自本集團截至二零零一年十二月三十一日止三個年度各年之年報之經審核綜合收益表概要。

	本集團截至十二月三十一日止年度之業績		
	二零零一年	二零零零年	一九九九年
	千港元	*千港元*	*千港元*
營業額			
持續經營業務	263,896	76,652	44,210
非持續經營業務	—	23,473	1,035
	263,896	100,125	45,245
經營（虧損）／溢利	(681,273)	5,105	(75,170)
應佔聯營公司業績	(752)	(1,110)	—
除税前（虧損）／溢利	(682,025)	3,995	(75,170)
税項	—	(739)	(739)
除税後經常業務（虧損）／溢利	(682,025)	3,256	(75,909)
少數股東權益	710	(1,954)	(2,499)
股東應佔（虧損）／溢利淨額	(681,315)	1,302	(78,408)
每股（虧損）／盈利			
基本	(35.12) 港仙	0.08 港仙	(9.98) 港仙
攤薄	不適用	0.07 港仙	不適用

附註： 截至二零零一年十二月三十一日止三個年度，本公司並無宣派任何股息，亦無任何非經常項目。

本公司之普通股於聯交所上市及概無任何本公司之證券於任何其他證券交易所上市及買賣及並無該等上市及買賣將會或擬進行。

購股權

於一九九九年十月二十五日，本公司批准一項購股權計劃，董事可能（於彼等酌情下）邀請任何本集團之全職僱員及／或執行董事接納購股權，以於直至二零零九年十月二十四日止之任何時間認購普通股（「購股權計劃」）。購股權可獲授予之股份數目最高不得超過本公司已發行股本之10%，不包括不時於行使購股權時之任何已發行普通股。

本公司已於二零零二年六月二十八日舉行之特別股東大會後終止購股權計劃，並於同日採納新購股權計劃。截至最後實際可行日期，概無根據新計劃授出購股權。於最後實際可行日期尚未行使之購股權附有權力以最初認購價0.08港元至0.76港元（可予以調整）現金認購新股份，及可於數個行使期間行使，到期日為二零零九年十月二十四日（包括該日在內）。根據本公司目前之股權架構，全面行使該等購股權（不包括Siemens先生持有之購股權）會導致發行101,658,509股現有股份（相等於5,082,925股新股份）。

於供股完成時，尚未行使之購股權之普通股認購價及／或數目將會有所調整。該等調整將會由本公司之核數師核證。

除上文所披露者外，於最後實際可行日期，本公司並無任何已發行之購股權、認股權證及其他可換股證券。

1. 普通股本

於最後實際可行日期及緊隨供股完成後(假設供股成為無條件),本公司之法定及已發行普通股本如下:

法定股本:		*港元*
6,000,000,000	於最後實際可行日期之現有股份	120,000,000
12,000,000,000	緊隨股本重組完成後之新股份	120,000,000
已發行及繳足:		
4,699,262,008	截至二零零一年十二月三十一日之現有股份	93,985,240
9,680,000	於二零零二年九月二十二日由優先股轉換之現有股份	193,600
4,708,942,008	股本重組前之現有股份	94,178,840
235,447,100	於股本重組完成時之新股份	2,354,471
235,447,100	將予發行之供股股份(假設記錄日期前概無購股權獲行使)	2,354,471
470,894,200	緊隨供股後之新股份	4,708,942

所有本公司普通股於各方面均享有同等權益,尤其包括其中之股息、投票權及資本。

全數繳足之供股股份及於購股權獲行使時將予發行之本公司普通股將會於各方面與當時之現有已發行普通股享有同等權益,包括有權收取可能於供股股份及購股權獲行使時而發行之普通股之發行日期後宣派、作出或派付之所有未來股息及其他分派。

結論及推薦意見

經考慮上述有關供股之主要因素後，雖則供股後每股新股份之資產淨值下跌及供股之折讓較近期供股之折讓為低，由於供股對 貴集團之業務發展及營運至為重要，故吾等認為供股對獨立股東而言屬公平合理，並建議獨立董事推薦獨立股東投票贊成將在股東特別大會上提呈批准供股之決議案。

供股須待清洗豁免獲批准後方可進行。倘清洗豁免不獲獨立股東批准，由於無包銷商，供股一項條件尚未達成，供股將不會進行。經考慮上述有關供股之推薦意見後，吾等認為獨立股東批准清洗豁免乃屬公平合理，故吾等建議獨立董事推薦獨立股東投票贊成將在股東特別大會上提呈批准清洗豁免之決議案。

此致

香港
北角
渣華道191號
嘉華國際中心
2101-3室
e-Kong Group Limited
獨立董事 台照

代表
浩德融資有限公司
董事
葉天賜

二零零二年十月二十八日

供股規模須受董事會函件所述購股權獲行使之數目所規限。假設概無購股權於記錄日期前行使，在包銷商全數履行其包銷承諾情況下，則供股之後，包銷商將持有　貴公司約40.33%股權，連同其一致行動人士(包括Siemens先生、Hicks先生及Saran先生)合計，彼等於　貴公司之股權將增至最多59.67%。

根據收購守則第26條，Interventure、其聯繫人士及與其一致行動人士一旦因彼等申請額外供股股份或如上文所述包銷供股股份而成為30%或以上股份之持有人而須就　貴公司全部證券(彼等已擁有者除外)提出強制性全面收購建議。由於Interventure無意提出此項全面收購建議，彼已向證監會正式申請授出清洗豁免。倘獲理事授出，清洗豁免須獲獨立股東在股東特別大會上以投票表決方式作出批准。

就此而言，倘清洗豁免不獲獨立股東批准，由於無包銷商，供股一項條件尚未達成，供股將不能進行。於此情況下，　貴集團將無機會增強其股本基礎及財政狀況，吾等認為此情況對　貴集團之擴展計劃及未來前景會有負面影響。

於考慮清洗豁免之影響時，吾等注意到獨立股東批准清洗豁免會使Interventure、其聯繫人士及與其一致行動人士可增加彼等於　貴公司之股權至30%以上而毋須提出強制性全面收購建議。**獨立股東應進一步注意，倘Interventure、其聯繫人士及與其一致行動人士於完成供股時已合共持有　貴公司50%以上股權，Interventure、其聯繫人士及與其一致行動人士將可增加彼等於　貴公司之股權而不會觸發收購守則第26條下須提出強制性全面收購建議之責任。**然而，吾等認為此可能性會因Siemens先生、Hicks先生及Saran先生願意便利供股及彼等對　貴集團之不斷支持而告增加。

現金狀況

貴集團之現金結餘由二零零一年十二月三十一日(上一次供股所得款項之入賬日期)之111,300,000港元降至二零零二年六月三十日之33,100,000港元。現金下降主要乃因(a)美國ZONE須就產品開發及營運建設方面承擔額外費用;及(b)美國ZONE之規模尚未發展至可產生淨現金流量之規模經濟程度。香港ZONE及新加坡ZONE之營運現金流量雖屬正數,惟尚未足以支持 貴集團整體現金流量所需,尤其美國ZONE所需。

然而董事認為,倘無不可預見情況並計及供股所得款項淨額、 貴集團內部資源及可動用之銀行及其他借貸, 貴集團具備足夠營運資金應付目前所需。

鑒於香港ZONE及新加坡ZONE正產生正數現金流量,而美國ZONE之大部份資本開支經已支付, 貴集團營運現金流量淨額雖屬負數,然而已在改善之中。據此,吾等認為上文董事認為 貴集團營運資金充裕之意見實為合理。

(vii) 包銷安排及清洗豁免

供股(按比例向Siemens先生、Saran先生及Hicks先生配發之45,525,782股供股股份除外)乃由包銷商(一家由Siemens先生、Hicks先生及Saran先生各佔三分一之公司)全數包銷。Siemens先生、Saran先生及Hicks先生共擁有910,515,642股現有股份(或股本重組完成時之45,525,782股新股份),佔 貴公司現已發行股本約19.34%,彼等已作出不可撤回承諾以接納或促使接納彼等獲配發之45,525,782股供股股份。

董事表示, 貴公司曾就包銷供股之可能性接洽多家證券公司。然而,由於市況疲弱及不明朗, 貴公司未能就供股委任合適包銷商。鑒於 貴集團電訊業務持續需要營運資金因而有可預見之資金需求,故董事就出任供股包銷商一事接觸Siemens先生、Hicks先生及Saran先生,而彼等隨即同意。

(vi) **供股之財務影響**

資產淨值

下表載列　貴集團之備考綜合資產淨值，可顯示供股之影響：

	百萬港元
貴公司二零零二年六月三十日之未經審核綜合資產淨值	241.50
加：扣除開支後供股所得款項	25.75
貴集團緊隨供股完成後之備考未經審核經調整綜合資產淨值	267.25
貴集團緊隨供股完成後按　貴集團於完成時已發行235,447,100股新股份計算之每股新股份未經審核經調整綜合資產淨值	1.03港元
貴集團緊隨供股完成後按　貴集團於完成時已發行470,894,200股新股份計算之每股新股份備考未經審核經調整綜合資產淨值	0.57港元

貴集團每股新股份之資產淨值預期於供股完成時將由每股新股份1.03港元大幅下跌至每股新股份0.57港元。此下跌乃由於每股新股份之認購價遠低於　貴集團每股新股份於二零零二年六月三十日之資產淨值1.03港元。

負債比率

於二零零二年六月三十日，　貴集團有未償還借貸(包括融資租約下債務)共約10,700,000港元，負債比率為約4.4%。供股完成時，負債比率將降至約4.0%。

供股可使　貴集團淨資產狀況改善及負債比率下降。供股後　貴集團之營運資金狀況亦會改善。供股可向　貴集團提供永久股本及可使　貴集團進一步擴展其電訊業務而毋須舉債。

股價表現

假設股本重組已生效，下表載列自二零零二年四月以來新股份之經調整平均每日收市價及新股份之經調整平均每日成交量：

月份／期間	**經調整平均每日收市價** *(港元)*	**經調整平均每日成交量** *(千股新股份)*
二零零二年四月	0.74	2,724
二零零二年五月	0.80	3,139
二零零二年六月	0.66	726
二零零二年七月	0.51	1,051
二零零二年八月	0.25	933
二零零二年九月	0.22	280
二零零二年十月（直至最後實際可行日期）	0.20	45

新股份之經調整成交價乃處於下跌趨勢，由二零零二年四月之每股新股份平均0.74港元下跌至最後實際可行日期之0.20港元。按最後實際可行日期之每股新股份經調整成交價0.20港元計算，認購價相當於折讓40%。然而，擬供股認購之獨立股東應注意，倘跌勢持續，新股份之市場成交價有可能跌至低於認購價。於此情況下，擬認購供股股份之獨立股東在市場購入有關數目新股份將較供股認購更為合適。

(v) 供股對持股權益之攤薄影響

合資格股東倘不按其於供股下之暫定配額悉數認購，其於 貴公司之應佔股本權益，於供股完成後會被攤薄，最多可被攤薄達50%。假設一股東於股本重組後惟於供股前持有11,772,355股新股份，彼於 貴公司之持股權益（按已發行新股份235,447,100股新股份計算）為5.0%。倘該股東不按供股認購，其於供股後之持股權益（按已發行470,894,200股新股份計算）為2.5%。

另一方面而言，合資格股東倘願透過供股增加其於 貴公司之持股權益，彼可（視情況而定）增購未繳股款供股股份或申請額外供股股份。

公司	公佈日期[(1)]	認購價(港元)	折讓一[(2)]	折讓二[(3)]	折讓三[(4)]
eForce Holdings Limited	二零零二年 五月十四日	0.127	10.60%	1.60%	7.30%
麗豐控股有限公司	二零零二年 五月九日	0.100	45.10%	44.40%	39.40%
Gold Won Int'l Holdings Limited	二零零二年 四月三十日	0.016	73.30%	78.10%	64.40%
運盛(中國)投資集團有限公司	二零零二年 四月二十四日	0.115	4.96%	4.17%	3.36%
B-Tech (Holdings) Limited	二零零二年 四月十日	0.084	79.00%	82.90%	25.50%
先思行集團有限公司	二零零二年 四月三日	0.260	10.30%	16.70%	7.14%
最高折讓			*96.00%*	*96.00%*	*68.60%*
最低折讓			*4.96%*	*1.60%*	*3.36%*
平均			*50.00%*	*51.33%*	*32.41%*
中位數			*50.00%*	*51.70%*	*27.41%*
貴公司	**二零零一年 十月十日**	**0.0425**	**40.97%**	**47.53%**	**18.73%**
貴公司	**二零零二年 十月七日**	**0.12**	**40.00%**	**40.00%**	**25.00%**

附註：

(1) 供股公佈日期。

(2) 折讓一為認購價較暫停交易以待發表報章公佈日期前最後交易日之收市價之折讓。

(3) 折讓二為認購價較截至及包括最後交易日在內前10個交易日之平均收市價之折讓。

(4) 折讓三為認購價較按最後交易日之收市價計算之理論除權價之折讓。

根據上表，吾等注意到供股之折讓乃低於近期供股之平均及中位數，儘管折讓一及折讓二之40%與折讓三之25%與上一次供股之可資比較折讓(分別為40.97%、47.53%及18.73%)相一致。

(c) 按二零零二年十月四日（即該公佈前之最後交易日）之經調整收市價計算之理論除權價每股新股份約0.16港元折讓約25%；及

(d) 最後實際可行日期新股份在聯交所所報之經調整收市價每股0.20港元折讓40%。

認購價之比較

作為比較，吾等已就吾等所知，審閱自二零零二年四月以來在聯交所主板上市之公司所進行之所有供股之認購價，概述如下：

公司	公佈日期[1]	認購價（港元）	折讓一[2]	折讓二[3]	折讓三[4]
UDL Holdings Limited	二零零二年十月四日	0.025	50.00%	50.00%	40.50%
中國星集團有限公司	二零零二年八月十三日	1.250	43.20%	51.70%	20.20%
鵬利國際集團有限公司	二零零二年七月二十五日	0.350	23.08%	26.62%	19.35%
renen Holdings Limited	二零零二年七月十九日	0.140	44.00%	44.00%	22.20%
永義國際集團有限公司	二零零二年七月十七日	0.120	73.30%	67.10%	40.70%
中策集團有限公司	二零零二年七月十五日	0.150	25.70%	30.60%	18.50%
Starbow Holdings Limited	二零零二年六月二十七日	0.010	95.00%	95.00%	67.90%
大凌集團有限公司	二零零二年六月十七日	0.098	59.84%	61.42%	27.41%
華富國際控股有限公司	二零零二年六月十一日	0.015	50.00%	53.30%	38.50%
宜進利（集團）有限公司	二零零二年六月六日	0.180	66.70%	69.00%	40.00%
中聯控股有限公司	二零零二年五月十七日	0.020	96.00%	96.00%	68.60%

及業務開發努力便可獲得巨大收益增長之水平。以此為依據，吾等因而認為 貴集團有理由繼續集中投資於此等業務分部。

(iii) **其他集資方法**

除供股外， 貴集團尚有其他集資方法可用，例如透過銀行借貸、發行可換股債券及向第三者配售新股份等。董事曾就 貴集團獲得備用信貸之可能性與多間銀行磋商。然而，董事表示，儘管 貴集團之負債比率企於低水平，惟由於 貴集團目前仍處於虧損狀態及未有產生正數現金流量，該等銀行對 貴集團之要求並未作出正面回應。況且，董事認為即使此途徑可行，貴集團亦難以就任何借貸取得有利之條款。

董事亦曾研究發行諸如可換股債券之債務證券。然而，鑒於當前市場氣氛對電訊公司及小市值之 貴公司不利，故此途徑屬不可行。向第三者配售新股份則會導致股東持股權益被攤薄，而鑒於市場信心疲弱，有關配售之折讓可能極大。

因此，吾等同意董事之意見，即供股乃集資增強 貴集團財政狀況及擴大其股本基礎而不會攤薄股東持股權益之合理方法。供股給予全體股東(海外股東除外)參與 貴集團之未來發展之平等機會。

(iv) **供股之認購價**

貴公司將按認購價每股供股股份0.12港元，向於記錄日期營業時間結束時之合資格股東每持有一(1)股新股份暫定配發一(1)股供股股份。假設資本重組生效，認購價較：

(a) 二零零二年十月四日(即該公佈前之最後交易日)新股份在聯交所所報之經調整收市價每股約0.20港元折讓40%；

(b) 截至及包括二零零二年十月四日(即該公佈前之最後交易日)在內最後10個交易日新股份在聯交所所報之經調整平均收市價每股約0.20港元折讓40%；

誠如下文「現金狀況」一節中所述， 貴集團之現金狀況由二零零一年十二月三十一日之111,300,000港元降至二零零二年六月三十日之33,100,000港元。香港ZONE及新加坡ZONE產生之現金流量較預期為低，連同 貴集團目前之內部資源，並不足夠應付 貴集團之未來現金流量，尤其美國ZONE之業務收益發展所需。截至二零零二年六月三十日止六個月， 貴集團錄得經營業務產生之現金流出淨額約75,700,000港元。預期 貴集團續會錄得現金流出淨額（儘管程度較小），直至其收益（尤其美國ZONE之收益）超逾經常性營運開支為止。

故供股對 貴集團至為重要，倘無供股， 貴集團將不能(a)使美國ZONE之規模發展至其預定可產生正數現金流量之水平，及(b)進一步增加現已產生正數現金流量之香港ZONE及新加坡ZONE之收益。ZONE業務之潛力將因而不能充份利用。

(ii) 上一次供股所得款項用途

貴公司自二零零一年十月十日公佈之 貴公司上一次供股（「上一次供股」）籌得之款項淨額約為128,000,000港元。誠如二零零一年十一月七日寄發予股東之通函所述，董事預期(a)上一次供股所得款項淨額至少75%將用作 貴公司在美國、香港及新加坡營運之全資附屬公司ZONE Group Inc.之一般營運資金；及(b)餘額將用作 貴集團之一般營運資金。ZONE電訊業務佔 貴集團截至二零零二年六月三十日止六個月總收益93%，當中美國ZONE佔約58%，而香港ZONE及新加坡ZONE則佔ZONE電訊業務有關收益之42%。

董事已確認，上一次供股所得款項已按照其原擬定用途（雖則於較短期間內）撥用。尤其美國ZONE為滿足企業及公司客戶之要求，須在產品開發及營運建設方面承擔較預期為高之額外費用。香港ZONE及新加坡ZONE之現金流量雖屬正數，卻因普遍經濟環境逆轉而低於 貴公司預測水平。

如上文所述，香港ZONE及新加坡ZONE已取得規模經濟效益以產生正數現金流量，儘管此現金流量對 貴集團整體而言仍未足夠。考慮到美國ZONE之大部份資本開支經已支付，董事相信該等業務已到達一個以適當市場推廣

董事認為該等營運支出已經見頂，彼等預期開支在下一期間將告減少。根據吾等與 貴公司管理層所作之磋商，倘無不可預見之情況，吾等同意董事之觀點。

儘管競爭激烈及經濟情況差劣，ZONE在香港之業務(「香港ZONE」)於取得必要之規模經濟效益後，已錄得正數未除利息、税項、折舊及攤銷前盈利(EBITDA)。董事表示，香港ZONE在下年度之資本開支將極小，因其現有設施可容納現有業務量再增長逾60%。 貴集團在新加坡之ZONE業務(「新加坡ZONE」)亦因銷售及市場推廣活動增加(尤其在企業及公司方面)而告改善。截至二零零二年六月三十日止六個月，新加坡ZONE之收益約為13,000,000港元，較去年同期增升約91%。

同時， 貴集團其他業務分部之收益在期內則跌至9,400,000港元。董事表示， 貴集團會繼續出售其過往購入惟對核心業務無策略意義之投資項目。

就 貴集團之未來前景而言，董事相信，儘管經營環境艱苦， 貴集團之電訊業務(該業務包含國際長途直撥(「IDD」)、國內長途直撥「DLD」及相關服務)仍有擴大市場份額及繼續改善營運效率之競爭優勢。儘管因美國整體經濟逆轉導致美國ZONE之發展及收益增長較預期緩慢， 貴集團仍會繼續投資以擴充其客戶基礎，尤以企業及公司市場為然。透過持續推廣努力，香港ZONE及新加坡ZONE預期可對 貴集團現金流量作出正面貢獻，儘管與原先預測水平相比屬較小及較慢。

與該等目標配合，估計扣除開支前供股所得款項約28,200,000港元將用作 貴集團電訊業務之一般營運資金。尤其供股所得款項約80%將用作促進美國ZONE之發展，而餘款則主要用於香港ZONE及新加坡ZONE之市場推廣計劃。

董事認為， 貴集團在當前艱苦經營環境下保持充裕資源十分重要。香港ZONE及新加坡ZONE已取得規模經濟效益以產生正數現金流量，而美國ZONE之大部份資本開支經已支付，該等業務已到達一個以適當市場推廣及業務開發努力便可獲得巨大收益增長之水平。缺乏財政資源會導致 貴集團不能實現其收益目標及自該等投資項目中充份得益。

吾等認為吾等已獲提供及吾等已審閱現況下可供查閱之資料及文件，以便就有關供股及清洗豁免達致知情觀點及作為吾等依賴通函所載資料之準確性之依據，同時亦為吾等之意見提供合理之基準。吾等並無理由懷疑通函所提供之資料或表達之意見遺漏或隱瞞任何重大事實或資料（貴公司所知之事實或資料）或懷疑　貴公司及董事向吾等提供之資料及事實之真確性或所表達之意見之合理性。惟吾等並無就董事提供予吾等之資料進行任何獨立核實或就　貴集團之業務及事務進行獨立深入調查。

此外，吾等亦無考慮股東就供股有關之税務影響，因有關影響乃因個別情況而有所不同。獨立股東於考慮供股及清洗豁免時應考慮彼等之税務狀況，如有任何疑問，應諮詢彼等之專業顧問。

主要考慮因素

吾等就供股及清洗豁免達致推薦意見時，已考慮以下各項因素：

(i) 貴集團業務之未來前景及供股所得款項用途

貴集團主要從事電訊供應服務。此外，　貴集團亦提供互聯網保安解決方案服務、線上保險服務及企業項目管理服務。

截至二零零二年六月三十日止六個月，　貴集團營業額增升10.8%至約141,000,000港元，而一年之前則為約127,000,000港元。在營運效率持續改善支持下，期內經營虧損減少至約79,000,000港元，而去年同期則約為127,000,000港元。與上述情況一致，期內股東應佔虧損亦由約537,000,000港元減少至約115,000,000港元。

期內　貴集團在香港、新加坡及美國之ZONE電訊業務（該業務佔其總收益93%）營業額增加24.9%至131,100,000港元。儘管ZONE之美國業務（「美國ZONE」）在期內錄得37.6%之收益增長，由於美國市場普遍放緩，該項收益仍低於　貴集團之預期。此外，為滿足美國ZONE企業及公司客戶之較嚴苛要求，　貴集團須在產品開發及營運建設方面承擔額外費用，致期內錄得經營虧損56,900,000港元。美國ZONE仍會有額外開發及營運建設費用須承擔，惟

(d) 林祥貴先生(貴公司執行董事,任職企業發展部副總裁)乃受薪僱員,彼擁有於行使時可轉換為10,300,000股現有股份之購股權,佔 貴公司於最後實際可行日期之現有已發行股本約0.22%;

(e) Hicks先生(非執行董事)擁有210,036,642股現有股份或佔 貴公司於最後實際可行日期之現有已發行股本約4.46%,彼已就接納或促使接納彼於供股之配額而作出不可撤回承諾。此外,Hicks先生擁有包銷商三分之一股權;及

(f) 韋雅成先生(獨立非執行董事)擁有100,000股現有股份股權或佔 貴公司於最後實際可行日期之現有已發行股本約0.002%。韋先生乃一家律師行之顧問,該律師行於二零零一年向 貴公司一家附屬公司提供意見。於二零零零年,上述律師行亦向一家Siemens先生、Saran先生及Hicks先生於其中擁有實益權益之公司提供意見。

根據上文所述,吾等認為Siemens先生、Saran先生、Bulawa先生、林先生、Hicks先生及韋先生不符合出任獨立董事之資格。因此,僅Matthew Brian Rosenberg先生(獨立非執行董事)合資格獲委任為獨立董事。

浩德融資有限公司已獲委任就供股及清洗豁免是否公平合理及符合獨立股東之利益向獨立董事提供意見。

吾等之意見基礎

於達致吾等之意見時,吾等在頗大程度上依賴 貴公司及董事向吾等提供之資料、聲明、意見及陳述,且吾等乃假設通函所載或所提述之所有該等資料、聲明、意見及陳述於作出時及直至通函日期乃真確無誤。吾等亦假設通函中董事會函件所載有關董事之所有信念、意見及意向陳述乃經審慎周詳考慮始行作出。吾等亦已尋求及取得 貴公司確認通函所提供或提述之資料並無遺漏重大事實。吾等亦已就 貴集團之計劃及業務前景與 貴集團之管理層進行討論。

三分一股權之公司。於供股後並假設概無購股權獲行使，倘包銷商全面履行其包銷承諾，則包銷商及與其一致行動人士(包括Siemens先生、Hicks先生及Saran先生)之持股權益總額將由約19.34%增加至約59.67%。

倘包銷商及與其一致行動人士因彼等按上文所述根據供股超額申請供股股份或履行包銷供股股份之責任而成為30%或以上股份之持有人，則包銷商須根據收購守則第26條提出強制性全面收購建議。由於包銷商不擬作出有關全面收購建議，彼已向證監會申請清洗豁免。清洗豁免一旦獲理事授出將須於股東特別大會上獲得獨立股東以投票表決方式批准。倘清洗豁免不獲獨立股東批准，則供股將不會進行。

獨立董事已獲委任就供股及清洗豁免向獨立股東提供意見。於釐定董事是否符合出任獨立董事之資格時，吾等已考慮各董事向證監會確認彼等於 貴公司之權益，並已注意到以下各項：

(a) Siemens先生(貴公司主席兼執行董事)擁有513,529,500股現有股份之股權及涉及於行使時可轉換為28,700,000股現有股份之購股權，分別佔 貴公司於最後實際可行日期之現有已發行股本約10.91%及0.61%。彼已就接納或促使接納彼於供股之配額作出不可撤回承諾。此外，Siemens先生擁有包銷商三分之一股權；

(b) Saran先生(貴公司副主席兼執行董事)擁有186,949,500股現有股份或佔 貴公司於最後實際可行日期之現有已發行股本約3.97%，彼已就接納或促使接納彼於供股之配額作出不可撤回承諾。此外，Saran先生擁有包銷商三分之一股權；

(c) Derrick Francis Bulawa先生(貴公司執行董事兼行政總裁)乃受薪僱員，彼擁有於行使時可轉換為38,518,509股現有股份之購股權，佔 貴公司於最後實際可行日期之現有已發行股本約0.82%；

以下為浩德於二零零二年十月二十八日致獨立董事之意見函件，乃為載入本通函而編製。

浩德融資有限公司

敬啟者：

建議按每股新股份供一股供股股份之比例
進行供股（每股供股股份作價0.12港元）
及清洗豁免

緒言

吾等謹此提述 貴公司於二零零二年十月二十八日致股東之通函（「通函」，本函件亦載於其中），以及吾等就供股及清洗豁免獲委任為獨立董事之獨立財務顧問，有關詳情載於通函之董事會函件內。除文義另有所指外，本函件所用專有詞彙與通函所界定者具有相同涵義。

貴公司現建議股本重組，涉及將 貴公司已發行普通股本之面值由每股現有股份0.02港元削減至每股0.0005港元，以及其後每20股每股面值0.0005港元之已發行股份合併為1股面值0.01港元之新股份。在（其中包括）股本重組完成之規限下，貴公司建議按合資格股東每持有1股新股份供1股供股股份之比例進行供股。

供股將使 貴公司現有已發行股本增加超過50%，因此須在股東特別大會上獲得獨立股東批准。

於最後實際可行日期，Siemens先生、Hicks先生及Saran先生實益擁有 貴公司現有已發行股本合共約19.34%，彼等已承諾接納或促使接納將暫定配發予彼等之供股股份配額。包銷商乃一家由Siemens先生、Hicks先生及Saran先生分別實益擁有

經衡量過浩德在其意見函件中所考慮之主要因素及理由以及其意見後，本人認為供股及清洗豁免之條款對獨立股東之權益而言乃屬公平合理，且亦符合本公司及股東之利益。因此，本人建議獨立股東投票贊成將於股東特別大會上提呈以批准供股及清洗豁免之普通決議案。

此 致

列位獨立股東 台照

獨立董事
獨立非執行董事
Matthew Brian Rosenberg
謹啟

二零零二年十月二十八日

e-KONG
e-Kong Group Limited
(於百慕達註冊成立之有限公司)

敬啟者：

股本重組建議
供股建議
清洗豁免
修訂公司細則建議
及
發行及購回新股份之一般授權

本人謹提述載於二零零二年十月二十八日刊發之通函(「該通函」)之董事會函件，而本函件亦收錄於通函內。除文義另有所指外，該通函所界定之詞彙與本函件所用詞彙具有相同涵義。

本人已獲委任為獨立董事，以審議供股及清洗豁免，並且就供股及清洗豁免對獨立股東而言是否公平合理向獨立股東提供意見，另外就獨立股東應否投票贊成將於股東特別大會上提呈以批准供股及清洗豁免之普通決議案提供推薦意見。浩德已獲委任就有關供股及清洗豁免之條款，向獨立董事提供意見。

推薦意見

該通函載有董事會函件及浩德致獨立董事之函件(載有其就供股及清洗豁免向獨立董事提供之意見)，敬希垂注。

Interventure及與其一致行動人士將不得就股東特別大會通告所載之第2項及第3項決議案進行投票，以批准供股及清洗豁免。

隨通函附上股東特別大會適用之代表委任表格。倘　閣下未能親自出席股東特別大會，務請按照隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何須於大會指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

推薦意見

閣下應注意本通函所載之獨立董事函件，當中載有獨立董事就供股及清洗豁免推薦獨立股東在股東特別大會上作出之投票意見。

閣下亦應注意載錄於本通函之浩德函件，當中載有浩德就供股及清洗豁免向獨立董事提出之意見及其達致有關意見之主要考慮因素及理由。浩德函件全文載於本通函。

獨立董事已考慮供股及清洗豁免之條款及浩德之意見，並推薦獨立股東在股東特別大會上投票贊成就供股及清洗豁免而提呈之第2項及第3項普通決議案。

董事認為擬就股本重組及授出發行授權及購回授權而提呈之決議案符合本公司之利益。因此，董事推薦股東在股東特別大會上投票贊成擬提呈之第1項、第4項、第5項及第6項決議案。

其他資料

敬請　閣下留意本通函各附錄所載之其他資料。

此 致

列位股東 台照
及購股權持有人 參照

代表董事會
e-Kong Group Limited
主席
Richard John Siemens
謹啟

二零零二年十月二十八日

一般授權

在股東特別大會上將提呈一項決議案，尋求股東批准授予董事一項無條件一般授權（「發行授權」），以配發、發行及處置本公司股本中之額外股份或其他證券，最多可達下列兩項中之較高者：(i)緊隨股本重組生效後之已發行股本；或(ii)待供股完成後，本公司經發行供股股份擴大之已發行股本之20%。

發行授權將在供股完成時生效，並將繼續有效至本公司下屆股東週年大會結束為止，除非其於有關大會內更新，或按任何適用法例或本公司之公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿時，或股東在下屆股東大會舉行之前在股東大會以普通決議案撤回或修訂。

於發行授權生效時，股東在二零零二年六月二十八日舉行之股東週年大會上通過普通決議案授予董事行使本公司權力以配發、發行及以其他方式處置額外股份及本公司其他證券之一般授權將予撤回。

在股東特別大會上亦將提呈一項決議案，尋求股東批准授予董事一項一般授權(「購回授權」)，在聯交所購回緊隨股本重組生效後之已發行股份或供股完成後本公司經發行供股股份擴大之已發行股本總額最多達10%。購回授權將持續生效，直至按任何適用法例或本公司之公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿時，或股東以普通決議案撤回或修訂時（以較早者為準）為止。

上市規則相關條文規定有有關規管公司在聯交所購回本身證券之說明函件，載於本通函附錄二。

股東特別大會

本公司訂於二零零二年十一月二十一日上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行股東特別大會，其通告載於本通函第102頁至第107頁，會上將提呈決議案以供股東省覽，並酌情批准股本重組、供股、清洗豁免、發行授權及購回授權。

上市及買賣

本公司已向聯交所上市委員會申請批准新股份及供股股份(以未繳股款及繳足股款形式)上市及買賣。預期未繳股款供股股份將由二零零二年十二月二日至二零零二年十二月九日(包括首尾兩日)期間買賣。

本公司概無任何部份之股本在任何其他證券交易所上市或買賣,亦無進行申請或擬尋求批准股份在任何其他證券交易所上市或買賣。

待供股股份(以未繳股款及繳足股款形式)獲聯交所批准上市及買賣及符合香港結算之股份收納規定後,未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券,自未繳股款及繳足股款之供股股份於聯交所開始買賣之日或香港結算決定之其他日期起,在中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易,須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統當時有效之一般規則及運作程序進行。

本公司將作出一切所需安排,確保未繳股款及繳足股款之供股股份獲接納加入中央結算系統。

就於聯交所進行買賣而言,未繳股款及繳足股款之供股股份每手買賣單位將為10,000股新股份。買賣未繳股款及繳足股款供股股份須繳付香港印花稅。

購股權行使價之調整

待股本重組生效及供股完成後,本公司於一九九九年十月二十五日所採納購股權計劃(經修訂)項下之購股權之行使價或須作出調整。本公司預期於二零零二年十一月二十八日或相近日子將會通知購股權持有人有關上述之調整。

INTERVENTURE之未來意向

董事已接獲Interventure通知,彼無意對董事會、本集團僱員之持續僱用、本集團現有業務之持續營運或固定資產之分配作出任何改變。進行供股之長遠理由於「進行供股之理由及所得款項用途」一節內闡述。

申請額外供股股份

合資格股東將有權申請海外股東任何未出售之配額，及任何已暫定配發但未獲合資格股東接納之供股股份。申請時須填寫額外供股股份申請表格，連同有關所申請額外供股股份之股款之獨立支票一併遞交。

倘　閣下擬申請認購　閣下根據供股獲暫定配發以外之任何供股股份，則須將額外供股股份申請表格(將於供股在股東特別大會上獲批准及股本重組生效後寄予合資格股東)填簽妥當，連同有關申請認購額外供股股份應付款項而另行發出之支票，於二零零二年十二月十三日下午四時正前送交秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)。所有股款均須以港元支票或銀行本票繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「e-Kong Group Limited － Excess Application Account」，並以「只准入抬頭人賬戶」劃線方式開出。秘書商業服務有限公司將知會　閣下所獲配發之任何額外供股股份。董事將酌情以公平公正基準分配額外供股股份，惟會優先考慮補足零碎股份至完整買賣單位之申請。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項所產生之全部利息將歸本公司所有。隨附有關支票於首次過戶時未能兑現之額外供股股份申請表格均可遭拒絕受理。

倘包銷商行使權利終止其於包銷協議項下之責任，則接納額外供股股份所收取之股款將會於二零零二年十二月十九日或之前，以平郵方式將退款支票不計利息退還予合資格股東，惟郵誤風險概由有關合資格股東承擔。

倘合資格股東未獲分配任何額外供股股份，則預期申請認購時所繳付之款項將於二零零二年十二月十九日或之前，全數以退款支票寄還予彼等。倘配發予合資格股東之額外供股股份數目少於所申請認購之數目，則預期認購款項之餘額將於二零零二年十二月十九日或之前，以退款支票寄還予合資格股東。

額外供股股份申請表格僅供獲寄發該表格之合資格股東使用，不得轉讓。所有文件(包括應繳款項之支票)將以平郵方式寄往彼等之登記地址，惟郵誤風險概由應得人士承擔。

公司(地址為香港干諾道中111號永安中心5樓)，否則有關暫定配額及一切有關權利將視作已被放棄及予以註銷。

閣下如欲只接納　閣下部份暫定配額或欲放棄　閣下全部或部份暫定配額，暫定配額通知書(隨附供股章程一併寄發)載有就此需進行之手續之詳情。

閣下如欲只接納　閣下部份暫定配額，或將部份　閣下根據供股獲暫定配發之供股股份認購權轉讓，或將認購權轉讓予超過一位人士，則須於二零零二年十二月四日下午四時正前，將暫定配額通知書整份送交本公司之股份過戶登記處香港分處秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)予以取消。秘書商業服務有限公司將會取消原有之暫定配額通知書，並按所要求之認購權配額發出新暫定配額通知書。

供股文件並未遵照香港及百慕達以外任何司法權區之證券或同等法例進行登記或存案。因此，任何居於香港以外地區之人士如欲申請認購供股股份，則有責任自行了解遵守所有有關地區之法律及規例(包括取得任何政府或其他方面之同意)之情況以及就此繳納該地區須繳納之任何稅項及稅款。本公司概不接納任何將予註冊之地址為香港以外任何地區之人士或就該等於香港以外任何地區供股股份之持有人就供股股份而提出之申請。本公司保留權利，在認為會違反任何司法權區所適用之證券或其他法例或規例之情況下，拒絕接納任何供股股份之申請。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項所產生之任何利息將歸本公司所有。隨附有關支票於首次過戶時未能兌現之任何暫定配額通知書均可遭拒絕受理。在此情況下，有關暫定配額及一切有關權利將被視作已被放棄而予以註銷。

倘包銷商行使權利終止其於包銷協議項下之責任，則接納供股股份所收取之股款將會於二零零二年十二月十九日或相近日子，以平郵方式將退款支票不計利息退還予合資格股東及其他獲有效轉讓未繳股款供股股份之人士，惟郵誤風險概由有關合資格股東或該等人士承擔。

免，以免除因供股完成而可能導致須提出任何強制性全面收購建議之責任。倘清洗豁免不獲獨立股東批准，供股將不予進行。

於供股完成後，倘Interventure及與其一致行使人士持有本公司已發行股本超過50%，則Interventure及與其一致行動人士可根據收購守則增加彼等於本公司之股權而毋須履行根據收購守則第26條提出強制性全面收購建議之責任。

買賣股份及未繳股款供股股份風險警告

新股份將由二零零二年十一月二十五日起以除權基準買賣。未繳股份供股股份將由二零零二年十二月二日至二零零二年十二月九日(包括首尾兩日)買賣。倘於二零零二年十二月十七日下午四時三十分前供股之條件仍未達成或包銷協議被Interventure終止，則供股將不會進行。

任何人士擬於二零零二年十一月二十五日至二零零二年十二月十七日期間(預期所有該等條件於二零零二年十二月十七日達成)買賣新股份，及擬於二零零二年十二月二日至二零零二年十二月九日(包括首尾兩日)期間買賣未繳股款供股股份，均須承擔供股可能不會成為無條件或可能不予進行之風險。

於上述期間投資者或須就買賣新股份或未繳股款供股股份尋求專業意見。

接納或轉讓手續

待供股在股東特別大會上獲批准及股本重組生效後，暫定配額通知書將寄發予合資格股東以認購供股股份。倘 閣下擬行使是項權利認購供股股份，則須於二零零二年十二月十三日下午四時正前按照暫定配額通知書所印備之指示，將該通知書連同於接納時繳付之全數股款送交本公司之股份過戶登記處香港分處秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)。所有股款均須以港元支票或銀行本票繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「e-Kong Group Limited — Rights Issue Account」，並以「只准入抬頭人賬戶」劃線方式開出。

謹請注意，除非暫定配額通知書連同適當之股款已於二零零二年十二月十三日下午四時正前由原有配發人或獲有效轉讓權利之任何人士送交秘書商業服務有限

股權架構之變動

下表顯示為股本重組及供股後股權架構之變動：

	於最後實際可行日期之股權架構		股本重組生效後及供股前		供股後（假設於記錄日期前除Siemens先生持有之購股權外所有購股權均行使，以及包銷商毋須根據包銷協議接納任何供股股份）（附註）		供股後（假設於記錄日期前並無購股權獲行使，以及包銷商須根據包銷協議接納所有供股股份）		供股後（假設於記錄日期除Siemens先生持有之購股權外所有購股權均行使，以及包銷商須根據包銷協議接納所有供股股份）（附註）	
	現有股份數目	%	*新股份數目*	%	*新股份數目*	%	*新股份數目*	%	*新股份數目*	%
包銷商	–	–	–	–	–	–	189,921,318	40.33	195,004,243	40.54
Siemens先生	513,529,500	10.91	25,676,475	10.91	51,352,950	10.67	51,352,950	10.91	51,352,950	10.67
Hicks先生	210,036,642	4.46	10,501,832	4.46	21,003,664	4.37	21,003,664	4.46	21,003,664	4.37
Saran先生	186,949,500	3.97	9,347,475	3.97	18,694,950	3.89	18,694,950	3.97	18,694,950	3.89
分計	910,515,642	19.34	45,525,782	19.34	91,051,564	18.93	280,972,882	59.67	286,055,807	59.46
其他董事	100,000	0.00	5,000	0.00	4,891,850	1.02	5,000	0.00	2,445,925	0.51
公眾股東	3,798,326,366	80.66	189,916,318	80.66	385,116,636	80.05	189,916,318	40.33	192,558,318	40.03
總計	4,708,942,008	100.00	235,447,100	100.00	481,060,050	100.00	470,894,200	100.00	481,060,050	100.00

附註：根據清洗豁免之規定，Siemens先生持有之購股權將不會於最後實際可行日期至股東特別大會日期期間行使。

清洗豁免

於二零零二年四月八日（即該公佈日期前六個月）至最後實際可行日期期間，Interventure及與其一致行動人士概無取得本公司之任何投票權。倘Interventure被要求全面履行其於包銷協議項下之認購責任，則Interventure及與其一致行動人士之股權總額將由約19.34%增加至59.67%（假設於記錄日期前概無購股權獲正式行使）。根據收購守則第26條，Interventure履行建議包銷承諾及與Interventure一致行動人士接納其供股股份配額連同彼等或會獲得之額外供股股份，將觸發Interventure及其一致行動人士須就彼等未擁有之所有本公司證券提出強制性全面收購建議之潛在可能性。Interventure已向理事申請根據豁免註釋附註1授予清洗豁免以豁免收購守則第26條之規定。清洗豁免（倘獲理事授予）須獲得獨立股東於股東特別大會上以表決方式批准。理事已表示，倘獨立股東在股東特別大會上作出批准，彼將授出清洗豁

Saran先生已承諾由彼及彼控制之公司實益擁有之186,949,500股現有股份於該公佈日期至記錄日期將仍會以彼等各自之名義登記。Saran先生亦不可撤回地承諾悉數認購或促使悉數認購彼等之暫定配額最多9,347,475股供股股份。

Siemens先生、Hicks先生及Saran先生各自尚未決定彼會否申請額外供股股份。

終止包銷協議

謹請留意，包銷協議載有條文，授予Interventure一項權利，可於發生若干事項之情況下可以書面通知終止其於包銷協議項下之責任。

倘於最後接納日期後第二個營業日下午四時三十分前發生下列事項，Interventure可終止其於包銷協議項下之承諾：

(a) 包銷協議所載由本公司作出之任何聲明或保證於作出或被視為作出時在任何重大方面乃失實或不正確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據存在之事實及情況而重新作出該等聲明或保證在任何重大方面乃失實或不正確；

(b) 本公司於任何方面嚴重違反其於包銷協議項下須承擔之責任；

(c) 包銷商根據包銷協議之責任所附帶任何條件於包銷協議規定最後限期前因任何理由未能達成或可能不能達成；或

(d) 國家或國際金融、貨幣、經濟或政治狀況出現任何轉變(包括匯率波動)，或出現不尋常市況或爆發衝突或敵意或任何其他事項，而包銷商合理認為對本集團整體業務或財政狀況或供股構成或可能構成重大不利影響。

供股之包銷安排

包銷協議

日期：	二零零二年十月四日
包銷商：	Interventure Group Limited
包銷股份數目：	不少於189,921,318股及不多於195,004,243股供股股份 *(附註)*
佣金：	包銷商所包銷供股股份總發行價之2%
	包銷商將收取之最高佣金約為468,010港元。

附註: 此等數字不包括暫定配發予Siemens先生、Saran先生及Hicks先生有關彼等各自於本公司之實益股權之45,525,782股供股股份。

Interventure乃一間由Siemens先生、Saran先生及Hicks先生分別實益擁有三分一權益之投資控股公司。其日常業務範圍並不包括包銷證券。Siemens先生、Saran先生、Hicks先生及彼等控制之公司實益擁有合共910,515,642股現有股份，佔本公司現有已發行股本約19.34%。

包銷協議為一項根據上市規則第14.24(5)條獲豁免股東批准規定之關連交易。

Siemens先生、Saran先生及Hicks先生作出不可撤回承諾

Siemens先生已承諾由彼控制之公司實益擁有之513,529,500股現有股份於該公佈日期至記錄日期將仍會以彼等各自之名義登記。Siemens先生亦不可撤回地承諾悉數認購或促使悉數認購彼等之暫定配額最多25,676,475股供股股份。

Hicks先生已承諾由彼及彼控制之公司實益擁有之210,036,642股現有股份於該公佈日期至記錄日期將仍會以彼等各自之名義登記。Hicks先生亦不可撤回地承諾悉數認購或促使悉數認購彼等之暫定配額最多10,501,832股供股股份。

根據包銷協議之條款，本公司及／或包銷商不得豁免上述供股之條件。倘於供股文件刊發日期二零零二年十一月二十七日（或包銷商及本公司可能協定之較後日期，惟該較後日期不得遲於二零零二年十二月三十一日下午五時）未能遵照各監管當局之規定達成供股之任何條件，則包銷商及本公司概無任何權利或須承擔因包銷協議產生之任何責任而接納彼等於供股項下之股份，而供股亦將告失效。

進行供股之理由及所得款項用途

本公司為一家投資控股公司，其附屬公司主要從事提供電訊服務。本集團之旗艦國際長途直撥及電訊業務乃由本公司全資附屬公司ZONE Group Inc.（「ZONE」）經營。ZONE目前在美國、香港及新加坡均有業務。

預期扣除開支後之供股所得款項淨額約為25,750,000港元（假設於記錄日期前並無行使尚未行使之購股權）。董事擬將所得款項淨額用作本集團現有電訊業務之一般營運資金。所得款項淨額中約80%將用作美國ZONE之一般營運資金，以支持業務發展至收益超逾經常性開支為止。餘額將用於香港及新加坡ZONE之銷售及市場推廣活動。於最後實際可行日期，本集團概無任何有關重大資本開支或收購之計劃。

董事認為，由於美國（作為國際直撥及國內長途電話之最大市場）之商業及住宅電話市場對具成本效益及有效率之電訊服務供應商有極高需求，故美國可提供發展機會。誠如本公司二零零二年度中期報告所述，本集團將繼續投資，以增加ZONE在美國業務（尤其企業及公司市場方面）之收益。董事認為，供股籌集之款項淨額連同本集團內部財政資源及可動用借貸，將使本集團可在其現有電訊業務獲充份發展時受惠。

董事認為，透過供股擴大本公司之股本基礎乃符合本公司及股東之整體利益，此乃由於擴大後之股本基礎將可支持本集團現有業務之持續發展。供股可讓股東參與本集團之發展。

倘(扣除開支後)可獲溢價，本公司將於未繳股款供股股份開始買賣時出售已暫定配發予海外股東之暫定配發供股股份。出售個別海外股東之未繳股款供股股份所得款項，在扣除開支後達100港元或以上金額將以港元支付予海外股東。不足100港元之個別金額將撥歸本公司所有。

供股股份之股票

待供股之條件達成後，所有繳足股款供股股份之股票預期將於二零零二年十二月十九日前寄予獲配發有關供股股份之認購人，風險概由彼等承擔。

供股之條件

供股須待(其中包括)以下條件達成後方可作實：

(a) 本公司寄發本通函予股東；

(b) 股東於股東特別大會上通過特別決議案批准股本重組；

(c) 獨立股東於股東特別大會上通過普通決議案批准供股及清洗豁免；

(d) 實行股本重組；

(e) 理事豁免Interventure及與其一致行動人士提出全面收購建議，收購Interventure及與其一致行動人士尚未擁有之本公司證券以及達成理事附於豁免之任何條件；

(f) 聯交所上市委員會批准(視乎配發而定)供股股份以未繳股款及繳足股款之方式上市及買賣且並無撤回該批准；

(g) 於香港公司註冊處進行供股文件之登記；及

(h) 於百慕達公司註冊處進行供股文件之存檔。

(ii) 新股份於直至及包括二零零二年十月四日（即該公佈日期前之最後交易日）十個交易日經調整平均收市價每股約0.20港元折讓約40%；

(iii) 新股份按於二零零二年十月四日（即該公佈日期前之最後交易日）在聯交所所報經調整收市價計算之理論除權價每股約0.16港元折讓約25%；

(iv) 新股份於最後實際可行日期在聯交所所報經調整收市價每股約0.20港元折讓約40%；

(v) 新股份於最後實際可行日期之前十個交易日經調整平均收市價每股約0.20港元折讓約40%；及

(vi) 新股份按於最後實際可行日期經調整收市價每股約0.20港元計算之理論除權價每股約0.16港元折讓約25%。

認購價由本公司與Interventure經公平磋商釐定。董事認為認購價公平合理，且符合本公司與股東之整體利益。

供股股份之地位

供股股份在配發及繳足股款後將在各方面與當時已發行之新股份享有相同權益。繳足股款供股股份之持有人將有權收取於供股股份配發日期後所宣派、作出或派付之所有未來股息及分派。

海外股東之權利

供股文件將不會根據香港及百慕達以外之任何司法權區證券法登記。董事審閱股東名冊後認為，在未於其他司法權區辦理登記或其他特別手續情況下向海外股東提呈供股股份會屬或可能屬不合法或不可行。故此，本公司將向海外股東寄發供股章程僅供彼等作參考之用，惟不會向海外股東配發供股之暫定配額，且本公司不會向海外股東寄發暫定配額通知書或額外供股股份申請表格。

合資格股東

本公司將僅向合資格股東寄發供股文件。

為符合參與供股之資格，股東必須：

- 於記錄日期營業時間結束時已登記為本公司之股東；及

- 於記錄日期在本公司股東名冊上所示地址為位於香港之地址。

股東如欲於記錄日期登記為股東，必須於二零零二年十一月二十六日下午四時前，將任何股份轉讓文件(連同有關股票)交回本公司之股份過戶登記處香港分處，方為有效。

本公司之股份過戶登記處香港分處為：

秘書商業服務有限公司
香港
干諾道中111號
永安中心5樓

暫停股份過戶登記手續

本公司將於二零零二年十一月二十七日暫停股份過戶登記。於該日不會辦理股份之過戶登記手續。

認購價

認購價為每股供股股份0.12港元，股款須於合資格股東接納其在供股中之暫定配額或申請額外供股股份或未繳股款供股股份之承讓人認購供股股份時繳足。

假設股本重組已生效，則認購價較：

(i) 新股份於二零零二年十月四日(即該公佈日期前之最後交易日)在聯交所所報經調整收市價每股約0.20港元折讓約40%；

股本中繳足股款之普通股股份(「普通股股份」),並按比例轉換任何多於或少於優先股股份面額(該比率(以下稱為「轉換率」)須按第6段之規定不時作出調整),而倘轉換通知(定義見下文第(3)分段)乃僅就部份持有之優先股股份而發出,以致轉換後所持優先股股份數目少於需按當時適用轉換率轉換為一股普通股股份之數目,則儘管轉換通知列明數字,所持有之全部優先股股份仍須予以轉換。」

於最後實際可行日期,本公司無意發行任何優先股股份。

供股建議

發行數據

供股之基準:	於記錄日期每持有一股新股份(相等於20股現有股份)獲配發一股供股股份
已發行現有股份數目:	於最後實際可行日期之4,708,942,008股現有股份
緊隨股本重組生效後之已發行新股份數目:	235,447,100股新股份
已授出但未行使之購股權:	購股權之持有人(不包括Siemens先生)有權認購101,658,509股現有股份或5,082,925股新股份
供股股份數目:	不少於235,447,100股及不多於240,530,025股供股股份

於最後實際可行日期有101,658,509份未行使之購股權,賦與其持有人(Siemens先生除外)權利認購101,658,509股現有股份或5,082,925股新股份。倘若在記錄日期或之前全數行使該等購股權(Siemens先生持有之購股權除外)所附有之認購權利而發行與配發股份,則已發行現有股份之數目將增加101,658,509股,而根據供股可發行之供股股份數目將增加5,082,925股。

除上文披露者外,於最後實際可行日期,並無其他可兑換為本公司股份而尚未行使之證券或文據。本公司預計可透過供股籌集約28,250,000港元(未扣除開支)。

股本重組之條件

股本重組須待(其中包括)下列條件達成後，方告完成：

(a) 股東於股東特別大會上批准(其中包括)削減股本、股份合併、註銷股份溢價及股份拆細；

(b) 聯交所上市委員會批准新股份上市及買賣；及

(c) 根據公司法於百慕達刊發有關削減股本及註銷股份溢價之通知。

買賣安排

待新股份獲准在聯交所上市及買賣後，新股份將獲香港結算接納為合資格證券，自新股份在聯交所開始買賣當日或由香港結算所指定之任何其他日期起，可於中央結算系統內寄存、結算及交收。聯交所參與者間於任何交易日之交易須於該交易後之第二個交易日在中央結算系統內交收。所有中央結算系統內之活動均依據當時有效之中央結算系統一般規則及中央結算系統運作程序進行。

修訂公司細則

由於股本重組後本公司普通股股份之面值將由每股現有股份0.02港元改為每股新股份0.01港元，本公司必須修訂其公司細則之公司細則第3(1)條以反映普通股股份之新面值。本公司之公司細則第3(1)條之建議修訂詳情載於股東特別大會通告第1項決議案內。倘獲批准，新公司細則第3(1)條之內文將如下：

「於二零零二年十一月二十二日或前後本公司細則修訂生效之日，本公司之股本將分為每股面值0.01港元之普通股股份及每股面值1.00港元之優先股股份。」

本公司亦須修訂其公司細則之公司細則第9A(4)(1)條，以反映股本重組後優先股股份轉換本公司普通股股份之新轉換率。建議對公司細則第9A(4)(1)條作出之修訂詳情載於股東特別大會通告第1項決議案內。倘獲批准，新公司細則第9A(4)(1)條之內文將如下：

「倘如下文所規定每位優先股股份持有人有權按本條第4段載列之時間及方式及按每股面額1元優先股股份可換一股普通股股份之基準(或按董事釐定並獲優先股股份持有人同意之其他基準)轉換全部或任何部份優先股股份為本公司

股本重組之理由

本公司每股面值0.02港元之已發行現有股份現正於聯交所以低於面值之價格買賣。現有股份於截至該公佈日期(包括該日)前一個月期間以介乎0.01港元至0.013港元之價格買賣。根據適用法例及本公司之公司細則，本公司不得以低於面值之價格發行股份。股本重組將有助供股及日後本公司以發行股份之方式集資。

誠如本公司截至二零零一年十二月三十一日止年度之經審核財務報表所述，本公司於二零零一年十二月三十一日之累計虧損為680,601,035港元。削減股本及註銷股份溢價將容許本公司撇銷累計虧損及容許本公司於較早機會向股東宣派股息(相對締造溢利以抵銷有關虧損而言)。

董事會相信股本重組對本公司及股東整體而言有利。

股本重組之影響

除有關股本重組產生之開支外，進行股本重組本身不會影響本公司之資產、業務營運、管理或財政狀況或股東之利益。

股本重組之影響概述如下：

	緊接股本重組前 *(附註)*	**股本重組生效後**
每股普通股股份之面值	0.02港元	0.01港元
法定普通股股份之數目	6,000,000,000	12,000,000,000
法定普通股之股本	120,000,000港元	120,000,000港元
已發行普通股股份之數目	4,708,942,008	235,447,100
已發行及繳足普通股之股本	94,178,840港元	2,354,471港元

*附註：*緊接股本重組前之已發行股本乃假設於最後實際可行日期後但於股本重組生效日期前並無因行使本公司購股權計劃項下任何權利而再發行現有股份。

免費更換新股份股票及並行買賣安排

待股本重組生效(預期為二零零二年十一月二十二日或該日前後)後，股東可於二零零二年十一月二十二日或之後至二零零三年一月六日止將現有股份股票交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓，以換領新股份之股票，費用由本公司支付。於上述期間後，更換現有股份股票須繳付每張新股份股票2.50港元(或聯交所不時容許之較高金額)。現有股份之股票將僅可在截至二零零二年十二月三十一日前期間作買賣交收之用。該日之後，有關股票將不獲接受作為買賣用途。儘管如此，現有股份股票將繼續為法定所有權憑證，可隨時更換為新股份股票。

由二零零二年十一月二十二日起，以每手4,000股現有股份為買賣單位之現有股份現有交易櫃檯將暫時關閉。以每手200股新股份為買賣單位之新股份臨時交易櫃檯將設立。現有股份之股票僅可在此臨時櫃檯進行買賣。

由二零零二年十二月六日起，買賣現有股份之現有交易櫃檯將重開，進行以每手10,000股新股份為買賣單位之新股份之交易。

由二零零二年十二月六日起至二零零二年十二月三十一日(包括首尾兩日)，將在上述兩個櫃檯進行並行買賣。

以每手200股新股份為買賣單位之新股份臨時交易櫃檯將於二零零二年十二月三十一日收市後撤除。該日之後，買賣僅會以新股份進行，而現有股份之現有股票將停止在市場流通及不獲接受作為買賣用途。然而，該等股票仍可有效作為擁有權文件。

碎股對盤服務安排

為避免買賣新股份碎股造成之不便，嘉洛證券有限公司已同意於二零零二年十一月二十二日至二零零三年一月八日(包括首尾兩日)期間在市場上盡力為新股份提供碎股對盤買賣服務。股東如欲使用對盤設施以出售彼等之新股份碎股或補足每手10,000股新股份，請於辦公時間內聯絡嘉洛證券有限公司之梁振邦先生，地址為香港中環畢打街11號置地廣場告羅士打大廈3308室，電話號碼2847-2239。

獨立股東將獲獨立董事Matthew Brian Rosenberg先生就供股及清洗豁免提供意見。浩德已獲本公司委任就供股及批准清洗豁免對獨立股東而言是否公平合理向獨立董事提供意見。

本通函旨在向閣下提供有關（其中包括）股本重組、供股及清洗豁免之進一步資料、獨立董事及浩德就供股及清洗豁免分別作出之推薦意見及意見，以及有關股東特別大會通告。

股本重組建議

根據股本重組，本公司之股本將按以下方式進行重組：

(a) 藉註銷每股已發行現有股份之繳足股本0.0195港元，將已發行現有股份之面值由0.02港元削減至0.0005港元；

(b) 每20股經削減股本產生之每股面值0.0005港元之已發行股份將合併為1股新股份；

(c) 將於該公佈日期本公司股份溢價賬之進賬金額1,196,238,291港元予以註銷；及

(d) 將每股法定惟尚未發行之現有股份拆細為兩股新股份。

削減股本產生之進賬91,824,369港元及註銷股份溢價產生之進賬1,196,238,291港元將抵銷本公司截至二零零一年十二月三十一日之累計虧損680,601,035港元，抵銷累計虧損後之進賬結餘607,461,625港元將記入本公司繳入盈餘賬。

於股本重組後本公司股份之每手股份買賣單位將由4,000股現有股份改為10,000股新股份。

新股份之零碎配額

新股份之零碎配額將集結出售，收益歸本公司所有。

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

執行董事：
Richard John Siemens先生 *(主席)*
Kuldeep Saran先生 *(副主席)*
Derrick Francis Bulawa先生
林祥貴先生

非執行董事：
William Bruce Hicks先生

獨立非執行董事：
韋雅成先生
Matthew Brian Rosenberg先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
2101－3室

敬啟者：

股本重組建議
供股建議
清洗豁免
修訂公司細則建議
及
發行及購回新股份之一般授權

緒言

於二零零二年十月七日，董事會宣佈本公司建議進行股本重組及供股。股本重組將按削減股本、股份合併、註銷股份溢價及股份拆細方式進行。本公司亦建議以供股方式按每股供股股份0.12港元之價格發行不少於235,447,100股供股股份，集資約28,250,000港元(未扣除開支)。本公司將按合資格股東於記錄日期每持有一股新股份可獲暫定配發一股供股股份。供股將不向海外股東提呈。

重開買賣每手10,000股新股份(以新股票方式)
之現有櫃檯 ....十二月六日星期五上午九時三十分

開始並行買賣新股份
(以現有股票及新股票方式) ....十二月六日星期五上午九時三十分

買賣未繳股款供股股份之最後日期 .... 十二月九日星期一

繳付股款及接納供股之最後時限 .... 十二月十三日星期五下午四時

供股股份成為無條件之最後時限 ....十二月十七日星期二下午四時三十分

在報章上公佈供股結果之日期 .... 十二月十八日星期三

就未獲接納或部份未獲接納之額外供股
股份申請寄發退款支票之日期 .... 十二月十九日星期四或之前

寄發繳足股款供股股份股票之日期 .... 十二月十九日星期四或之前

開始買賣繳足股款供股股份之日期 ..... 十二月二十三日星期一上午九時三十分

關閉買賣每手200股新股份
(以現有股票方式)之臨時櫃檯 .... 十二月三十一日星期二下午四時

結束並行買賣新股份(以現有股票及
新股票方式) ....十二月三十一日星期二下午四時

二零零三年

以現有股票免費轉換新股票之截止日期 .... 一月六日星期一

指定經紀終止在市場上提供對盤服務 .... 一月八日星期三
營業時間結束時

二零零二年

交回股東特別大會代表委任表格之最後時限	十一月十九日星期二上午十時
股東特別大會日期	十一月二十一日星期四上午十時
公佈股東特別大會結果	十一月二十二日星期五
股本重組生效日期	十一月二十二日星期五
開始買賣新股份日期	十一月二十二日星期五上午九時三十分
開始以現有股票免費轉換新股票	十一月二十二日星期五上午九時三十分
開設臨時櫃檯買賣每手200股新股份（以現有股票形式）	十一月二十二日星期五上午九時三十分
關閉買賣現有股份（每手4,000股現有股份）之現有櫃檯	十一月二十二日星期五上午九時三十分
指定經紀開始在市場提供對盤服務	十一月二十二日星期五
以連權方式買賣新股份之最後時限	十一月二十二日星期五下午四時
開始以除權方式買賣新股份之日期	十一月二十五日星期一
以連權方式轉讓股份之最後時限	十一月二十六日星期二下午四時
寄發供股文件日期	十一月二十七日星期三
暫停辦理股份過戶登記日期	十一月二十七日星期三
記錄日期	十一月二十七日星期三
恢復辦理股份過戶登記日期	十一月二十八日星期四
買賣未繳股款供股股份首日	十二月二日星期一
拆細未繳股款供股股份之最後時限	十二月四日星期三下午四時

謹請留意，包銷協議載有條文，授予Interventure一項權利，可於發生若干事項之情況下向本公司發出書面通知終止其於包銷協議項下之責任。

倘於最後接納日期後第二個營業日下午四時三十分之前發生下列事項，Interventure可終止其於包銷協議項下之承諾：

(a) 包銷協議所載由本公司作出之任何聲明及保證於作出或視為作出時在任何重大方面乃失實或不正確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據存在事實及情況而重新作出該等聲明或保證時在任何重大方面乃失實或不正確；

(b) 本公司於任何方面嚴重違反其於包銷協議項下須承擔之責任；

(c) 包銷商根據包銷協議之責任所附帶任何條件於包銷協議規定最後限期前因任何理由未能達成或可能不能達成；或

(d) 國家或國際、金融、貨幣、經濟或政治狀況出現任何轉變(包括匯率波動)，或出現不尋常市況或爆發衝突或敵意或任何其他事項，而包銷商合理認為對本集團整體業務或財政狀況或供股構成或可能構成重大不利影響。

倘包銷商終止包銷協議，則供股將不予進行。

以下資料摘錄自本通函，並須與本通函全文一併閱讀：

供股之基準：	於記錄日期每持有一股新股份（相等於20股現有股份）獲配發一股供股股份
已發行現有股份數目：	於最後實際可行日期之4,708,942,008股現有股份
緊隨股本重組生效後之已發行新股份數目：	235,447,100股新股份
已授出但未行使之購股權：	購股權之持有人（不包括Siemens先生）有權認購101,658,509股現有股份或5,082,925股新股份
供股股份數目：	不少於235,447,100股及不多於240,530,025股供股股份
認購價：	每股供股股份0.12港元，須於有效接納時繳足
授出配額之基準：	供股將按合資格股東於記錄日期每持有一股新股份（相等於20股現有股份）獲發一股供股股份之比例予以配發。海外股東將不獲暫定配發任何供股股份
申購額外供股股份：	合資格股東將有權申購超逾其獲暫定配發之供股股份
供股籌集之金額：	(i) 扣除開支前約28,250,000港元及所得款項淨額約25,750,000港元（假設概無購股權於記錄日期前行使） (ii) 扣除開支前約28,860,000港元及所得款項淨額約26,360,000港元（假設除Siemens先生持有之購股權外全部購股權於記錄日期前悉數行使） 估計約2,500,000港元之開支，乃就供股應付予顧問、核數師及印刷商之開支。

「清洗豁免」	指	理事根據收購守則第26條豁免註釋附註1，豁免Interventure及與其一致行動人士，因Interventure根據包銷協議條款認購之供股股份，及與Interventure一致行動人士接納其供股股份配額連同彼等共同或個別作出申請並獲本公司接受而獲得之額外供股股份，而須提出強制性全面收購建議收購Interventure及與其一致行動人士尚未擁有之本公司全部證券之責任
「%」	指	百分比

「供股文件」	指	供股章程、暫定配額通知書及額外供股股份申請表格
「供股股份」	指	本公司就供股將予發行之新股份
「披露權益條例」	指	香港法例第396章證券（披露權益）條例
「證監會」	指	證券及期貨事務監察委員會
「股東特別大會」	指	本公司將召開之股東特別大會，以考慮（其中包括）股本重組、供股、清洗豁免及發行及購回新股份之一般授權
「股份合併」	指	將本公司股本中每20股經削減股本產生每股面值0.0005港元之已發行股份合併為1股新股份
「購股權」	指	根據本公司於一九九九年十月二十五日採納之購股權計劃（經修訂）所授出之購股權
「註銷股份溢價」	指	註銷於該公佈日期本公司股份溢價賬之進賬金額1,196,238,291港元
「股份拆細」	指	每股法定惟尚未發行之現有股份拆細為兩股新股份
「股東」	指	本公司普通股股份現時之持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	每股供股股份0.12港元之認購價
「收購守則」	指	公司收購及合併守則
「包銷協議」	指	本公司及Interventure就供股於二零零二年十月四日訂立之包銷協議

「Hicks先生」	指	非執行董事William Bruce Hicks先生，連同彼控制之公司實益擁有210,036,642股現有股份（佔本公司已發行股本約4.46%）
「Saran先生」	指	本公司副主席Kuldeep Saran先生，連同彼控制之公司實益擁有186,949,500股現有股份（佔本公司已發行股本約3.97%）
「Siemens先生」	指	本公司主席Richard John Siemens先生，連同彼控制之公司實益擁有513,529,500股現有股份（佔本公司已發行股本約10.91%）
「新股份」	指	緊隨股本重組完成後本公司股本中每股面值0.01港元之新普通股股份
「海外股東」	指	於記錄日期名列本公司股東名冊而其登記地址為香港以外地區之股東
「供股章程」	指	本公司就供股將予刊發之供股章程
「合資格股東」	指	於記錄日期名列本公司股東名冊之股東，海外股東除外
「記錄日期」	指	二零零二年十一月二十七日
「有關期間」	指	由二零零二年四月八日（即該公佈刊發日期之前六個月之日期）起至最後實際可行日期止之期間
「供股」	指	股東按於記錄日期每持有一股新股份獲配發一股供股股份

「理事」	指	證監會企業融資部執行理事或執行理事之任何代表
「現有股份」	指	本公司現有股本中每股面值0.02港元之普通股股份
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「港元」	指	港元
「香港」	指	中華人民共和國香港特別行政區
「獨立董事」	指	董事Matthew Brian Rosenberg先生，彼獲委任就供股及清洗豁免向獨立股東提供意見
「獨立股東」	指	除Interventure、其聯繫人士及與其一致行動人士(包括Siemens先生、Hicks先生及Saran先生)以外之股東
「Interventure」或「包銷商」	指	Interventure Group Limited，一家於英屬處女群島註冊成立之投資控股公司，由Siemens先生、Hicks先生及Saran先生各實益擁有三分一權益
「最後接納日期」	指	二零零二年十二月十三日下午四時正，即可有效接納未繳股款供股股份暫定配額之最後日期
「最後實際可行日期」	指	二零零二年十月二十五日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「浩德」	指	浩德融資有限公司，根據香港法例第333章證券條例註冊之投資顧問，就供股及清洗豁免獲委任為獨立董事之獨立財務顧問
「該公佈」	指	本公司於二零零二年十月七日就(其中包括)股本重組、供股、清洗豁免及發行及購回新股份之一般授權而刊發之公佈
「聯繫人士」	具	上市規則所界定之涵義
「董事會」	指	董事會
「削減股本」	指	註銷每股已發行現有股份繳足股本中之0.0195港元
「股本重組」	指	重組本公司股本，包括削減股本、股份合併、註銷股份溢價及股份拆細
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	e-Kong Group Limited，一家於百慕達註冊成立之有限公司，其普通股股份在聯交所上市
「董事」	指	本公司董事
「除外供股股份」	指	合共45,525,782股供股股份，乃Siemens先生、Hicks先生及Saran先生有權根據供股之條款以彼等作為合資格股東之身份認購之股份

目錄

頁次

此乃要件 請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之e-Kong Group Limited（「本公司」）股份全部**售出或轉讓**，應立即將本通函連同附隨之代表委任表格送交買主或承讓人或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函乃就本公司於二零零二年十一月二十一日星期四舉行之股東特別大會而寄發予本公司股東及購股權持有人（僅供參考）。本通函並非，亦不構成認購或意圖邀請認購本公司股份或其他證券之建議。

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

股本重組建議
供股建議
清洗豁免
修訂公司細則建議
及
發行及購回新股份之一般授權

本公司之財務顧問

Quam Caring for your wealth

華富嘉洛證券融資有限公司
Quam Capital Limited
A Subsidiary of Quam Limited

獨立董事之獨立財務顧問

浩德融資有限公司

浩德融資有限公司致獨立董事（定義見內文）之意見函件載於本通函第31頁至第44頁。獨立董事（定義見內文）之函件載於本通函第29頁至第30頁。

本公司訂於二零零二年十一月二十一日上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行股東特別大會，其通告載於本通函第102頁至第107頁。倘 閣下未能親自出席股東特別大會及／或在會上投票，請按照隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何須於大會指定舉行時間48小時前送達。 閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

謹請留意，有關供股（定義見內文）之包銷協議（定義見內文）載有條文，授予包銷商（定義見內文）一項權利，可於發生若干事項之情況下發出書面通知終止其於包銷協議項下之責任。該等事項載於本通函第7頁「終止包銷協議」一節內。倘包銷商行使該權利，包銷商於包銷協議項下之責任將告終止，而供股將不予進行。

新股份（定義見內文）將由二零零二年十一月二十五日起以除權方式買賣。未繳股款之供股股份將由二零零二年十二月二日至二零零二年十二月九日（包括首尾兩日）進行買賣。倘於二零零二年十二月十七日下午四時三十分之前供股之條件並未達成，或包銷協議被Interventure Group Limited終止，則供股將不予進行。

任何人士擬於二零零二年十一月二十五日至二零零二年十二月十七日所有條件達成之日（預期為二零零二年十二月十七日）買賣新股份，及擬於二零零二年十二月二日至二零零二年十二月九日（包括首尾兩日）買賣未繳股款之供股股份，均須承擔供股可能不會成為無條件或可能不予進行之風險。

投資者擬於該等期間買賣新股份或未繳股款之供股股份，應諮詢專業意見。

二零零二年十月二十八日

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

02 ... 10: ...

SPECIAL GENERAL MEETING
FORM OF PROXY

Form of proxy for use by shareholders at the special general meeting (the "Meeting") of e-Kong Group Limited (the "Company") to be held at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong on Thursday, 21 November 2002 at 10:00 a.m. (or at any adjourned meeting thereof).

I/We *(Note a)* .... of ....

....,

being the registered holder(s) of .... ordinary shares *(Note b)* of HK$0.02 each in the capital of the Company, HEREBY APPOINT THE CHAIRMAN OF THE MEETING *(Note c)* or ....

.... of ....

....,

as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) to be held at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong on Thursday, 21 November 2002 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the resolutions set out in the notice convening the Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below *(Note d)*.

RESOLUTIONS	FOR	AGAINST
Special resolution numbered 1 *(Note e)*		
Ordinary resolution numbered 2 *(Note e)*		
Ordinary resolution numbered 3 *(Note e)*		
Ordinary resolution numbered 4 *(Note e)*		
Ordinary resolution numbered 5 *(Note e)*		
Ordinary resolution numbered 6 *(Note e)*		

Shareholder's signature .... Dated this .... day of .... , 2002.

Notes:

(a) Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

(b) Please insert the number of ordinary shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" here and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast his/her vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

(e) The full text of the resolutions appears in the notice of the Meeting dated 28 October 2002 incorporated in the circular of the Company dated 28 October 2002.

(f) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

(g) Where there are joint holders of any ordinary shares of the Company, any one of such holders may vote at the Meeting either personally or by proxy in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

(h) To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited with the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of the proxy will not preclude any member from attending and voting in person should you so wish. In the event that you attend the Meeting after having lodged this form of proxy, the form of proxy will be deemed to have been revoked.

(i) The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

股東特別大會
代表委任表格

e-Kong Group Limited(「本公司」)於二零零二年十一月二十一日星期四上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行之股東特別大會(「大會」)(或其任何續會)之股東代表委任表格。

本人／吾等 *(附註a)* ....

寓 ....

為本公司資本中每股面值0.02港元之普通股共 ....股 *(附註b)* 之登記持有人，

茲委任大會主席 *(附註c)* 或 ....

寓 ....

為本人／吾等之代表，於二零零二年十一月二十一日星期四上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行之大會(或其任何續會)上代表本人／吾等投票及行事，並考慮及酌情通過大會通告所載之決議案及於該等大會(及其任何續會)上代表本人／吾等及以本人／吾等之名義就下列決議案投票 *(附註d)*。

決議案	贊成	反對
第1項特別決議案 *(附註e)*		
第2項普通決議案 *(附註e)*		
第3項普通決議案 *(附註e)*		
第4項普通決議案 *(附註e)*		
第5項普通決議案 *(附註e)*		
第6項普通決議案 *(附註e)*		

股份持有人簽署：...　　　日期：二零零二年.....................月.....................日

附註：

(a) 請用**正楷**填寫全名及地址。

(b) 請填上以　閣下名義登記之普通股數目。如無填上股份數目，則本代表委任表格將被視為代表所有以　閣下名義登記之本公司所有股份。

(c) 閣下如欲委任大會主席以外之人士為代表，請將「大會主席」字樣刪除，並於空欄內填上擬委任代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**

(d) **重要提示：如　閣下欲投票贊成任何決議案，請在「贊成」欄內加上「✓」號；如　閣下欲投票反對任何決議案，請在「反對」欄內加上「✓」號。**如　閣下並無作出指示，則受委代表有權酌情投票。除召開大會通告所載之決議案外，受委代表亦有權在大會上就適當提呈之任何決議案酌情投票。

(e) 決議案全文見本公司於二零零二年十月二十八日刊發之通函所載訂於二零零二年十月二十八日之大會通告內。

(f) 本代表委任表格須經由　閣下或　閣下正式書面授權之人士簽署，如股東為公司，則須蓋上公司印鑑，或由負責人或正式授權人簽署。

(g) 如屬本公司任何普通股之聯名持有人，則其中任何一位持有人均可就該等股份在大會上親自或經由代表投票，猶如彼為唯一有權投票人士，惟倘多於一名聯名持有人親自或經由代表出席大會，則只有在本公司之股東名冊排名首位之該位持有人方有權投票。

(h) 閣下須將本代表委任表格，連同授權簽署該表格之授權書(如有)或其他授權文件(如有)或經由公證人認證之該等授權書或授權文件之副本，須於大會或其任何續會指定舉行時間四十八小時之前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥及交回代表委任表格後，　閣下仍可親自出席大會及在會上投票。倘屆時　閣下出席大會，本代表委任表格將被視作撤銷論。

(i) 受委代表毋須為本公司之股東，惟必須親身代表　閣下出席大會。